As filed with the Securities and Exchange Commission on September 29, 1999

                                                 Registration No. 333-__________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            ------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                            ------------------------

                          WEBSTER FINANCIAL CORPORATION

             (Exact name of registrant as specified in its charter)

              Delaware                         6022                      06-1187536
   (State or other jurisdiction      (Primary Standard Industrial      (I.R.S. Employer
 of incorporation or organization)    Classification Code Number)     Identification No.)

                                  Webster Plaza
                          Waterbury, Connecticut 06702
                                 (203) 753-2921
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                            ------------------------

                                 John V. Brennan
                            Executive Vice President,
                      Chief Financial Officer and Treasurer
                          Webster Financial Corporation
                                  Webster Plaza
                          Waterbury, Connecticut 06702
                                 (203) 578-2335
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   Copies to:

        Stuart G. Stein, Esq.                     Robert M. Taylor III, Esq.
        Steven E. Ballew, Esq.                    Day, Berry and Howard LLP
        Hogan & Hartson L.L.P.                           City Place 1
     555 Thirteenth Street, N.W.               Hartford, Connecticut 06103-3499
        Washington, D.C. 20004                          (860) 275-0100
            (202) 637-8575

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.[ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                            ------------------------

                         CALCULATION OF REGISTRATION FEE

- ------------------------- ---------------------- ----------------------- ---------------------- ----------------------
 Title of each class of                             Proposed maximum       Proposed maximum
    securities to be          Amount to be         offering price per     aggregate offering          Amount of
       registered              registered                unit*                  price*            registration fee*
- ------------------------- ---------------------- ----------------------- ---------------------- ----------------------
- ------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Common Stock, par value
     $.01 per share           8,054,374                $25.81               $207,883,393             $15,909**
- ------------------------- ---------------------- ----------------------- ---------------------- ----------------------

* Estimated pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices for shares of common stock of New England Community Bancorp, Inc. as reported on the Nasdaq Stock Market's National Market Tier and calculated as of September 27, 1999 and the exchange ratio prescribed by the agreement and plan of merger.

**  Reduced by the $41,883 filing fee previously paid pursuant to Rule 457(b).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

WEBSTER FINANCIAL CORPORATION               NEW ENGLAND COMMUNITY BANCORP, INC.
       WEBSTER PLAZA                          175 BROAD STREET, P. O. BOX 130
    WATERBURY, CT 06702                              WINDSOR, CT 06095
       (203) 753-2921                                 (860) 610-3600
        -------------                                 -------------

         PROSPECTUS                              JOINT PROXY STATEMENT

         The boards of directors of Webster Financial Corporation and New England Community Bancorp, Inc. have each approved a merger agreement. This agreement provides that NECB will merge into Webster, subject to customary conditions such as shareholder and regulatory approvals.

         If the merger takes place, NECB shareholders will receive 1.06 shares of Webster's common stock for each share of NECB's common stock you own, representing a value of $27.26 based on the September 27, 1999 closing price of Webster's common stock. Webster could opt to increase the exchange ratio in specific circumstances where NECB could otherwise terminate the merger agreement. In addition, the conversion of your shares of NECB common stock generally will not be taxable, except for the receipt of cash instead of fractional shares. Webster's common stock is traded on the Nasdaq Stock Market's National Market Tier under the symbol WBST.

         This document contains important information about Webster, NECB, the merger and the conditions that must be satisfied before the merger can occur. Please give all the information your careful attention.

         Your vote is very important. The merger agreement and the merger must be approved by the holders of at least a majority of outstanding shares of common stock of each of our companies. To vote your shares, you may use the enclosed proxy card or attend the special shareholders meeting each of us will hold to allow you to consider and vote on the merger. To approve the merger agreement, you MUST vote FOR the proposal by following the instructions on the enclosed proxy card. If you do not vote at all, that will, in effect, count as a vote against the proposal. We urge you to vote FOR this proposal.

/s/ James C. Smith                                            /s/ David A. Lentini
- ------------------                                            --------------------
James C. Smith                                                David A. Lentini
Chairman and Chief Executive Officer                          Chairman, President and Chief Executive Officer
Webster Financial Corporation                                 New England Community Bancorp, Inc.

                          ----------------------------

         WEBSTER'S  COMMON  STOCK HAS NOT BEEN  APPROVED OR  DISAPPROVED  BY THE
SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, OR THE FEDERAL DEPOSIT INSURANCE CORPORATION, NOR HAS ANY OF THESE INSTITUTIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this joint proxy statement/prospectus is September 29, 1999 and first mailed to shareholders on October 1, 1999

                          WEBSTER FINANCIAL CORPORATION
                                  WEBSTER PLAZA
                               WATERBURY, CT 06702

                               -------------------

                          NOTICE OF SPECIAL MEETING OF
                           SHAREHOLDERS TO BE HELD ON
                                NOVEMBER 9, 1999

                               -------------------



         A special meeting of shareholders of Webster Financial Corporation will be held on November 9, 1999, at 2:00 p.m. at the Sheraton Waterbury Hotel, 3580 East Main Street, Waterbury, Connecticut 06705, for the following purposes:

         1. To consider and vote on a proposal to approve and adopt the agreement and plan of merger, dated as of June 29, 1999, between Webster Financial Corporation and New England Community Bancorp, Inc., the merger of NECB into Webster and the other transactions contemplated by the merger agreement, as described in the attached joint proxy statement/prospectus.

         2. To consider and vote upon a proposal to approve and adopt the amendment to Webster's certificate of incorporation to increase the number of authorized shares of Webster's common stock from 50,000,000 to 200,000,000; and

         3. To transact any other business that properly comes before the special meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

         The board of directors of Webster has fixed the close of business on September 24, 1999 as the record date for the determination of shareholders of Webster entitled to notice of and to vote at the special meeting. Only holders of record of Webster's common stock at the close of business on that day will be entitled to notice of and to vote at the special meeting or any adjournments or postponements thereof.

         WEBSTER'S BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AND THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION ARE ADVISABLE AND ARE FAIR TO AND IN THE BEST INTERESTS OF WEBSTER'S SHAREHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND THE CERTIFICATE AMENDMENT, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE THE ABOVE-LISTED PROPOSALS.

         The affirmative vote of a majority of the shares of Webster's common stock outstanding on September 24, 1999 is required to approve the merger agreement and the merger. The required vote of Webster's shareholders on the merger is based on the total number of shares of Webster's common stock outstanding. NOT RETURNING A PROXY CARD, OR NOT VOTING IN PERSON AT THE SPECIAL MEETING OR ABSTAINING FROM VOTING WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE ABOVE-LISTED PROPOSALS.

         IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. A shareholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to the Secretary of Webster's board of directors, by subsequently filing another proxy or by attending the special meeting and voting in person.

                                      By order of the Board of Directors
                                      /s/ James C. Smith
                                      ------------------------------------------
                                      James C. Smith
                                      Chairman and Chief Executive Officer

Waterbury, Connecticut
September 29, 1999

 YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD.

                       NEW ENGLAND COMMUNITY BANCORP, INC.
                         175 BROAD STREET, P. O. BOX 130
                           WINDSOR, CONNECTICUT 06095

                               -------------------


                          NOTICE OF SPECIAL MEETING OF
                           SHAREHOLDERS TO BE HELD ON
                                NOVEMBER 9, 1999

                               -------------------



         A special meeting of shareholders of New England Community Bancorp, Inc. will be held on November 9, 1999, at 10:00 a.m. at the Hartford Golf Club, 134 Norwood Road, West Hartford, Connecticut, 06117-2238 for the following purposes:

         1. To consider and vote on a proposal to approve and adopt the agreement and plan of merger, dated as of June 29, 1999, between Webster Financial Corporation and NECB, the merger of NECB into Webster and the other transactions contemplated by the merger agreement, as described in the attached joint proxy statement/prospectus.

         2. To transact any other business that properly comes before the special meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

         You are entitled to notice and to vote at the special meeting or any adjournments or postponements of the meeting only if you were a holder of record of NECB's common stock at the close of business on September 24, 1999.

         NECB'S BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IS FAIR TO AND IN THE BEST INTERESTS OF NECB'S SHAREHOLDERS, HAS APPROVED THE MERGER AGREEMENT AND THE MERGER, AND RECOMMENDS THAT YOU VOTE TO APPROVE THE MERGER AGREEMENT AND THE MERGER.

         The affirmative vote of a majority of the shares of NECB's common stock outstanding on September 24, 1999 is required to approve the merger agreement and the merger. The required vote of NECB's shareholders is based on the total number of shares of NECB's common stock outstanding and not on the number of shares which are actually voted. NOT RETURNING A PROXY CARD, OR NOT VOTING IN PERSON AT THE SPECIAL MEETING OR ABSTAINING FROM VOTING WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER AGREEMENT AND THE MERGER.

         IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. A shareholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to the Secretary of NECB's board of directors, by subsequently filing another proxy or by attending the special meeting and voting in person.

                                      By order of the Board of Directors
                                      /s/ David A. Lentini
                                      ------------------------------------------
                                      David A. Lentini
                                      President and Chief Executive Officer

Windsor, Connecticut
September 29, 1999

 YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD.

                                TABLE OF CONTENTS



QUESTIONS AND ANSWERS ABOUT
     THE MERGER.............................     ii
SUMMARY  ...................................      1
SELECTED FINANCIAL DATA.....................      7
SELECTED UNAUDITED PRO FORMA
COMBINED FINANCIAL DATA OF
WEBSTER AND NECB ...........................     10
THE MEETINGS................................     12
     The Webster Special Meeting............     12
         Matters to be Considered at the
            Special Meeting.................     12
         Record Date and Voting.............     12
         Required Vote; Revocability of
            Proxies.........................     13
         Solicitation of Proxies............     14
     The NECB Special Meeting....................14
Matters to be Considered at the
            Special Meeting.................     14
         Record Date and Voting.............     14
         Required Vote; Revocability of
            Proxies.........................     15
         Solicitation of Proxies............     16
THE MERGER..................................     17
     The Parties............................     17
     Background of the Merger...............     18
     Recommendation of the NECB
         Board of Directors and Reasons
         for the Merger.....................     19
     Recommendation of the Webster
         Board of Directors and Reasons
         for the Merger.....................     20
     Purpose and Effects of the Merger......     21
     Structure..............................     21
     Exchange Ratio.........................     22
     Options................................     23
     Regulatory Approvals...................     23
     Conditions to the Merger...............     25
     Conduct of Business Pending
         the Merger.........................     26
     Third Party Proposals..................     26
     Expenses; Breakup Fee..................     26
     Fairness Opinions of NECB's
         Financial Advisors.................     27
              A.G. Edwards & Sons, Inc......     27
              HAS Associates, Inc...........     33
     Representations and Warranties.........     37
     Termination and Amendment of
         the Merger Agreement...............     38
     Federal Income Tax Consequences........     40
     Accounting Treatment...................     42
     Resales of Webster's Common
         Stock Received in the Merger.......     42
     Employee Benefits......................     43
     Absence of Dissenters' Rights..........     43
     Interests of NECB Directors and
         Executive Officers in the
         Merger that are Different
         Than Yours.........................     43
              Existing NECB Executive
                  Retention Agreements......     43
              Letter Agreements with
                  Webster...................     44
              NECB Stock Options............     45
              Board Membership..............     45
              Indemnification...............     45
     Option Agreement.......................     45
MARKET PRICES AND DIVIDENDS.................     48
     Webster's Common Stock.................     48
     NECB's Common Stock....................     49
DESCRIPTION OF CAPITAL STOCK
     AND COMPARISON OF
     SHAREHOLDER RIGHTS.....................     49
     Webster's Common Stock.................     49
     NECB's Common Stock....................     50
     Webster's Preferred Stock and
        Shareholder Rights Agreement........     51
     NECB's Preferred Stock.................     52
     Webster's Senior Notes.................     52
     Webster's Capital Securities...........     54
     Certificate of Incorporation
          and Bylaw Provisions..............     54
     Applicable Law.........................     58
WHERE YOU CAN FIND MORE
     INFORMATION............................     58
INCORPORATION OF DOCUMENTS
     BY REFERENCE...........................     59
     Webster Documents......................     59
     NECB Documents.........................     60
CAUTIONARY NOTE REGARDING FORWARD-LOOKING
         STATEMENTS.........................     60
SHAREHOLDER PROPOSALS.......................     61
OTHER MATTERS...............................     61
EXPERTS.....................................     61
INDEPENDENT PUBLIC
     ACCOUNTANTS............................     62
LEGAL MATTERS...............................     62
FINANCIAL INFORMATION.......................     63
AMENDMENT TO WEBSTER'
     CERTIFICATE OF
     INCORPORATION..........................     69
Appendix A
     Opinion of A. G. Edwards & Sons, Inc..     A-1
Appendix  B
     Opinion of HAS Associates, Inc.........    B-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:   WHY ARE WEBSTER AND NECB PROPOSING TO MERGE?  HOW WILL I BENEFIT?

A: In general, we believe that the business potential for the combination of Webster and NECB exceeds what Webster or NECB could accomplish by itself. We expect that the merger will enhance shareholder value for all shareholders.

     More specifically, we believe that the combined companies will be stronger than either Webster or NECB on a stand-alone basis. After the merger, Webster will be the fifth largest New England-based bank with approximately $10 billion in assets. As a result of the merger, the Webster franchise in New England will be significantly expanded by entering the New Hampshire market and by a strengthened business presence in three counties in Connecticut. Further, the products and services available to NECB customers will be expanded.

     The proposed transaction is expected to have a positive impact on Webster's earnings per share in the first year. It should also result in financial benefits from combining the operations of the two companies. The stability and continuity of Webster after the merger will be enhanced because one member of NECB's board of directors has agreed to serve on the board of directors of Webster and Webster Bank.

Q:   WHAT WILL I RECEIVE IN THE MERGER?

A: If you own NECB's common stock, each share will be converted into 1.06 shares of Webster's common stock, representing a value of $28.00 based on the September 17, 1999 price of Webster's common stock. However, if the price of Webster's common stock falls below thresholds established in the merger agreement, NECB may terminate the merger unless Webster decides to increase the 1.06 exchange ratio. See "The Merger--Termination and Amendment of the Merger Agreement."

Q:   WHAT HAPPENS TO MY FUTURE DIVIDENDS?

A: Before the merger takes place, NECB expects to continue to pay regular quarterly cash dividends on its common stock, which currently are $.12 per share. After the merger, any dividends will be based on what Webster pays. Webster presently also pays dividends at a quarterly dividend rate of $.12 per share. An exchange ratio of 1.06 would mean an equivalent dividend of $.13 per share for NECB's common stock.

Q:   WHAT DO I NEED TO DO NOW?

A: Just indicate on the enclosed proxy card how you want to vote, and sign, date and return it as soon as possible in the enclosed envelope. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy card will be voted FOR approval of the merger agreement and the merger. Not returning a proxy card, or not voting in person at the special meeting or abstaining from voting, will have the same effect as voting AGAINST the merger agreement and the merger.

     You can choose to attend the special meeting and vote your shares in person instead of completing and returning a proxy card. If you do complete and return a proxy card, you may change your vote at any time up to and including the time of the vote on the day of the special meeting by following the directions on pages 13 and 15.

Q:   WHO CAN VOTE?

A: You are entitled to vote at the Webster special meeting if you owned shares of Webster's common stock at the close of business on September 24, 1999. You will have one vote for each share of Webster's common stock that you owned at that time.

     You are entitled to vote at the NECB special meeting if you owned shares of NECB's common stock at the close of business on September 24, 1999. You will have one vote for each share of NECB's common stock that you owned at that time.

Q: IF MY SHARES ARE HELD IN STREET NAME BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions to your broker on how you want your shares voted.

Q:   CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at the special meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger takes place, NECB shareholders will receive instructions on how to exchange NECB certificates for Webster certificates. You do not need to send in your Webster stock certificates at any time in connection with the merger.

Q:   WHAT NEEDS TO BE DONE TO COMPLETE THE MERGER?

A: Our obligations to complete the merger depend on a number of conditions being met. In addition to our compliance with the merger agreement, these include:

     1. Approval of the merger agreement and merger by both the Webster and NECB shareholders.

     2.  Approval of the merger by federal and state regulatory authorities.

     3. Receipt of a legal opinion that, for United States tax purposes, NECB shareholders who exchange their shares for shares of Webster's common stock will not recognize any gain or loss as a result of the merger, except in connection with the payment of cash instead of fractional shares. This opinion will be subject to various limitations and we recommend that you read the fuller description of tax consequences provided in this document beginning on page 40.

     4.  In  the  case  of  Webster,   receipt  of  an  opinion  from  Webster's
         independent public accountant that the merger will qualify for "pooling of interests" accounting treatment.

     5. Approval by Nasdaq of listing of Webster's common stock to be issued in the merger.

     6. The absence of any injunction or legal restraint blocking the merger or government proceedings trying to block the merger.

     When the law permits, Webster or NECB could decide to complete the merger even though one or more of these conditions hasn't been met. We can't be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Q: WHOM CAN I CALL WITH QUESTIONS OR TO OBTAIN COPIES OF THIS PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS?

A: James M. Sitro, Vice President, Investor Relations, Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2399

     Anson C. Hall, Vice President and Treasurer, New England Community Bancorp, Inc., 175 Broad Street, P.O.

     Box 130, Windsor, Connecticut 06095, telephone (860) 683-4610.

     A copy of the merger agreement including each of its exhibits and the other documents described in this joint proxy statement/prospectus will be provided to you promptly without charge if you call or write to Mr. Sitro or Mr. Hall at these numbers or addresses. Such documents were also filed as exhibits to the registration statement filed with the SEC to register the shares of Webster's common stock to be issued in the merger. See "Where You Can Find More Information."

                                     SUMMARY

         The following is a brief summary of information located elsewhere in this document. It does not contain all of the information that is important to you. Before you vote, you should give careful consideration to all of the information contained in or incorporated by reference into this document to fully understand the merger. See "Where You Can Find More Information" on page
56. Each item in this summary refers to the page where that subject is discussed in more detail.


GENERALLY TAX FREE TRANSACTION FOR NECB SHAREHOLDERS (PAGE 40)

NECB and Webster have structured the merger so that, in general, none of Webster, NECB or NECB shareholders will recognize gain or loss for federal income tax purposes in the merger, except to the extent shareholders receive cash instead of fractional shares. NECB and Webster will not be obligated to complete the merger unless we receive legal opinions to that effect. Different tax consequences may apply to you because of your individual circumstances or because special tax rules apply to you, for example, if you:

o        are a tax-exempt organization;
o        are a dealer in securities;
o        are a financial institution;
o        are an insurance company;
o        are a non-United States person;
o        are subject to the alternative minimum tax;
o are a trader in securities who elects to apply a mark-to-market method of accounting;
o acquired your shares of NECB's common stock from the exercise of options or otherwise as compensation or through a qualified retirement plan; or
o hold shares of NECB's common stock as part of a straddle, hedge, or conversion transaction.

TAX MATTERS ARE VERY COMPLICATED. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL EXPLANATION OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

BOARDS OF DIRECTORS RECOMMEND APPROVAL (PAGE 19)

The Webster and NECB boards of directors approved the merger agreement and the merger and recommend that you vote FOR approval of these matters.

NECB'S FINANCIAL ADVISORS SAY CONSIDERATION FAIR, FROM A FINANCIAL POINT OF VIEW, TO NECB SHAREHOLDERS (PAGE 27)

In deciding to approve the merger, NECB's board of directors considered opinions of A.G. Edwards & Sons, Inc. and HAS Associates, Inc., NECB's financial advisors. The opinions concluded that the proposed consideration to be received by the holders of NECB's common stock in the merger is fair to the shareholders from a financial point of view. These opinions are attached as Appendix A and B to this document. WE ENCOURAGE YOU TO READ THESE OPINIONS CAREFULLY IN ORDER COMPLETELY TO UNDERSTAND THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATION OF THE REVIEW MADE BY A.G. EDWARDS AND HAS ASSOCIATES, IN PROVIDING THESE OPINIONS.

ABSENCE OF DISSENTERS' APPRAISAL RIGHTS IN THE MERGER (PAGE 43)

The holders of NECB and Webster's common stock have no dissenters' appraisal rights in connection with the merger.

DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS (PAGE 49)

The rights of NECB shareholders after the merger will be governed by the certificate of incorporation and bylaws of Webster rather than the certificate of incorporation and bylaws of NECB. These rights will continue also to be governed by the General Corporation Law of the state of Delaware since both Webster and NECB are incorporated in Delaware. Some of the provisions included in Webster's certificate of incorporation and bylaws may serve to prevent a change in control of Webster even if desired by a majority of the shareholders. Such provisions are not currently included in NECB's certificate of incorporation and bylaws. These provisions are:

o a board of directors divided into three classes, with directors in each class elected for three-year staggered terms;
o removal of a director only for cause by a two-thirds vote of the shareholders at a shareholders' meeting;
o        shareholder action by written consent only if the vote is unanimous;
o various provisions requiring a holder of 10% or more of Webster's common stock to seek certain approvals from the Webster board of directors and/or shareholders before acquiring additional shares or entering into a business combination with Webster; and
o supermajority approvals to amend the certificate of incorporation and bylaws of Webster.
o A shareholder rights agreement designed to protect against an inadequate tender offer or to deter coercive or unfair takeover tactics.

WEBSTER WILL USE "POOLING OF INTERESTS" ACCOUNTING TREATMENT (PAGE 42)

The merger will be accounted for as a "pooling of interests" for accounting and financial reporting purposes.

NECB MANAGEMENT'S MONETARY INTEREST IN THE MERGER (PAGE 43)

Some of the directors and executive officers of NECB have interests in the merger in addition to their interests as shareholders of NECB. David A. Lentini, Frank A. Falvo, Anson C. Hall and Donat A. Fournier each have existing NECB retention agreements. The merger will constitute a change in control for purposes of those retention agreements. Webster and each of these executives have entered into an agreement, by which the employment of the executives is terminated without cause, each executive agrees not to solicit Webster employees or customers or to compete with Webster, and Webster agrees to make payments based on the executive's rights under his retention agreement. The aggregate payment to be made to the executives as a group will be $4,559,407.

REGULATORY APPROVALS WE MUST OBTAIN FOR THE MERGER (PAGE 23)

For the merger to take place, we need to receive the regulatory approvals of the United States Office of Thrift Supervision and the Connecticut and New Hampshire Commissioners of Banking. We have filed applications with these regulators.

As of the date of this document, we haven't yet received the required approvals. While we don't know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we can't be certain when or if we will get them.

TERMINATION OF THE MERGER AGREEMENT (PAGE 38)

The merger agreement specifies a number of situations when we may terminate the agreement. The merger agreement may be terminated at any time prior to the effective time by our mutual consent and by either of us under specified circumstances, including if the merger is not consummated by June 29, 2000, if we do not receive the needed shareholder or regulatory approvals or if the other party breaches its agreements. NECB may terminate if Webster's common stock price falls below a threshold set forth in the merger agreement and Webster does not increase the exchange ratio pursuant to a prescribed formula.

Regardless of whether the merger is completed, we will each pay our own fees and expenses, except that we will evenly divide the costs and expenses that we've incurred in printing and mailing this document and the registration fees that we will have to pay to the Securities and Exchange Commission.

OPTION TO DISCOURAGE OTHER PARTIES FROM MAKING OTHER PROPOSALS TO ACQUIRE NECB (PAGE 45)

In connection with the merger agreement, NECB granted Webster an option to purchase shares not to exceed 19.9% of NECB's outstanding common stock at an exercise price of $22.14. The option agreement is intended to discourage other parties from making alternative acquisition-related proposals to NECB.

In addition to the option to purchase NECB's common stock, under the circumstances mentioned in the next paragraph, Webster may require NECB to repurchase the option or shares acquired upon a previous exercise of the option at a predetermined price. Alternatively, upon the occurrence of these circumstances, Webster may surrender the option and/or any shares received upon a previous exercise of the option and receive a payment of $5,000,000.

Webster cannot exercise its option unless a business combination or acquisition transaction concerning NECB or related activities, including the sale of a substantial amount of NECB's assets or stock are proposed or occur. We do not know of any event that has occurred as of the date of this document that would permit Webster to exercise its option.

WEBSTER'S CERTIFICATE AMENDMENT TO INCREASE AUTHORIZED SHARES (PAGE 69)

Webster shareholders are also being asked to authorize an amendment to Webster's certificate of incorporation to increase the number of authorized shares of common stock from 50,000,000 to 200,000,000 shares.

INFORMATION ABOUT THE SPECIAL MEETINGS (PAGE 12)

A special meeting of Webster shareholders will be held on November 9, 1999, at 2:00 p.m. at the Sheraton Waterbury Hotel, 3580 East Main Street, Waterbury, Connecticut 06705, for the following purposes:

o to vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement;
o        to  vote  on  a  proposed   amendment  to  Webster's   certificate   of
         incorporation; and
o to address any other matters that properly come before the special meeting, or any adjournments or postponements of the meeting, including a motion to adjourn the special meeting to another time and/or place to solicit additional proxies in favor of the merger agreement and the merger or otherwise.

A special meeting of NECB shareholders will be held on November 9, 1999, at 10:00 a.m. at the Hartford Golf Club, 134 Norwood Road, West Hartford, Connecticut, 06117-2238 for the following purposes:

o to vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement; and
o to address any other matters that properly come before the special meeting, or any adjournments or postponements of the meeting, including a motion to adjourn the special meeting to another time and/or place to solicit additional proxies in favor of the merger agreement and the merger or otherwise.

THE COMPANIES INVOLVED IN THE MERGER (PAGE 17)

WEBSTER FINANCIAL CORPORATION

Webster Plaza
Waterbury, Connecticut 06702
(203) 753-2921

Webster is a Delaware corporation and the holding company of Webster Bank, Webster's federal savings bank subsidiary. Both Webster and Webster Bank are headquartered in Waterbury, Connecticut. At June 30, 1999, Webster had total consolidated assets of $9.1 billion, total deposits of $5.7 billion, and shareholders' equity of $565 million, or 6.24% of total assets.

NEW ENGLAND COMMUNITY BANCORP, INC.

175 Broad Street
P.O. Box 130
Windsor, Connecticut 06095
(860) 610-3600

NECB is a Delaware corporation and a multi-bank holding company of New England Bank and Trust Company, The Equity Bank, Community Bank and Olde Port Bank and Trust. NECB is headquartered in Windsor, Connecticut. At June 30, 1999, NECB had total consolidated assets of $808 million, total deposits of $641 million, and shareholders' equity of $69.6 million, or 8.6% of total assets.

Immediately after the merger of NECCB with and into Webster, NECB's subsidiary banks will merge into Webster Bank.

SHARE INFORMATION AND MARKET PRICES

         Both Webster's and NECB's common stock are traded on the Nasdaq Stock Market's National Market Tier under the trading symbols "WBST" and "NECB", respectively. The table below presents the per share closing prices of Webster's and NECB's common stock on Nasdaq as of the dates specified and the pro forma equivalent market value of the 1.06 shares of Webster's common stock to be exchanged for each share of NECB's common stock in the merger. June 29, 1999 was the last trading date before public announcement of the merger agreement. NECB's pro forma equivalent market value was determined by multiplying the closing price of Webster's common stock on June 29, 1999 by an exchange ratio of 1.06. For more information about the exchange ratio and how it may be increased, see "The Merger -- Exchange Ratio," and for more information about the stock prices and dividends of Webster and NECB, see "Market Prices and Dividends."


                                                                                                  NECB's
                                                   Last Reported Sale Price                    Common Stock
                                            ------------------------------------                 Pro Forma
                                             Webster's                NECB's                 Equivalent Market
Date                                        Common Stock           Common Stock                    Value
- ----                                        ------------           ------------              -----------------
June 29, 1999.......................           $28.38                 $26.75                      $30.08
September 27, 1999..................           $25.75                 $26.00                      $27.26

         NECB's shareholders are advised to obtain current market quotations for Webster's common stock. The market price of Webster's common stock will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger takes place. No assurance can be given as to the market price of Webster's common stock at the time of the merger, although NECB may terminate the merger agreement if Webster's common stock price falls below a certain threshold and Webster does not increase the exchange ratio pursuant to a prescribed formula. See "The Merger -- Termination and Amendment to the Merger Agreement."

COMPARATIVE PER SHARE DATA

         The following table shows historical information about net income per share, cash dividends per share and book value per share, and similar information reflecting the merger, which we refer to as "pro forma" information. In presenting the comparative pro forma information for the time periods shown, we assumed that we had been merged throughout those periods.

         We also assumed that we will treat our companies as if they had always been combined for accounting and financial reporting purposes--a method known as "pooling of interests" accounting. The information listed as "equivalent pro forma" was obtained by multiplying the pro forma amounts by the exchange ratio of 1.06. We present this information to reflect the fact that NECB shareholders will receive more than one share of Webster's common stock for each share of NECB's common stock exchanged in the merger.

         We expect that we will incur merger and integration charges as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. These changes and benefits are not reflected in the pro forma data. While helpful in illustrating the financial characteristics of the combined company under one set of assumptions, the pro forma information does not reflect these anticipated financial benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined.

         The per share data gives effect to all previous stock splits of Webster's common stock.

         The information in the following table is based on, and you should read it together with, the historical financial information that we have presented in our prior filings with the SEC. We are incorporating this material into this document by reference. See "Where You Can Find More Information" on page 56 for a description of where you can find our prior filings.


                                                        At or for the      At or for the    At or for the     At or for the
                                                       Six Months Ended     Year Ended        Year Ended       Year Ended
                                                           June 30,         December 31,      December 31,     December 31,
                                                             1999              1998              1997             1996
                                                          ---------          --------          --------         ------
Net Income per Common Share (Basic):
  Webster -- historical..........................          $ 1.23            $ 1.86           $ 1.10            $ 1.44
  NECB -- historical ............................            0.62              1.07             0.93              1.06
  Pro Forma Combined ............................            1.13              1.74             1.07              1.38
  Equivalent Pro Forma ..........................            1.20              1.84             1.14              1.46

Net Income per Common Share (Diluted):

  Webster -- historical..........................            1.20              1.83             1.07              1.36
  NECB -- historical.............................            0.61              1.05             0.92              1.06
  Pro Forma Combined.............................            1.11              1.70             1.05              1.32
  Equivalent Pro Forma ..........................            1.18              1.81             1.11              1.40

Cash Dividends per Common Share:

   Webster -- historical.........................            0.23              0.44             0.40              0.34
   NECB -- historical............................            0.24              0.39             0.33              0.26
   Pro Forma Combined............................            0.23              0.43             0.39              0.33
   Equivalent Pro Forma .........................            0.24              0.46             0.42              0.35

Book Value per Common Share:

   Webster -- historical.........................           14.88             14.87
   NECB -- historical............................           10.08             10.43
   Pro Forma Combined............................           14.14             14.16
   Equivalent Pro Forma .........................           14.99             15.01

                             SELECTED FINANCIAL DATA

         The tables below present summary historical financial and other data for Webster and NECB as of the dates and for the periods indicated. This summary data is based on and should be read in conjunction with Webster's and NECB's historical consolidated financial statements and related notes which we have presented in our prior filings with the SEC and which are incorporated by reference into this document. For historical information, see "Where You Can Find More Information." You should read all of the selected financial information we provide in the following tables together with this historical financial information and the unaudited pro forma financial information we provide in this document, which you can find beginning at page 61. All adjustments necessary for a fair presentation of financial position and results of operations have been included. The historical operating results of both Webster and NECB for the six months ended June 30, 1999 and 1998, respectively, are not necessarily indicative of results which may be expected for the entire year, nor are the pro forma amounts necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been consummated at the beginning of the periods presented. All financial data presented for Webster before December 31, 1998 have been restated to reflect the financial results of Webster and Eagle Financial Corp., which was acquired by Webster in April 1998. All per share data of Webster and NECB have been adjusted retroactively to give effect to stock dividends and stock splits.

SELECTED CONSOLIDATED FINANCIAL DATA - WEBSTER
(DOLLARS IN THOUSANDS)

                                     AT OR FOR THE
                                   SIX MONTHS ENDED
                                       JUNE 30,
                                      (UNAUDITED)                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                                   1999         1998         1998         1997         1996         1995          1994
                               ------------ ------------ ------------ ------------ ------------ ------------  ------------
FINANCIAL CONDITION AND
   OTHER DATA
Total assets..............      $9,056,990   $9,189,143   $9,033,917   $9,095,887   $7,368,941   $6,479,567    $6,114,613
Loans receivable, net.....       5,278,808    4,920,663    4,993,509    4,995,851    4,737,883    3,977,725     4,007,710
Securities................       3,111,234    3,737,024    3,462,090    3,589,273    2,105,173    2,000,185     1,558,401
Intangible assets.........         139,338       83,550       78,380       78,493       81,936       26,720        31,093
Deposits..................       5,719,866    5,736,374    5,651,273    5,719,030    5,826,264    5,060,822     5,044,336
Federal Home Loan Bank
   advances and other
   borrowings.............       2,476,449    2,570,566    2,513,481    2,549,597      957,835      834,557       613,791
Shareholders' equity......         565,438      548,426      554,879      517,262      472,824      460,791       364,112
Number of banking offices.             115          101          101          114          120          109           108
OPERATING DATA

Net interest income.......      $  130,675     $123,048   $  245,435   $  251,050   $  222,118   $  188,646    $  182,100
Provision for loan losses.           4,100        3,800        6,800       24,813       13,054        9,864         7,149
Noninterest income:

  Nonrecurring income:....              --           --           --          546       15,904           --            --
  Other income............          39,657       37,136       74,163       41,718       36,105       33,316        21,378
                                ----------  -----------   ----------   ----------   ----------   ----------    ----------
    Total noninterest income        39,657       37,136       74,163       42,264       52,009       33,316        21,378
Noninterest expenses:
  Acquisition-related
      expenses............              --       17,400       17,400       29,792          500        4,271           700
  Other noninterest expenses        98,083       90,911      180,389      171,871      173,977      142,592       140,260
                                ----------  -----------   ----------   ----------   ----------   ----------    ----------
    Total noninterest
      expenses............          98,083      108,311      197,789      201,663      174,477      146,863       140,960
                                ----------  -----------   ----------   ----------   ----------   ----------    ----------
Income before income taxes          68,149       48,073      115,009       66,838       86,596       65,235        55,369
Income taxes..............          23,171       18,952       44,544       25,725       32,602       23,868        17,861
                                ----------  -----------   ----------   ----------   ----------   ----------    ----------
Net income................          44,978       29,121       70,465       41,113       53,994       41,367        37,508
Preferred stock dividends.              --           --           --           --        1,149        1,296         1,716
                                ----------  -----------   ----------   ----------   ----------   ----------    ----------
Income available to common
  shareholders............      $   44,978      $29,121   $   70,465   $   41,113   $   52,845   $   40,071    $   35,792
                                ==========   ==========   ==========   ==========   ==========   ==========    ==========

SIGNIFICANT STATISTICAL DATA - WEBSTER

                                         AT OR FOR THE
                                       SIX MONTHS ENDED
                                           JUNE 30,
                                          (UNAUDITED)                    AT OR FOR THE YEAR ENDED DECEMBER 31,
                                       1999        1998        1998         1997        1996        1995        1994
                                    ----------  ----------  ----------   ----------  ----------  ----------  ----------
FOR THE PERIOD:
Net income per common share:
  Basic..........................     $   1.23    $   0.77    $   1.86     $   1.10    $   1.44    $   1.18    $   1.16
  Diluted........................     $   1.20    $   0.75    $   1.83     $   1.07    $   1.36    $   1.12    $   1.09

Cash dividends per common share..     $   0.23    $   0.22    $   0.44     $   0.40    $   0.34    $   0.32    $   0.26
Return on average shareholders'
  equity.........................        16.91%      11.25%      13.16%        8.44%      11.32%      10.05%      10.52%
Interest rate spread.............         2.99%       2.59%       2.64%        3.00%       3.12%       2.98%       3.23%
Net interest margin..............         3.12%       2.76%       2.81%        3.19%       3.24%       3.14%       3.36%
Noninterest expenses to average
  assets.........................         2.19%       2.29%       2.13%        2.45%       2.42%       2.34%       2.45%
Noninterest expenses (excluding
  foreclosed property,
  acquisition related, capital
  securities, preferred dividends
  and intangible amortization
  expenses) to average assets....         1.86%       1.61%       1.63%        1.91%       2.30%       2.09%       2.09%
Ratio of earnings to fixed
  charges........................         2.00        1.57        1.72         1.61        2.40        2.25        2.47

AT END OF PERIOD:

Diluted weighted average
  shares (000's).................       37,338      38,679      38,571       38,473      39,560      36,797      34,533
Book value per common share......     $  14.88    $  14.31    $  14.87     $  13.78    $  12.73    $  12.24    $  10.96
Tangible book value per
  common share...................     $  11.21    $  12.13    $  12.77     $  11.69    $  10.48    $  11.50    $   9.98
Shareholders' equity to total
  assets.........................         6.24%       5.97%       6.14%        5.69%       6.42%       7.11%       5.95%
Nonaccrual assets to total
  assets.........................         0.39%       0.41%       0.32%        0.59%       0.98%       1.46%       1.80%
Allowance for loan losses to
  nonaccrual loans...............       197.63%     190.72%     217.14%      141.23%     100.40%      90.93%     102.96%
Allowances for nonaccrual assets
  to nonaccrual assets...........       174.89%     149.04%     191.37%      112.23%      78.78%      64.94%      62.72%

SELECTED CONSOLIDATED FINANCIAL DATA AND SIGNIFICANT STATISTICAL DATA - NECB

    (DOLLARS IN THOUSANDS)

                                          AT OR FOR THE
                                        SIX MONTHS ENDED
                                            JUNE 30,
                                           (UNAUDITED)                   AT OR FOR THE YEAR ENDED DECEMBER 31,
FINANCIAL CONDITION AND
OTHER DATA                             1999         1998        1998        1997         1996        1995        1994
                                    ----------   ----------  ----------  ----------   ----------  ----------  -------
Total assets................         $ 808,398    $ 805,882   $ 803,887  $  806,888    $ 692,628   $ 584,378  $  446,288
Loans, net..................           514,907      526,180     513,609     529,067      452,180     376,251     292,533
Deposits....................           640,721      670,954     660,951     691,966      612,625     527,231     406,395
Shareholders' equity........            69,592       72,976      73,350      68,341       62,263      49,017      32,274
Number of banking offices...                18           17          18          14           13           9           7

OPERATING DATA

Net interest income.........         $  18,452    $  18,601   $  37,176   $  34,708    $  30,525   $  22,220  $   19,645
Provision for loan losses...               333          805       1,303       1,636        2,687       2,125       3,291
Noninterest income..........             4,489        4,268       8,475       5,459        4,824       3,646       3,182
Noninterest expenses........            15,835       14,228      31,644      27,870       22,709      18,679      17,533
                                     ---------    ---------   ---------   ---------    ---------   ---------   ---------
Income before income taxes..             6,773        7,836      12,704      10,661        9,953       5,062       2,003
Income tax expense..........             2,428        3,211       5,150       4,162        3,111         254         481
                                     ---------    ---------   ---------   ---------    ---------   ---------   ---------
Net income..................         $   4,345    $   4,625   $   7,554   $   6,499    $   6,842   $   4,808   $   1,522
                                     =========    =========   =========   =========    =========   =========   =========

                                         AT OR FOR THE
                                        SIX MONTHS ENDED
                                            JUNE 30,
                                           (UNAUDITED)                   AT OR FOR THE YEAR ENDED DECEMBER 31,
SIGNIFICANT STATISTICAL DATA FOR
THE PERIOD:                            1999         1998        1998        1997         1996        1995        1994
                                    ----------   ----------  ----------  ----------   ----------  ----------  -------
Net income per common share-
    Basic......................        $   0.62    $   0.66    $   1.07    $   0.93     $   1.06    $   0.97    $   0.39
    Diluted....................        $   0.61    $   0.64    $   1.05    $   0.92     $   1.06    $   0.97    $   0.39
Cash dividends declared per common
  share........................        $   0.24    $   0.19    $   0.39    $   0.326    $   0.255   $   0.186   $   0.045
Return on average shareholders'
  equity.......................           11.99%      13.21%      10.38%       9.91%       12.50%      13.15%       5.46%
Interest rate spread...........            4.39%       4.37%       4.30%       4.51%        4.54%       4.43%       4.53%
Net interest                               5.19%       5.21%       5.19%       5.36%        5.32%       5.30%       5.03%
margin......................
Noninterest expenses to
  average assets...............            4.07%       3.64%       4.08%       3.98%        3.65%       4.12%       4.14%
Ratio of earnings to fixed
  charges......................            3.88        5.29        4.32        4.99         9.72        6.01        3.78

AT END OF PERIOD:
Diluted weighted average
  shares (000's)................          7,105       7,254       7,204       7,069        6,485       4,974       3,883
Book value per common share.....       $  10.08    $  10.38    $  10.43    $   9.74     $   8.72    $   7.81    $   7.47
Tangible book value per
  common share.................        $   9.41    $   9.66    $   9.74    $   8.99     $   8.09    $   7.74    $   7.47
Shareholders' equity to total
  assets.......................            8.61%       9.06%       9.12%       8.47%        8.99%       8.39%       7.23%
Nonaccrual assets to total
  assets........................           1.01%        .91%       0.66%       1.22%        1.18%       1.51%       2.10%
Allowance for loan losses to
  nonaccrual loans..............         157.60%     180.66%     188.99%     122.80%      114.70%     104.10%      84.90%

                      SELECTED UNAUDITED PRO FORMA COMBINED
                       FINANCIAL DATA OF WEBSTER AND NECB

    (DOLLARS IN THOUSANDS)

                                      AT OR FOR THE
                                    SIX MONTHS ENDED
                                        JUNE 30,
                                       (UNAUDITED)                      AT OR FOR THE YEAR ENDED DECEMBER 31,
FINANCIAL CONDITION AND OTHER
DATA                                 1999         1998         1998         1997         1996         1995         1994
                                ---------------------------------------------------------------------------------------
Total assets..................   $9,861,982   $9,995,025   $9,837,804   $9,902,775   $8,061,569   $7,063,945   $6,560,901
Loans receivable, net.........    5,793,715    5,446,843    5,507,118    5,524,918    5,190,063    4,353,976    4,299,840
Securities....................    3,325,698    3,926,888    3,664,513    3,770,670    2,263,374    2,141,773    1,647,640
Intangible assets.............      143,989       88,592       83,227       83,731       86,400       27,122       31,093
Deposits......................    6,360,587    6,407,328    6,312,224    6,410,996    6,438,889    5,588,053    5,450,731
Federal Home Loan Bank
   advances and other
   borrowings.................    2,568,489    2,624,170    2,575,608    2,588,178      963,614      835,585      617,587
Shareholders' equity..........      623,574      621,402      628,229      585,603      535,087      509,808      396,386
Number of banking offices.....          133          118          119          132          138          123          120
OPERATING DATA
Net interest income...........   $  149,127   $  141,649   $  282,611   $  285,758   $  252,643   $  210,866   $  201,745
Provision for loan losses.....        4,433        4,605        8,103       26,449       15,741       11,989       10,440
Noninterest income:

  Nonrecurring income.........           --           --           --          546       15,904           --           --
  Other noninterest
  income......................       44,146       41,404       82,638       47,177       40,929       36,962       24,560
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total noninterest income..       44,146       41,404       82,638       47,723       56,833       36,962       24,560
Noninterest expenses:
  Acquisition-related expenses           --       17,590       20,993       29,792          500        4,271          700
  Other noninterest expenses        113,918      104,949      208,440      199,741      196,686      161,271      157,793
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total noninterest
      expenses................      113,918      122,539      229,433      229,533      197,186      165,542      158,493
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before income taxes           74,922       55,909      127,713       77,499       96,549       70,297       57,372
Income taxes..................       25,599       22,163       49,694       29,887       35,713       24,122       18,342
                                 ----------  -----------   ----------   ----------   ----------   ----------   ----------
Net income....................       49,323       33,746       78,019       47,612       60,836       46,175       39,030
Preferred stock dividends.....           --           --           --           --        1,149        1,296        1,716
                                 ----------   ----------   ----------   ----------   ----------  -----------   ----------
Income available to common
  shareholders................   $   49,323   $   33,746   $   78,019   $   47,612   $   59,687   $   44,879   $   37,314
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

                      SELECTED UNAUDITED PROFORMA COMBINED
                       FINANCIAL DATA OF WEBSTER AND NECB
                          SIGNIFICANT STATISTICAL DATA

                                         AT OR FOR THE
                                       SIX MONTHS ENDED
                                           JUNE 30,
                                          (UNAUDITED)                    AT OR FOR THE YEAR ENDED DECEMBER 31,
                                       1999        1998        1998         1997        1996        1995        1994
                                    ----------  ----------  ----------   ----------  ----------  ----------  -------
FOR THE PERIOD:
Net income per common share:
  Basic..........................     $   1.13    $   0.75    $   1.74     $   1.07    $   1.38    $   1.15    $   1.07
  Diluted........................     $   1.11    $   0.73    $   1.70     $   1.05    $   1.32    $   1.10    $   1.02

Cash dividends per common share..     $   0.23    $   0.22    $   0.43     $   0.39    $   0.33    $   0.31    $   0.24
Return on average shareholders'
  equity.........................        16.30%      11.48%      12.82%        8.61%      11.44%      10.30%      10.17%
Interest rate spread.............         3.10%       2.69%       2.74%        3.12%       3.22%       3.04%       3.31%
Net interest margin..............         3.31%       2.94%       2.98%        3.36%       3.40%       3.26%       3.47%
Noninterest expenses to average
  assets.........................         2.34%       2.38%       2.28%        2.57%       2.52%       2.46%       2.56%
Noninterest expenses (excluding
  foreclosed property,
  acquisition related, capital
  securities, preferred dividends
  and intangible amortization
  expenses) to average assets....         2.02%       1.79%       1.78%        2.04%       2.40%       2.22%       2.21%
Ratio of earnings to fixed
  charges........................         2.07        1.65        1.78         1.69        2.53        2.32        2.49

AT END OF PERIOD:

Diluted weighted average
  shares (000's).................
Book value per common share......     $  14.14    $  13.70    $  14.16     $  13.15    $  12.08    $  11.61    $  10.56
Tangible book value per
  common share...................     $  10.92    $  11.75    $  12.29     $  11.27    $  10.10    $  10.96    $   9.69
Shareholders' equity to total
  assets.........................         6.44%       6.22%       6.39%        5.91%       6.64%       7.22%       6.04%
Nonaccrual assets to total
  assets.........................         0.44%       0.45%       0.36%        0.68%       1.04%       1.49%       1.83%
Allowance for loan losses to
  nonaccrual loans...............       190.68%     189.12%     212.25%      137.74%     102.30%      92.49%     100.65%
Allowances for nonaccrual assets
  to nonaccrual assets...........       165.68%     147.28%     182.29%      108.43%      78.69%      66.67%      62.21%

                                  THE MEETINGS

                           THE WEBSTER SPECIAL MEETING

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

         We are first mailing this document to the holders of Webster's common stock on or about October 1, 1999. It is accompanied by a proxy card furnished in connection with the solicitation of proxies by the Webster board of directors for use at the special meeting of Webster's shareholders. The special meeting is scheduled to be held on November 9, 1999, at 2:00 p.m., at the Sheraton Waterbury Hotel, 3580 East Main Street, Waterbury, Connecticut 06705. At the special meeting, the holders of Webster's common stock will consider and vote on:

         o the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, including an increase in the exchange ratio;

         o the proposal to amend Webster's certificate of incorporation to increase the number of authorized shares of common stock from 50,000,000 to 200,000,000; and

         o any other business that properly comes before the special meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

RECORD DATE AND VOTING

         The Webster board of directors has fixed the close of business on September 24, 1999 as the record date for determining the Webster shareholders entitled to receive notice of and to vote at the special meeting. Only holders of record of Webster's common stock at the close of business on that day will be entitled to vote at the special meeting or at any adjournment or postponement of the meeting. At the close of business on September 24, 1999, there were 38,117,759 shares of Webster's common stock outstanding and entitled to vote at the special meeting, held by approximately 6,999 shareholders of record.

         Each holder of Webster's common stock on September 24, 1999 will be entitled to one vote for each share held of record on each matter that is properly submitted at the special meeting or any adjournment or postponement of the meeting. The presence, in person or by proxy, of the holders of one-third of Webster's common stock entitled to vote at the special meeting is necessary to constitute a quorum. Shares of Webster's common stock present in person at the special meeting but not voting, and shares of Webster's common stock for which we have received proxies indicating that their holders have abstained, will be counted as present at the special meeting for purposes of determining whether we have a quorum for transacting business. Brokers who hold shares of Webster's common stock in nominee or "street" name for customers who are the beneficial owners of those shares may not give a proxy to vote those shares on the merger agreement without specific instructions from those customers. However, shares represented by proxies returned by a broker holding these shares in "street" name will be counted for purposes of determining whether a quorum exists, even if those shares aren't voted by their beneficial owners in matters where the broker cannot vote the shares in its discretion (so-called "broker non-votes").

         Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of Webster's common stock issued and outstanding. Thus, abstentions and broker non-votes will have the same effect as votes against the merger agreement. Approval of the certificate amendment requires the approval of a majority of the shares voted at a meeting at which a quorum is present. The presence, in person or by proxy, of at least one-third of the total number of outstanding shares of common stock entitled to vote at the meeting is necessary to constitute a quorum. See "Amendment to Webster's Certificate of Incorporation" for more information about this proposed action, including the reasons for the amendment.

         If a quorum is not obtained, or if fewer shares of Webster's common stock are voted in favor of the proposals to approve the merger agreement and merger than the number required for approval, it is expected that the special meeting will be adjourned to allow additional time for obtaining additional proxies. In that event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the merger agreement. The holders of a majority of the shares present at the special meeting would be required to approve any adjournment of the special meeting or any other such business that properly comes before the special meeting.

         If Webster receives your properly executed proxy card in time to be voted at the special meeting, the shares represented by the proxy card will be voted in accordance with the instructions marked on the proxy card. EXECUTED PROXIES WITH NO INSTRUCTIONS INDICATED ON THE PROXY CARD WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, THE MERGER AND THE CERTIFICATE AMENDMENT.

         The Webster board of directors is not aware of any other matters that may properly come before the special meeting. If any other matters properly come before the special meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on those matters as determined by a majority of the Webster board of directors.

         TO VOTE FOR THE PROPOSALS, YOU NEED TO PROPERLY COMPLETE THE PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE OR ATTEND THE SPECIAL MEETING AND VOTE IN PERSON.

REQUIRED VOTE; REVOCABILITY OF PROXIES

         The affirmative vote of the holders of at least a majority of the shares of Webster's common stock issued and outstanding on September 24, 1999 is required to approve the merger agreement and the merger.

         All of the directors and executive officers of Webster beneficially owned as of September 24, 1999, excluding all options to purchase shares of Webster's common stock, a total of 801,196 shares of Webster's common stock, which was approximately 2.1% of the outstanding shares of Webster's common stock on that date. It is expected that each director and executive officer of Webster will vote his or her shares of Webster's common stock for approval of the merger agreement, the merger and the certificate amendment.

         If you submit a proxy card, attending the special meeting will not automatically revoke your proxy. You may revoke a proxy at any time before it is voted by:

         o delivering to John D. Benjamin, Senior Vice President and Assistant Secretary, of Webster Financial Corporation, Webster Financial Plaza, Waterbury, Connecticut 06702, a written notice of revocation before the special meeting,

         o delivering to Webster a duly executed proxy bearing a later date before the special meeting, or

         o        attending the special meeting and voting in person.

         Simply   attending  the  special   meeting   without  voting  will  not
automatically revoke your proxy.

         The board of directors of Webster believes that the terms of the merger agreement, the merger and the certificate amendment are fair to and in the best interest of, Webster and its shareholders. THE BOARD OF DIRECTORS OF WEBSTER APPROVED THE MERGER AGREEMENT, THE MERGER AND THE

CERTIFICATE AMENDMENT AND RECOMMENDS THAT HOLDERS OF WEBSTER'S COMMON STOCK VOTE FOR APPROVAL OF THESE MATTERS.

SOLICITATION OF PROXIES

         In addition to solicitation by mail, directors, officers and employees of Webster may solicit proxies for the special meeting from shareholders personally or by telephone or telegram without receiving additional compensation for these activities. The cost of soliciting proxies will be paid by Webster. In addition, Webster has retained D.F. King & Co., Inc., a proxy solicitation firm, to assist in proxy solicitation for the special meeting. The fee to be paid to that firm is $6,500 plus reasonable out-of-pocket expenses, will be paid by Webster. Webster also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so.

                            THE NECB SPECIAL MEETING

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

         We are first mailing this document to the holders of NECB's common stock on or about October 1, 1999. It is accompanied by a proxy card furnished in connection with the solicitation of proxies by the NECB board of directors for use at the special meeting of NECB's shareholders on November 9, 1999, at 10:00 a.m., at the Hartford Golf Club, 134 Norwood Road, West Hartford, Connecticut 06117-2238. At the special meeting, the holders of NECB's common stock will consider and vote on:

         o the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, and

         o any other business that properly comes before the special meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

RECORD DATE AND VOTING

         The NECB board of directors has fixed the close of business on September 24, 1999 as the record date for determining the NECB shareholders entitled to receive notice of and to vote at the special meeting. Only holders of record of NECB's common stock at the close of business on that day will be entitled to vote at the special meeting or at any adjournment or postponement of the meeting. At the close of business on September 24, 1999, there were 6,928,790 shares of NECB's common stock outstanding and entitled to vote at the special meeting, held by approximately 3,137 shareholders of record.

         Each holder of NECB's common stock on September 24, 1999 will be entitled to one vote for each share held of record on each matter that is properly submitted at the special meeting or any adjournment or postponement of the meeting. The presence, in person or by proxy, of the holders of one-third of NECB's common stock issued and outstanding and entitled to vote at the special meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the calculation of the number of shares represented at the special meeting in order to determine whether a quorum has been achieved. Since approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of NECB's common stock issued and outstanding, abstentions and broker non-votes will have the same effect as a vote against the merger agreement.

         If a quorum is not obtained, or if fewer shares of NECB's common stock are voted in favor of the proposal for approval of the merger agreement than the number required for approval, it is expected that the special meeting will be adjourned to allow additional time for obtaining additional proxies. In that event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the merger agreement. The holders of a majority of the shares present at the special meeting would be required to approve any adjournment of the special meeting or any other such business that properly comes before the special meeting.

         If your proxy card is properly executed and received by NECB in time to be voted at the special meeting, the shares represented by the proxy card will be voted in accordance with the instructions marked on the proxy card. EXECUTED PROXIES WITH NO INSTRUCTIONS INDICATED ON THE PROXY CARD WILL BE VOTED TO APPROVE THE MERGER AGREEMENT AND THE MERGER.

         The NECB board of directors is not aware of any other matters that may properly come before the special meeting. If any other matters properly come before the special meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on those matters as determined by a majority of the NECB board of directors.

         To vote on the merger agreement, you need to properly complete the proxy card and return it in the enclosed envelope or attend the special meeting and vote in person.

         YOU SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH YOUR PROXY CARD. IF THE MERGER TAKES PLACE, NECB STOCK CERTIFICATES SHOULD BE DELIVERED IN ACCORDANCE WITH INSTRUCTIONS THAT WILL BE SENT TO YOU BY WEBSTER'S EXCHANGE AGENT PROMPTLY AFTER THE EFFECTIVE TIME OF THE MERGER.

REQUIRED VOTE; REVOCABILITY OF PROXIES

         In order to approve and adopt the merger agreement, the merger of NECB and Webster and the other transactions contemplated by the merger agreement, the holders of at least a majority of the shares of NECB's common stock issued and outstanding on September 24, 1999, must affirmatively vote FOR the merger agreement and the merger.

         THE REQUIRED VOTE OF NECB'S SHAREHOLDERS IS BASED ON THE TOTAL NUMBER OF OUTSTANDING SHARES OF NECB'S COMMON STOCK AND NOT ON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED. NOT RETURNING A PROXY CARD, NOT VOTING IN PERSON AT THE SPECIAL MEETING AND ABSTAINING FROM VOTING WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER AGREEMENT AND THE MERGER.

         All of the directors and executive officers of NECB beneficially owned as of September 24, 1999, excluding all options to purchase shares of NECB's common stock, a total of 339,538 shares of NECB's common stock, which was approximately 4.9% of the outstanding shares of NECB's common stock on that date. We expect all of these persons to vote their shares in favor of the merger agreement and the merger. Additionally, Webster owned 84,200 shares of NECB's common stock as of September 24, 1999, all of which we expect will be voted in favor of the merger agreement and merger.

         If you submit a proxy card, attending the special meeting will not automatically revoke your proxy. However, you may revoke a proxy at any time before it is voted by:

         o delivering to Anson C. Hall, Vice President and Treasurer of New England Community Bancorp, Inc., 175 Broad Street, P.O. Box 130, Windsor, Connecticut 06095, a written notice of revocation before the special meeting,

         o delivering to NECB a duly executed proxy bearing a later date before the special meeting, or

         o        attending the special meeting and voting in person.

         Simply   attending  the  special   meeting   without  voting  will  not
automatically revoke your proxy.

         NECB and Webster are not obligated to complete the merger unless, among other things, the merger agreement and the merger are approved by the affirmative vote of the holders of at least a majority of the shares of NECB's common stock issued and outstanding on September 24, 1999. For a description of the conditions to the merger, see "The Merger -- Conditions to the Merger."

SOLICITATION OF PROXIES

         In addition to solicitation by mail, directors, officers and employees of NECB may solicit proxies for the special meeting from shareholders personally or by telephone or telecopier without receiving additional compensation for these activities. The cost of soliciting proxies will be paid by NECB. NECB also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so.

                                   THE MERGER

         The information in this section is qualified in its entirety by reference to the full text of the merger agreement including each of its exhibits and the option agreement, all of which are incorporated by reference into this document and the material features of which are described in this joint proxy statement/prospectus. A copy of the merger agreement including each of its exhibits and the other documents described in this joint proxy statement/prospectus will be provided to you promptly without charge if you call or write to James M. Sitro, Vice President, Investor Relations, Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone
(203) 578-2399 or Anson C. Hall, Vice President and Treasurer, New England Community Bancorp, Inc. 175 Broad Street, P.O. Box 130, Windsor, Connecticut 06095, telephone (860)683-4610. Such documents were also filed as exhibits to the registration statement filed with the SEC to register the shares of Webster's common stock to be issued in the merger. See "Where You Can Find More Information."

THE PARTIES

         Webster and NECB have entered into a merger agreement. Under this agreement, Webster will acquire NECB through the merger of NECB into Webster. The merger agreement also provides for each of New England Bank and Trust Company, The Equity Bank, Community Bank and, subject to Webster's discretion, Olde Port Bank and Trust (collectively, the "NECB Subsidiary Banks"), which are wholly owned subsidiaries of NECB, to merge into Webster Bank, a wholly owned subsidiary of Webster.

         WEBSTER. Webster is a Delaware corporation and the holding company of Webster Bank, Webster's federally chartered savings bank subsidiary. Both Webster and Webster Bank are headquartered in Waterbury, Connecticut. Deposits at Webster Bank are insured by the FDIC. Through Webster Bank, Webster currently serves customers from 115 banking offices, three commercial banking centers and 180 ATMs located in Hartford, New Haven, Fairfield, Litchfield and Middlesex Counties in Connecticut. Webster's mission is to help individuals, families and businesses achieve their financial goals. Webster emphasizes five business lines
- -- consumer banking, business banking, mortgage banking, trust and investment services and insurance services -- each supported by centralized administration and operations. Through a number of recent acquisitions of other financial service firms, including banks and thrifts, a trust company and an insurance firm, Webster has established a leading position in the banking and trust and investment services market in Connecticut.

         At June 30, 1999, Webster had total consolidated assets of $9.1 billion, total deposits of $5.7 billion, and shareholders' equity of $565 million or 6.24% of total assets. At that date, Webster also had loans receivable, net of $5.3 billion, which included $3.8 billion in residential mortgage loans, $511 million in commercial real estate loans, $534 million in commercial and industrial loans and $493 million in consumer loans, consisting primarily of home equity loans. At June 30, 1999, nonaccrual loans and other real estate owned were $35.0 million. At that date, Webster's allowance for loan losses was $61.4 million, or 198% of nonaccrual loans, and its total allowance for loan and other real estate owned losses was $61.6 million, or 175% of nonaccrual loans and other real estate owned. For additional information about Webster that is incorporated by reference into this document, see "Incorporation of Documents by Reference."

         Webster, as a savings and loan holding company, is regulated by the Office of Thrift Supervision. Webster Bank, as a federal savings bank, also is regulated by the Office of Thrift Supervision and to some extent by the Federal Deposit Insurance Corporation.

         NECB. NECB is a Delaware corporation and the holding company of the NECB Subsidiary Banks. NECB is headquartered in Windsor, Connecticut. Deposits at the NECB Subsidiary Banks are insured by the FDIC. NECB operates the NECB Subsidiary Banks as community-oriented banking institutions dedicated to
providing   personalized   service.   NECB  believes  that  its

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

maintenance of professional, personalized service has resulted in its ability to obtain and service many of the desirable, small to medium-sized business in its market area.

         At June 30, 1999, NECB had total consolidated assets of $808 million, total deposits of $641 million, and shareholders' equity of $69.6 million, or 8.6% of total assets. At that date, NECB also had loans receivable, net, of $515 million, which included $116 million in residential mortgage loans, $210 million in commercial real estate loans, $152 million in commercial loans and $40 million in home equity credit lines and consumer installment loans. At June 30, 1999, nonperforming assets were $8.2 million. At that date, NECB's allowance for loan losses was $10.3 million, or 158% of nonperforming loans. For additional information about NECB that is incorporated by reference into this document, see "Incorporation of Documents by Reference."

         NECB, as a bank holding company, is regulated by the Board of Governors of the Federal Reserve System. The NECB Subsidiary Banks, as Connecticut or New Hampshire-chartered commercial banks, are regulated by the Connecticut and New Hampshire Commissioners of Banking and by the FDIC.

BACKGROUND OF THE MERGER

         Over the past several years, the board of directors and management of NECB have considered a variety of strategic alternatives, including remaining independent, acquiring other small institutions and being acquired by a larger organization.

         In April of 1999, the NECB board met and discussed, in light of recent developments in the competitive landscape in Connecticut and New England, issues concerning the consolidation within the banking industry, the competitive banking environment in Connecticut and New England, bank stock valuations and the future earning potential of NECB.

         A  majority  of the NECB  directors  agreed  to  investigate  further a possible strategic business combination of NECB with another financial institution. A project committee of outside directors was formed with Director James A. Cotter as Chairman. The project committee was directed to formulate a list of other potential partners, recommend a methodology to be utilized in evaluating potential transactions and oversee the process. The project committee was to report its findings and progress to the full NECB board of directors.

         The NECB project committee met on a number of occasions throughout May, 1999. During this time the project committee recommended to the NECB Board that HAS Associates and A.G. Edwards be engaged as financial advisors for NECB for a possible business combination transaction.

         At these meetings the NECB project committee, along with Thomas Collins of HAS Associates and John Howland of A.G. Edwards, discussed procedural and communication issues relevant to identifying and negotiating with a potential merger partner for NECB, and HAS Associates and A.G. Edwards presented detailed information on potential merger partners, including valuation analysis, stock market performance and comparable transactions analysis.

         In early June, 1999 NECB's financial advisors reported to the project committee on preliminary discussions with potential merger partners and updated the committee on all indications of interest submitted. The project committee, after discussion and review, determined to invite two potential merger partners to conduct due diligence on NECB. Later in June, these two potential merger partners conducted their due diligence.

         The NECB project committee met again on June 24, 1999. HAS Associates and A.G. Edwards updated the committee on the results of the due diligence activities and the status of the proposals of the two prospective merger partners, both of which called for a stock-for-stock merger with NECB.

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

         After this meeting, the full NECB board of directors met with their legal and financial advisors. The project committee and the financial advisors updated the board of directors on terms and conditions of the two proposals. An in-depth discussion took place comparing the two proposals received. NECB's financial advisors presented detailed financial analyses of the two potential partners and their proposals. During the course of the meeting, David Lentini, chairman, had telephone conversations with the presidents and chief executive officers of each of the other parties to seek clarification of the exchange ratio and other terms. After these conversations and further discussion by the board, a motion was made and approved to accept Webster's proposed exchange ratio of 1.06 shares of Webster's common stock for each share of NECB's common stock.

         The NECB board of directors met again on June 29, 1999. NECB's legal counsel and financial advisors reviewed the contents of a proposed merger agreement from Webster. After a lengthy discussion, a motion was made and approved to enter into the merger agreement with Webster.

RECOMMENDATION OF THE NECB BOARD OF DIRECTORS AND REASONS FOR THE MERGER

         The NECB board, with the assistance of its financial and legal advisors, has evaluated the financial, legal and market considerations bearing on the decision to recommend the merger agreement. The terms of the merger agreement, including the exchange ratio, are the result of arms-length negotiations between NECB and Webster and their representatives. In reaching its determination that the merger agreement is fair to, and in the best interest of, NECB and the holders of NECB's common stock, the NECB board considered a number of factors, both from a short-term and long-term perspective. The factors which the NECB board considered, without assigning any relative or specific weights, included, without limitation, the following:

         o NECB board's review of NECB's business, financial condition, results of operations, management and prospects, including, but not limited to, its potential growth, development, productivity and profitability;

         o the current and prospective environment in which NECB operates, including regional economic conditions, the competitive environment for banking and other financial institutions generally and the trend toward consolidation in the financial services industry;

         o information concerning the business, financial condition, results of operations and prospects of Webster, including recent acquisitions by Webster, the recent performance of Webster's common stock, historical data of Webster, customary statistical measurements of Webster's financial performance, Webster's expectations of future business prospects and earnings based upon discussions with representatives of Webster;

         o the value to be received by holders of NECB's common stock pursuant to the merger agreement in relation to the historical trading prices and book value of NECB's common stock;

         o the information presented to the NECB board by its financial advisors with respect to the merger agreement and their opinion that, as of the date of such opinion, the exchange ratio is fair, from a financial point of view, to NECB's shareholders;

         o the financial and other significant terms of the Webster offer;

         o the review by the NECB board with its legal and financial advisors of the provisions of the merger agreement and option agreement;

         o the future growth prospects of NECB and Webster following the merger and the potential business benefit expected from the merger, including potential expense reductions and increases in efficiency;

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

         o the expectation that Webster will continue to provide quality service to the community and customers served by NECB and the prospects for future expansion of the products and services offered by Webster in its market area;

         o the compatibility of the respective business and management philosophies of NECB and Webster, and the prospect that a member of the NECB Board would serve as a director of Webster and Webster Bank, which is considered by the NECB Board to enhance the prospect for a smooth transition after the merger and the prospects that the interests of NECB's current shareholders and NECB's customers and employees would not be overlooked after the merger; and

         o the less attractive alternative strategic courses available to NECB, including remaining independent and the other potential strategic business combination transactions.

         The discussion in this section of the information and factors considered by the NECB board is not intended to be exhaustive but includes the material factors considered by the board. In reaching its determination to approve and recommend the merger, the NECB board did not assign any relative or specific weights to the factors considered. Individual directors may have given differing weights to different factors. After deliberating on the merger and the other transactions contemplated by the merger agreement, and considering, among other things, the matters discussed above and the fairness opinions of A.G. Edwards and HAS Associates referred to above, the NECB board approved the merger agreement, the merger, the other transactions contemplated by the merger agreement, and the option agreement, as being fair to, and in the best interests of NECB and its shareholders.

RECOMMENDATION OF THE WEBSTER BOARD OF DIRECTORS AND REASONS FOR THE MERGER

         In reaching its decision to approve the merger agreement, the Webster board considered the following:

         o Webster board's familiarity with and review of a range of strategic alternatives designed to enhance shareholder value;

         o Webster's current and prospective operating environment, including national and local economic conditions, the highly competitive environment for financial institutions generally, the changing regulatory environment, and the trend toward consolidation in the financial services industry;

         o Information concerning NECB's business, financial condition, results of operations, asset quality and prospects, including the future growth prospects of NECB combined with Webster following the proposed merger and the business risks associated with the merger;

         o Expanding the Webster franchise in New England by entering Tolland County in Connecticut and the New Hampshire market and strengthening Webster's business presence in Hartford and Litchfield Counties in Connecticut;

         o The scale, scope and strength of the combined companies, making Webster, after the merger, the fifth largest New England based bank with approximately $10 billion in assets;

         o The anticipated financial impact of the proposed transaction on the combined company's future financial performance, including, without limitation, the expected positive impact on Webster's earnings per share in the first year;

         o The expectation that the merger would result in financial benefits from combining the operations of the two companies, including an advantageous cost structure relative to competitors and to Webster on a stand-alone basis;

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

         o The potential for appreciation and growth in the market and book value of Webster's common stock following the proposed merger;

         o The terms of the merger agreement and the transactions and agreements contemplated by the merger agreement;

         o The short- and long-term interests of Webster and its shareholders, the interests of Webster's employees, customers, creditors and suppliers, and the interests of the Webster community that may benefit from the acquisition of NECB;

         o        The   compatibility   of   the   businesses   and   management
                  philosophies of Webster and NECB; and

         o The likelihood of receiving all of the regulatory approvals required for the merger to take place.

         The discussion in this section of the information and factors considered by the Webster board is not intended to be exhaustive but includes all material factors considered by the board. In reaching its determination to approve and recommend the merger, the Webster board did not assign any relative or specific weights to the factors considered. Individual directors may have given differing weights to different factors. After deliberating on the merger and the other transactions contemplated by the merger agreement, and considering, among other things, the matters discussed above, the Webster board unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, as being in the best interests of Webster and its shareholders.

PURPOSE AND EFFECTS OF THE MERGER

         The purpose of the merger is to enable Webster to acquire the assets and business of NECB. After the merger, it is expected that the majority of the NECB Subsidiary Banks' branch banking offices will remain open and will be operated as banking offices of Webster Bank.

         The merger will result in an expansion of Webster Bank's primary market area to include NECB Subsidiary Banks' banking offices in Connecticut and New Hampshire. The assets and business of NECB Subsidiary Banks' banking offices will broaden Webster's existing operations in Hartford and Litchfield Counties, where Webster Bank currently has banking offices, and expand its operations into Tolland County and New Hampshire. Webster expects to achieve reductions in the current operating expenses of NECB upon the consolidation of the NECB Subsidiary Bank's operations into Webster Bank. Upon completion of the merger, except as discussed below, the issued and outstanding shares of NECB's common stock automatically will be converted into shares of Webster's common stock. See "-- Exchange Ratio."

STRUCTURE

         NECB will merge into Webster, with Webster as the surviving corporation. When the merger takes place, except as discussed below, each issued and outstanding share of NECB's common stock will be converted into the right to receive Webster's common stock based on the exchange ratio, as described below. Webster will reissue 400,100 shares of Webster common stock held as transfer shares as part of the shares issued to NECB shareholders in the merger. Cash will be paid instead of fractional shares. Shares of NECB's common stock held as treasury stock or held directly or indirectly by NECB, Webster or any of their subsidiaries, other than trust account shares and shares related to a previously contracted debt, will be canceled.

         We expect that the merger will take place in the fourth quarter of 1999, or as soon as possible after we receive all required regulatory and shareholder approvals and all regulatory waiting periods expire. If the merger does not take place by June 29, 2000, the merger agreement may be terminated by either of us unless we both agree to extend it.

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

         The merger agreement permits Webster to modify the structure of this transaction so long as:

         o there are no material adverse federal income tax consequences to NECB's shareholders from the modification;

         o the consideration to be paid to NECB's shareholders under the merger agreement is not changed or reduced in amount; and

         o the modification will not be reasonably likely to delay materially or jeopardize receipt of any required regulatory approvals. Webster presently has no intent to modify the structure of the merger.

EXCHANGE RATIO

         The merger agreement provides that at the effective time of the merger, except as discussed below, each outstanding share of NECB's common stock automatically will be converted into the right to receive 1.06 shares of Webster's common stock representing a value of $28.00 based on the September 17, 1999 price of Webster's common stock. However, if the price of Webster's common stock falls below thresholds set forth in the merger agreement, NECB may terminate the merger unless Webster decides to increase the 1.06 exchange ratio, which would result in Webster issuing more shares of its common stock to complete the merger. See "--Termination and Amendment of the Merger Agreement."

         Shares of NECB's common stock held as treasury stock and shares held directly or indirectly by NECB, Webster or any of their subsidiaries, other than trust account shares and shares related to a previously contracted debt, will be canceled. If, prior to the effective time, Webster should split its common stock, or pay a dividend or other distribution in its common stock, then the exchange ratio will be adjusted to reflect the split, combination, dividend or distribution.

         Certificates for fractions of shares of Webster's common stock will not be issued. Instead of a fractional share of Webster's common stock, a NECB shareholder will be entitled to receive an amount of cash equal to the fraction of a share of Webster's common stock to which the shareholder would otherwise be entitled multiplied by the average of the daily closing prices per share for Webster's common stock for the 20 consecutive trading days on which shares of Webster's common stock are actually traded as reported on Nasdaq ending on the third trading day before the closing date of the merger. In this document, we use the term "purchase price" to refer to the shares of Webster's common stock and any cash to be paid instead of a fraction of a share of Webster's common stock payable to each holder of NECB's common stock.

         The conversion of NECB's common stock into shares of Webster's common stock at the exchange ratio will occur automatically upon completion of the merger. Under the merger agreement, after the effective time of the merger, Webster will cause its exchange agent to pay the purchase price to each NECB shareholder who surrenders the appropriate documents to the exchange agent.

         Webster will deposit with the exchange agent the certificates representing the Webster's common stock to be issued to NECB shareholders in exchange for NECB's common stock, along with cash to be paid instead of fractional shares. As soon as practicable after the merger takes place, the exchange agent will mail a letter of transmittal and instructions for use in surrendering certificates to each shareholder who held NECB's common stock immediately before the effective time. Upon surrendering his or her certificate(s) representing shares of NECB's common stock, together with the signed letter of transmittal, the shareholder shall be entitled to receive promptly certificate(s) representing a number of shares of Webster's common stock determined in accordance with the exchange ratio and a check representing the amount of cash in lieu of fractional shares, if any. No dividends or distributions on Webster's common stock payable to any NECB shareholder will be paid until the shareholder surrenders the certificate(s) representing the shares of NECB's common stock for exchange. No interest will be paid or accrued to NECB shareholders on cash instead of fractional shares or unpaid dividends and distributions, if any.

         If any certificate representing shares of Webster's common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

         o pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

         o establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

After the close of business on the day before the merger takes place, there will be no transfers on NECB's stock transfer books of shares of NECB's common stock, and any shares of this kind that are presented to the exchange agent after the merger takes place will be canceled and exchanged for certificates for shares of Webster's common stock.

         Any portion of the purchase price made available to the exchange agent that remains unclaimed by NECB shareholders for one year after the effective time of the merger will be returned to Webster. Any NECB shareholder who has not exchanged shares of NECB's common stock for the purchase price in accordance with the merger agreement before that time may look only to Webster for payment of the purchase price for these shares and any unpaid dividends or distributions after that time. Nonetheless, Webster, NECB, the exchange agent or any other person will not be liable to any NECB shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

         STOCK CERTIFICATES FOR SHARES OF NECB'S COMMON STOCK SHOULD NOT BE RETURNED TO NECB WITH THE ENCLOSED PROXY CARD. AFTER THE MERGER TAKES PLACE, YOU WILL RECEIVE INSTRUCTIONS ON HOW TO EXCHANGE YOUR NECB CERTIFICATES FOR WEBSTER CERTIFICATES.

OPTIONS

         As of the record date, there were outstanding options to purchase 471,894 shares of NECB's common stock at an average exercise price of $13.43 per share. Under the merger agreement, shares of NECB's common stock issued before the merger takes place upon the exercise of outstanding NECB options will be converted into Webster's common stock at the exchange ratio. Each NECB option that is outstanding and unexercised immediately before the effective time shall be converted automatically into an option to purchase shares of Webster's common stock, with adjustment in the number of shares and exercise price to reflect the exchange ratio. The adjustment will be made in a manner consistent with Section 424(a) of the Internal Revenue Code of 1986, as amended. The duration and other terms of the NECB options will otherwise be unchanged except that all references to NECB or any of the NECB Subsidiary Banks in the NECB Stock Plans (and in any option agreement documenting such option) shall be deemed to be references to Webster or Webster Bank, as applicable.

REGULATORY APPROVALS

         For the merger of Webster and NECB and the merger of Webster Bank and the NECB Subsidiary Banks to take place, we must receive approvals of the Office of Thrift Supervision, referred to in this section as the "OTS", the Connecticut Commissioner of Banking and the New Hampshire Commissioner of Banking. In this section, we refer to these approvals as the

"required regulatory approvals". Webster and NECB have agreed to use their best efforts to obtain the required regulatory approvals.

         Webster Bank has filed with the OTS an application for approval of the merger of Webster Bank and the NECB Subsidiary Banks. We refer to that merger in this section as the "bank merger". The bank merger is subject to the approval of the OTS under the Home Owners' Loan Act of 1933, the Bank Merger Act provisions of the Federal Deposit Insurance Act and related OTS regulations. These approvals require consideration by the OTS of various factors, including assessments of the competitive effect of the contemplated transactions, the managerial and financial resources and future prospects of the resulting institutions, and the effect of the contemplated transactions on the convenience and needs of the communities to be served. The Community Reinvestment Act of 1977, commonly referred to as the "CRA", also requires that the OTS, in deciding whether to approve the bank merger, assess the records of performance of Webster Bank and the NECB Subsidiary Banks in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. As part of the review process, it is not unusual for the OTS to receive protests and other adverse comments from community groups and others. Webster Bank currently has an outstanding CRA rating from the OTS. Each of the NECB Subsidiary Banks currently has a satisfactory CRA rating from the FDIC. The OTS regulations require publication of notice and an opportunity for public comment concerning the application filed in connection with the bank merger, and authorize the OTS to hold informal and formal meetings in connection with the application if the OTS, after reviewing the application or other materials, determines it is desirable to do so or receives a request for an informal meeting. Any meeting or comments provided by third parties could prolong the period during which the bank merger is subject to review by the OTS. As of the date of this joint proxy statement/prospectus, Webster is not aware of any protests, adverse comments or requests for a meeting filed with the OTS concerning the bank merger. The bank merger may not take place for a period of 15 to 30 days following OTS approval, during which time the Department of Justice has authority to challenge the bank merger on antitrust grounds. The OTS will determine the precise length of the period in consultation with the Department of Justice. The commencement of an antitrust action would stay the effectiveness of any approval granted by the OTS unless a court specifically orders otherwise. If the Department of Justice does not start a legal action during the waiting period, it may not challenge the transaction afterward, except in an action under Section 2 of the Sherman Antitrust Act.

         An acquisition statement has been filed with the Connecticut Commissioner of Banking in connection with Webster's acquisition of NECB and New England Bank & Trust, The Equity Bank and Community Bank, the merger and bank merger. In reviewing the acquisition statement, the Connecticut Commissioner will review and consider, among other things, whether the investment and lending policies of Webster Bank are consistent with safe and sound banking practices and will benefit the economy of the state, whether the services or proposed services of Webster Bank are consistent with safe and sound banking practices and will benefit the economy of the state, the competitive effects of the transaction, and the financial and managerial resources of Webster and Webster Bank. The Connecticut Commissioner also will review Webster Bank's record under the CRA. The Connecticut Commissioner may, at his discretion, hold a public hearing on the proposed transaction.

         In connection with the merger of Webster Bank and NECB's subsidiary bank in New Hampshire, Olde Port Bank and Trust, Webster Bank has filed an application with the New Hampshire Banking Commissioner requesting approval of the merger and the establishment by Webster Bank of branches in New Hampshire.
In reviewing the applications, the New Hampshire Commissioner will review whether the merger will promote the public interests and the interests of the institutions involved and their shareholders and depositors.

         Webster requested and received on September 9,1999 from the Board of Governors of the Federal Reserve System a waiver of any application filing requirement under the Bank Holding Company Act of 1956 that would otherwise apply to the merger.

         Webster and NECB are not aware of any other material governmental approvals that are required for the merger and the bank merger to take place that are not described above. If any other approval or action is required, we presently expect that we would seek the approval or take the necessary action.

         THE MERGER AND THE BANK MERGER CANNOT TAKE PLACE WITHOUT THE REQUIRED REGULATORY APPROVALS, WHICH WE HAVE NOT RECEIVED YET. THERE IS NO ASSURANCE THAT WE WILL RECEIVE THESE APPROVALS, AND IF WE DO, WHEN WE WILL RECEIVE THEM. ALSO, THERE IS NO ASSURANCE THAT THE DEPARTMENT OF JUSTICE WILL NOT CHALLENGE THE MERGER, OR, IF A CHALLENGE IS MADE, WHAT THE RESULT OF A CHALLENGE WOULD BE.

CONDITIONS TO THE MERGER

         Under the merger agreement, Webster and NECB are not required to complete the merger unless the following conditions are satisfied:

         o the merger agreement is not terminated on or before the effective time of the merger;

         o the merger agreement and the merger are approved by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of NECB's common stock entitled to vote at the special meeting and a majority of the issued and outstanding shares of Webster's common stock entitled to vote at the special meeting;

         o the Webster's common stock to be issued in the merger (including stock which may be issued upon the exercise of stock options) is authorized for quotation on the Nasdaq Stock Market's National Market Tier (or such other exchange on which the stock may become listed);

         o all required regulatory approvals are obtained and remain in full force and effect, all statutory waiting periods related to these approvals expire, and none of the regulatory approvals or statutory waiting periods contains a provision that Webster reasonably considers to be unduly burdensome;

         o the registration statement filed with the Securities and Exchange Commission cover the shares of Webster's common stock to be issued in the merger is effective and is not subject to a stop order or any threatened stop order;

         o no order, injunction or decree preventing the merger from taking place is in effect and the completion of the merger continues to be legal; and

         o        Webster  and  NECB  receive  a  favorable   tax  opinion  from
                  Webster's counsel which is reasonably satisfactory to Webster and NECB.

         Webster is not required to complete the merger unless the following additional conditions are satisfied or waived:

         o the representations and warranties of NECB contained in the merger agreement are true and correct as of the date of the merger agreement and as of the effective time of the merger, except where the failure or failures to be true and correct would not have a material adverse effect on NECB;

         o NECB performs in all material respects all covenants and agreements contained in the merger agreement to be performed by NECB by the effective time; and

         o Webster receives the written opinion of KPMG LLP, Webster's independent public accountant, advising that, as of the effective time, the merger will be accounted for as a "pooling of interests."

         NECB is not required to complete the merger unless the following additional conditions are satisfied or waived:

         o the representations and warranties of Webster contained in the merger agreement are true and correct as of the date of the merger agreement and as of the effective time of the merger, except where the failure or failures to be true and correct would not have a material adverse effect on Webster; and

         o Webster performs in all material respects all covenants and agreements contained in the merger agreement required to be performed by it by the effective time.

CONDUCT OF BUSINESS PENDING THE MERGER

         The merger agreement contains various restrictions on the operations of NECB (including the NECB Subsidiary Banks) before the effective time of the merger. In general, the merger agreement obligates NECB to continue to carry on its businesses in the ordinary course consistent with past practices and with prudent banking practices, with specific limitations on the lending activities and other operations of NECB. The merger agreement prohibits NECB from:

         o declaring any dividends or other distributions on its capital stock other than regular quarterly cash dividends on NECB's common stock and dividends by any NECB subsidiary to NECB;

         o splitting, combining or reclassifying any of its capital stock;

         o issuing or authorizing or proposing the issuance of any securities, other than the issuance of additional shares of NECB's common stock upon the exercise or fulfillment of rights or options issued or existing under NECB's stock option plan in accordance with their present terms or the stock option granted to Webster at the time the merger agreement was signed;

         o        amending its articles of incorporation or bylaws;

         o changing its methods of accounting in effect at December 31, 1998, except as required by changes in regulatory or generally accepted accounting principles;

         o increasing employee or director benefit arrangements or compensation, other than limited increases in pay for employees consistent with past practices, including the granting of stock options and entering into any new employment or severance agreements; and

         o paying any bonuses except for bonuses totaling $250,000 as agreed to in advance by Webster.

THIRD PARTY PROPOSALS

         Under the merger agreement, NECB generally may not authorize or permit any of its officers, directors, employees or agents to solicit, initiate or encourage any inquiries relating to any third party proposal relating to a tender offer or exchange offer or acquisition of a substantial equity interest in or acquisition of a substantial portion of the assets of or any merger or consolidation with NECB and/or the NECB Subsidiary Banks. There is also a prohibition against holding substantive discussions or negotiations and providing confidential information regarding these kinds of proposals. Nevertheless, the NECB board of directors may disregard these restrictions if, based on advice of counsel, it reasonably determines in the exercise of its fiduciary duty that this kind of information must be furnished and discussions and negotiations must be entered into.

EXPENSES; BREAKUP FEE

         The merger agreement generally provides that all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement shall be paid for by the party incurring such expense, except that Webster and NECB will split all filing and other fees paid to the SEC in connection with the merger and printing fees in connection with this joint proxy statement/prospectus. However, if the merger agreement is terminated by Webster or NECB as a result of a material breach of a representation, warranty, covenant or other agreement contained in the merger agreement by the other party, the merger agreement provides for the non-terminating party to pay all documented reasonable expenses of the terminating party up to $1,500,000. Some of the events would also permit Webster to terminate the merger agreement as well as exercise its rights under the option agreement. See "--Option Agreement."

FAIRNESS OPINIONS OF NECB'S FINANCIAL ADVISORS

         A. G. EDWARDS & SONS, INC.

         On May 21, 1999, NECB engaged A.G. Edwards to act as its financial advisor and to render an opinion as to the fairness, from a financial point of view, to NECB shareholders of the merger consideration to be received in connection with the merger.

         A.G. Edwards is a nationally recognized securities and investment banking firm engaged in, among other things, the evaluation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. A.G. Edwards was selected by NECB as its financial advisor based upon this expertise, the reputation of A.G. Edwards in investment banking and mergers and acquisitions and A.G. Edwards' expertise in providing financial advisory services to banking institutions and the banking industry generally. A.G. Edwards is not aware of any past, present or contemplated relationship between A.G. Edwards, NECB, NECB's directors, officers or shareholders or Webster which, in its opinion, would affect its ability to render a fair and independent opinion in this matter.

         On June 29, 1999, at the meeting at which the NECB board approved and adopted the merger agreement and the transactions contemplated by the merger agreement, A.G. Edwards rendered its oral and written opinion to the NECB board that, as of such date, the merger consideration was fair, from a financial point of view, to NECB shareholders. The opinion has been updated as of the date of this document.

         The full text of the A.G. Edwards updated opinion, which describes, among other things, assumptions made, procedures followed, matters considered and limitations of the scope of the review undertaken by A.G. Edwards in rendering its opinion, is attached as Appendix A to this document. NECB shareholders are urged to, and should, read the A. G. Edwards opinion carefully and in its entirety. The opinion was directed to the NECB board and addresses only the fairness, from a financial point of view, to NECB shareholders of the merger consideration to be received pursuant to the merger agreement and does not constitute a recommendation to any holder of NECB capital stock as to how to vote with respect to the merger agreement and the merger. The summary of the opinion set forth in this document is qualified in its entirety by reference to the full text of such opinion.

         In connection with rendering its opinion, A.G. Edwards reviewed, among other things:

o             the merger agreement and exhibits thereto;

o             the stock option agreement;

o NECB's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its annual report for the years ended December 31, 1998 and December 31, 1997;

o Webster's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its annual report for the fiscal years ended December 31, 1998 and December 31, 1997;

o expressions of interest for NECB by potential bidders other than Webster;

o financial analyses and forecasts of NECB prepared by and reviewed with management of NECB and the views of senior management of NECB regarding NECB's past and current business operations, results of these operations, financial condition and future prospects;

o financial analyses and forecasts of Webster prepared by, and reviewed with, management of Webster and the views of senior management of Webster regarding Webster's past and current business operations, results of these operations, financial condition, and future prospects as well as information relating to the strategic, financial and operational benefits anticipated from the merger;

o             the pro forma impact of the merger on NECB and Webster;

o the publicly reported historical price and trading activity for Webster's common stock and NECB's common stock, including a comparison of certain financial and stock market information for Webster and NECB with similar publicly available information for certain other companies, the securities of which are publicly traded;

o the financial terms of recent business combinations of banking institutions, to the extent publicly available;

o the current market environment generally and the banking environment in particular; and such other information, financial studies, analyses and investigations and financial, economic and market criteria as A.G. Edwards considered relevant.

         In rendering its opinion, A.G. Edwards has reviewed the pro forma impact of the merger as if it will be accounted for as a "pooling of interests" business combination in accordance with U.S. generally accepted accounting principals and has assumed that the merger will be consummated on the terms contained in the merger agreement, without any waiver of any material terms or conditions by NECB.

         In rendering its opinion, A.G. Edwards has relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information, publicly available, or furnished to, or otherwise discussed with A.G. Edwards for the purposes of the opinion. With respect to financial projections and other information provided to or otherwise discussed with A.G. Edwards, A.G. Edwards assumed and was advised by the senior management of NECB and Webster, respectively, that such projections and other information were reasonably prepared on a basis that reflects the best currently available estimates and judgments of the senior management of NECB and Webster, respectively. The board of NECB did not specifically engage A.G. Edwards to, and therefore A.G. Edwards did not, verify the accuracy or completeness of any such information. A.G. Edwards did not conduct a physical inspection of any of the properties or facilities of NECB or Webster or analyze any loan or asset documentation, nor did it make or obtain any independent evaluation or appraisals of any such properties or facilities or of any loans, investments or financial assets and liabilities. Furthermore, A.G. Edwards is not an expert in the evaluation of allowances for loan losses, and it did not make an independent evaluation of the adequacy of the allowances for loan losses of NECB and Webster, nor did it review the loan portfolios of NECB or Webster. A.G. Edwards has relied upon the assurances of the management of NECB and Webster that the respective managements are not aware of any facts that would make such information inaccurate or misleading. A.G. Edwards did not express an opinion as to what the value of Webster's common stock will be when issued to the holders of NECB's common stock pursuant to the merger, or the price at which Webster's common stock will trade subsequent to the merger. A.G. Edwards' opinion is necessarily based upon financial and other conditions and circumstances existing and disclosed to it as of June 29, 1999.

         The following is a summary of the material analyses performed by A.G. Edwards in arriving at its opinion:

         ANALYSIS OF SELECTED PUBLICLY TRADED COMPANIES. A.G. Edwards used publicly available information to compare selected financial and market trading information for NECB and a comparable group of selected banking institutions. The institutions in the NECB comparable group were selected by A.G. Edwards based on their geographic proximity and similarity of business lines to NECB's.

The NECB comparable group was comprised of:

o        Arrow Financial Corporation;

o        Bank Rhode Island;

o        CCBT Bancorp, Inc.;

o        CNB Financial Group;

o        First of Long Island Corporation;

o        Granite State Bankshares, Inc.;

o        Independent Bank Corp.;

o        Merchants Bancshares, Inc.;

o        NBT Bancorp, Inc.; and

o        Premier National Bancorp Inc.

         A.G. Edwards reviewed financial information that included, among other things, stock price to the last twelve months earnings per share, stock price to tangible book value per share, stock price to book value per share, and current dividend yield. A.G. Edwards calculated the following ratios for NECB using implied valuations based on the consideration to be received for NECB's common stock:

                                                       NECB               NECB COMPARABLE GROUP
                                                       ----               ---------------------

         Price/Last Twelve Month's
         Earnings                                      21.8x                      14.1x
         Price/Tangible Book Value                    314.3%                     203.2%
         Price/Book Value                             293.6%                     202.4%
         Current Dividend Yield                         1.7%                       2.6%


         A.G. Edwards also used publicly available information to perform a similar comparison of selected financial and market trading information for Webster versus a comparable group of selected publicly traded commercial bank holding companies. The companies in the Webster comparable group were selected by A.G. Edwards based on their geographic proximity and similar business lines to Webster's. The Webster comparable group was comprised of:

o        Charter One Financial, Inc.;

o        Chittenden Corporation;

o        Hudson United Bancorp;

o        M&T Bank Corporation;

o        North Fork Bancorporation;

o        People's Bank;

o        Peoples Heritage Financial Group, Inc.;

o        Sovereign Bancorp, Inc.; and

o        Summit Bancorp.

         A.G. Edwards reviewed financial information that included, among other things, stock price to last twelve months earnings per share (excluding non-recurring charges), stock price to tangible book value per share, stock price to book value per share and current dividend yield. A.G. Edwards observed the following results:

                                                           WEBSTER             WEBSTER COMPARABLE GROUP
                                                           -------             ------------------------
         Price/Last Twelve Months Earnings                  13.0x                        14.8x
         Price/Tangible Book Value                         235.0%                       262.6%
         Price/Book Value                                  199.2%                       234.3%
         Current Dividend Yield                              1.5%                         2.8%

         ANALYSIS OF SELECTED MERGER TRANSACTIONS. A.G. Edwards reviewed three groups of selected merger and acquisition transactions involving public commercial banking and savings institutions from Connecticut, New England and nationwide and compared these merger transactions with the merger.

         o The Connecticut merger comparables included nine commercial banking and savings institution mergers and corporate transactions announced since January 1, 1994 in which the selling institution was headquartered in Connecticut and the aggregate deal size was in excess of $100 million and less than $1 billion.

         o The New England merger comparables were comprised of sixteen mergers and corporate transactions of commercial banking and savings institutions announced since January 1, 1996 in which the selling institution was headquartered in New England (Connecticut, New Hampshire, Maine, Massachusetts, Rhode Island and Vermont) and the aggregate deal size was greater than $100 million and less than $1 billion.

         o The nationwide merger comparables included fifty-two mergers and corporate transactions announced since January 1, 1997 in which the selling institution was a commercial banking institution headquartered in the United States and the aggregate deal size was in excess of $100 million but less than $300 million.

         A.G. Edwards reviewed, among other things, the ratios of stock price to last twelve months earnings per share, stock price to tangible book value per share and stock price to book value per share in each transaction and compared the medians of these ratios to the same ratios for the merger. The merger ratios were calculated based on a $28.43 stock price for Webster's common stock. A.G. Edwards observed the following results:

                                                      CONNECTICUT MERGER     NEW ENGLAND MERGER     NATIONAL MERGER
                                        MERGER            COMPARABLES            COMPARABLES          COMPARABLES
                                        ------            -----------            -----------          -----------
Price/Last Twelve Months Earnings       21.9x                19.2x                  21.4x                23.8x
Price/Tangible Book Value                314%                204%                   244%                  295%
Price/Book Value                         294%                204%                   215%                  283%


         PRO FORMA MERGER ANALYSIS. A.G. Edwards analyzed the impact of the merger on NECB's equivalent pro forma earnings per share, NECB's equivalent pro forma tangible book value per share, NECB's equivalent pro forma book value per share and equivalent pro forma dividend yield. For purposes of this paragraph, equivalent pro forma means the product of (1) the associated pro forma Webster financial items listed below and (2) the 1.06 exchange ratio. Such analysis was based on consensus earnings estimates, NECB's and Webster's respective management projections and expense savings as well as consolidation efficiencies as estimated by Webster's management. A.G. Edwards observed that, before taking into account any restructuring charges to be incurred by Webster in connection with the merger, and assuming a price of Webster common stock of $28.43, the merger would result in the following equivalent pro forma per share effects:

                                                          NECB                         WEBSTER
                                                          ----                         -------
         Earnings                                 49% to 55% increase           0.5% to 2.1% increase
         Tangible Book Value                          25% increase                  5.1% decrease
         Book Value                                   35% increase                  6.2% decrease
         Dividend Yield                                   1.7%                           1.5%


         ANALYSIS OF THE MERGER PREMIUMS TO MARKET VALUE. A.G. Edwards analyzed the merger premiums of the consideration to be received by NECB shareholders to the market value of NECB's common stock one day, one week, two weeks, one month, three months and one year prior to June 16, 1999 and June 26, 1999. The merger premiums were compared versus means and medians produced using the same parameters for comparable transactions included in the Connecticut merger comparables, The New England merger comparables, and the nationwide merger comparables. A.G. Edwards selected June 16, 1999 to reflect more accurately the trading price for NECB's common stock prior to unusual trading activity which preceded the public announcement of the merger. A.G. Edwards also analyzed and compared the merger premiums as a result of the market price for NECB as of June 26, 1999. The merger premiums reflected the following ranges:

                             RANGE OF MERGER       CONNECTICUT MERGER     NEW ENGLAND MERGER       NATIONAL MERGER
                                PREMIUMS              COMPARABLES             COMPARABLES            COMPARABLES
                                --------              -----------             -----------            -----------
June 16, 1999                 34.7% - 56.6%          11.2% - 80.3%           18.6% - 79.2%          20.0% - 73.2%
June 26, 1999                 17.1% - 52.6%          11.2% - 80.3%           18.6% - 79.2%          20.0% - 73.2 %


         EXCHANGE RATIO ANALYSIS. A.G. Edwards reviewed the historical prices of NECB's and Webster's common stock, respectively, and the resulting market-based exchange ratios, which is the ratio obtained by dividing the price of NECB's common stock by the price of Webster's common stock on a particular date, since January 1997 and compared them to the proposed exchange ratio of 1.06.

         o        Based upon the closing  stock  prices of NECB's and  Webster's
                  common   stock  on  June  16,   1999  of  $19.88   and  $27.00
                  respectively, the market-based exchange ratio was 0.74.

         o The maximum and minimum exchange ratio for the period from January 1, 1997 to June 16, 1999 were 0.84 and 0.63, respectively.

         PRESENT VALUE ANALYSIS. A.G. Edwards reviewed the projected net income statements for the years 1999 through 2003 as prepared by the management of NECB on a GAAP basis and performed a discounted present value analysis of NECB based on these projections. In performing the present value analysis, A.G. Edwards (1) discounted the net income for each projected year back to June 29, 1999 and (2) added the sum to the present value as of June 29, 1999 to the capitalized terminal value of the net income for 2003.

         o        The  terminal  value  was  determined   based  on  anticipated
                  earnings growth rates and various terminal multiples that A.G. Edwards believed to be reasonable for such an analysis.

         o Based on this analysis, A.G. Edwards calculated a range of values for NECB's common stock as of June 29, 1999, of between $21.60 and $28.80.

         The descriptions above do not purport to be a complete description of all the analyses performed by A.G. Edwards in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In rendering its opinion, A.G. Edwards applied its judgment to a variety of complex analyses and assumptions, considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, A.G. Edwards may have relied upon various analyses and factors more or less than others, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be A.G. Edwards' view of the actual value of NECB or Webster. In performing its analyses, A.G. Edwards made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NECB or Webster. The assumptions made and judgments applied by A.G. Edwards in rendering its opinion are not readily susceptible to description beyond that described in the written text of the opinion itself. Any estimates contained in the opinion do not necessarily indicate future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. A.G. Edwards does not assume responsibility if future results are different from those it projected.

The analyses performed were prepared solely as part of A.G. Edwards' analysis of the fairness, from a financial point of view, to NECB shareholders of the consideration to be received in the merger and were conducted in connection with the delivery of the opinion. As described above, the opinion to the NECB board was one of the many factors taken into consideration by the NECB board in making its determination to approve the merger agreement and the merger. The decision to enter into the merger agreement was solely that of the NECB board.

         The terms of the engagement of A.G. Edwards by NECB are described in a letter agreement between A.G. Edwards and NECB. Under the terms of this engagement letter, as compensation for rendering its financial advisory services and its opinion to the board of NECB, NECB agreed to pay A.G. Edwards a fee of $50,000 on the date of the engagement letter, and a fee, payable upon the delivery of an opinion, of $300,000; these fees have been paid. NECB has also agreed to pay to A.G. Edwards, upon the closing of the merger, an aggregate fee equal to 0.35% of the total value of the merger, or approximately $700,000. NECB has agreed to reimburse A.G. Edwards for reasonable fees of A.G. Edwards' counsel and for A.G. Edwards' travel and out-of-pocket expenses incurred in connection with its engagement. NECB has also agreed to indemnify A.G. Edwards against certain liabilities in connection with the engagement of A.G. Edwards.

         HAS ASSOCIATES, INC.

         On May 21, 1999, NECB also engaged HAS Associates, Inc. to act as its financial advisor in connection with the possible business combination of NECB and another financial institution. Under the terms of its engagement, HAS agreed to assist NECB in analyzing, structuring, negotiating and effecting such a transaction. NECB selected HAS because HAS is a regional investment banking firm with experience in such transactions and is familiar with NECB and its business. As part of its investment banking business, HAS is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions.

         As part of its engagement, representatives of HAS attended the meeting of the NECB board held on June 29, 1999 at which the NECB board considered and approved the merger agreement. At the same meeting, HAS rendered an oral opinion, subsequently confirmed in writing, that, as of that date, the exchange ratio by which NECB's common stock will be converted into Webster's common stock was fair to the holders of shares of NECB's common stock from a financial point of view. Such opinion was reconfirmed in writing as of the date of this document.

         The full text of HAS' written opinion dated as of the date of this document is attached as Exhibit B and is incorporated into this document by reference. The description of the opinion in this document is qualified in its entirety by reference to Exhibit B. We urge NECB shareholders to read HAS' opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by HAS in connection with rendering its opinion.

         HAS' opinion is directed to the NECB board and addresses only the fairness, from a financial point of view, of the exchange ratio to the NECB shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any NECB shareholder as to how the shareholder should vote at the NECB special meeting with respect to the merger or any other matter related thereto.

         In connection with its opinion, HAS reviewed, analyzed and relied upon material relating to the financial and operating conditions of NECB including, among other things, the following:

         o        the merger agreement;

         o annual reports to shareholders and annual reports on Form 10-K for the two years ended December 31, 1998 and 1997, of NECB and Webster;

         o quarterly reports on Form 10-Q, proxy solicitation material of NECB and Webster and certain other communications from NECB and Webster to its shareholders;

         o other financial information concerning the business and operations of NECB furnished to HAS by NECB for purposes of its analysis, including certain internal financial analyses and forecasts for NECB prepared by the senior management of NECB;

         o        the corporate minutes of NECB for three years;

         o audit reports certified by the independent accountants of NECB and Webster for three years;

         o        regulatory filings of NECB for three years;

         o NECB and Webster policies and procedures, material loan files, and their investment portfolios; and

         o        material  publicly  available   information  with  respect  to
                  banking   companies   and  the   nature  and  terms  of  other
                  transactions HAS considered relevant to its inquiry.

         In addition, HAS reviewed market information concerning Webster, analyzed data concerning private and publicly owned banks in New England, reviewed stock market data of other banks generally deemed comparable whose securities are publicly traded, publicly available information concerning certain recent business combinations, and additional financial and other information as HAS deemed necessary.

         In preparing its opinion, HAS, with NECB's consent, assumed and relied on the accuracy and completeness of all financial and other information supplied or otherwise made available to it by NECB and Webster, including that contemplated in the items listed above. HAS has not assumed responsibility for independently verifying this information or undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of NECB or Webster, nor has it been furnished any evaluation or appraisal of these assets and liabilities. HAS' opinion is predicated on the merger receiving the tax and accounting treatment contemplated in the merger agreement. HAS' opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. HAS' opinion was rendered without regard to the necessity for, or level of, any restrictions, obligations, undertakings or divestitures which may be imposed or required in the course of obtaining regulatory approval for the merger.

         In connection with rendering its oral opinion on June 29, 1999, HAS performed a variety of financial analyses, consisting of those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by HAS in this regard, although it describes all material analyses performed by HAS. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description.

         Accordingly, notwithstanding the separate factors summarized below, HAS believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying HAS' opinion.

         In performing its analyses, HAS made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NECB, Webster and HAS. The analyses performed by HAS are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of HAS' analysis of the fairness to the shareholders of NECB of the conversion ratio and were provided to the NECB board in connection with the delivery of HAS' opinion. HAS gave the various analyses described below approximately similar weight and did not draw any specific conclusions from or with regard to any one method of analysis. With respect to the comparison of selected companies' analysis and the analysis of selected merger transactions summarized below, no company or transaction utilized as a comparison is identical to NECB, Webster or the merger.

         Accordingly, an analysis of comparable companies and comparable business combinations is not mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or announced merger transaction values, as the case may be, of the companies concerned. The analyses do no purport to be appraisals or to reflect the process at which NECB and Webster might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, HAS' opinion was one of many factors taken into consideration by the NECB board.

         The following is a summary of the material analyses presented by HAS to the NECB board in connection with its opinion.

         ANALYSES OF SELECTED MERGER TRANSACTIONS. HAS reviewed certain financial data related to all deal transactions in the Northeast and Ohio announced between June 30, 1998 and June 30, 1999 with a deal value in a range of $175M to $500M.

         The transactions included in the comparable transaction group were:

o        Hudson United Bancorp (NJ)/JeffBanks Inc. (PA)
o        Sky Financial Group Inc. (OH)/ Mahoning National Bancorp Inc. (OH)
o        Fifth Third Bancorp (OH)/Emerald Financial Corporation (OH)
o        Summit Bancorp (NJ)/Prime Bancorp Inc. (PA)
o        BB&T Corporation (NC)/Mason-Dixon Bancshares, Inc. (MD)
o        Chittenden Corporation (VT)/Vermont Financial Services Corp. (VT)
o        Sky Financial Group Inc. (OH)/First Western Bancorp Inc. (PA)
o        Sovereign Bancorp (PA)/Peoples Bancorp Inc. (NJ)
o        FirstMerit Corporation (OH)/Signal Corp. (OH)
o        Banknorth Group Inc. (VT)/Evergreen Bancorp Inc. (NY)
o        Citizens Bancshares Inc. (OH)/ Ohio Bank (OH)
o        Peoples Heritage Financial Group (ME)/SIS Bancorp Inc. (MA)
o        Richmond County Financial Corp. (NY)/Bayonne Bancshares Inc. (NJ)
o        First  Commonwealth  Financial  Corporation   (PA)/Southwest   National
         Corporation (PA)

- ----------------------------------------------------- ------------------ ----------------- -------------------
                                                         Transaction        Comparable      Comparable Group
                                                          Multiple        Group Average          Median
- ----------------------------------------------------- ------------------ ----------------- -------------------
- ----------------------------------------------------- ------------------ ----------------- -------------------
Deal Price/Earnings Per Share                                    27.59x            28.40x              27.53x
- ----------------------------------------------------- ------------------ ----------------- -------------------
Deal Price/Book Value                                              290%              289%                313%
- ----------------------------------------------------- ------------------ ----------------- -------------------
Deal Price/Tangible Book Value                                     310%              324%                326%
- ----------------------------------------------------- ------------------ ----------------- -------------------
Deal Price/Total Assets                                          27.79%            29.28%              29.11%
- ----------------------------------------------------- ------------------ ----------------- -------------------
Deal Price/Deposits                                              34.44%            40.64%              39.80%
- ----------------------------------------------------- ------------------ ----------------- -------------------

         No company or transaction used as a comparison in the above analysis is identical to NECB, Webster or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

         SELECTED PEER GROUP ANALYSES. HAS compared the financial performance and market performance of NECB and Webster based on various financial measures of earnings performance, capital adequacy and asset quality to a group of comparable sized New England and/or Northeastern banks. For purposes of such analysis, the financial information used by HAS was for the period ended March 31, 1999.

- ------------------------------------------------- ---------------- ---------------- ----------------- ----------------
                                                       NECB            WEBSTER      NECB Peer Group    WEBSTER Peer
                                                                                        Average        Group Median
- ------------------------------------------------- ---------------- ---------------- ----------------- ----------------
- ------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Return on Average Assets                                     0.95             0.79              1.13             0.97
- ------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Return on Average Equity                                    10.21            13.37             14.06            11.40
- ------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Net Interest Margin                                          5.19             2.84              3.82             3.90
- ------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Equity/Assets                                                9.17             5.79              8.08             8.93
- ------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Non-performing Assets/Assets                                 1.02             0.34              0.44             0.46
- ------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Efficiency Ratio                                            59.21            55.81             58.73            51.30
- ------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Price/ Last Twelve Months' Earnings                         26.38            14.86             13.65            26.55
- ------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Price / Book                                                277.2            198.8             174.2            238.2
- ------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Price/ Tangible Book                                        296.7            234.5             179.7            277.1
- ------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Price/Assets                                                25.43            11.52             14.08            20.00
- ------------------------------------------------- ---------------- ---------------- ----------------- ----------------


         CONTRIBUTION ANALYSIS. HAS analyzed the pro forma contribution of NECB and Webster to the combined company, assuming a 100% stock exchange at 1.06 shares of Webster's common stock for each share of NECB's common stock with the following results:

                                          WEBSTER              NECB                 Total
                                          -------              ----                 -----
Assets                                      90.7%                9.3%                100.0%
Loans                                       90.7                 9.3                 100.0
Deposits                                    89.7                10.3                 100.0
Earnings                                    90.6                 9.4                 100.0
Equity                                      86.6                13.4                 100.0


         DISCOUNTED CASH FLOW ANALYSIS. HAS estimated the present value of the future cash flows that would accrue to a holder of NECB's common stock assuming the shareholder held the stock through the year 2003 and then sold it at the end of that period.

         HAS based this analysis on several factors. These included, but were not limited to, an earnings per share of $1.09 in 1998 and estimated 1999 earnings per share of $1.31 and a 20% earnings per share growth rate thereafter. HAS assumed a 38% dividend payout ratio for NECB through the year 2003. HAS calculated a terminal value at December 31, 2003 by multiplying NECB's projected 2003 earnings by a price/earnings multiple of 15X for the trailing twelve month earnings. HAS also did a similar analysis using a terminal value of 13X to 16X and EPS growth rates in a range of 18% to 21% for comparative purposes.

         o The range of values was at a low of $20.30 to a high of $27.75.

         The final analysis of the discounted cash flow relied upon the 13X multiple.

         o The terminal valuation and the estimated dividends were discounted at a rate of 15% producing a present value of $25.11.

HAS determined these values by adding the present value of the estimated future dividends stream that NECB could generate over the period beginning January 1, 1998 and ending December 31, 2003.

         The discounted cash flow analysis is a widely used valuation methodology. It relies on numerous assumptions, including asset and earnings growth rates, dividend payout rates, terminal values and discount rates. The analysis did not claim to be indicative of the actual values or expected values of NECB's common stock.

         In connection with its opinion dated as of the date of this document, HAS performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith. Some ratios did change due to updated information and pricing, but these changes were immaterial.

         HAS was retained by the NECB board as an independent contractor to act as financial adviser to NECB with respect to the merger. HAS, as part of its investment banking business, is engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, and valuations for estate, corporate and other purposes.

         HAS and NECB entered into a letter agreement dated May 21, 1999 relating to the services HAS would provide in connection with the merger. Under the agreement, NECB agreed to pay HAS a fee of 0.35% of the total value of the deal or approximately, $700,000. In the letter agreement, NECB agreed to indemnify HAS against certain liabilities related to engagement, including liabilities under the federal securities laws.

REPRESENTATIONS AND WARRANTIES

         In the merger agreement, NECB made representations and warranties to Webster. The material representations and warranties of NECB are the following:

         o the proper organization and good standing of NECB and the NECB Subsidiary Banks;

         o insurance of the NECB Subsidiary Banks' deposit accounts by the FDIC;

         o capitalization of NECB and ownership of shares of NECB Subsidiary Banks;

         o        the  existence  of corporate  power and  authority to execute,
                  deliver  and  perform  its  various   obligations   under  the
                  transaction documents;

         o receipt of all consents and approvals required to complete the merger;

         o accurate disclosure of loan portfolio and timely file of reports;

         o        proper presentation of financial statements;

         o        no  broker's   fees  other  than  to  A.G.   Edwards  and  HAS
                  Associates;

         o        the absence of any material adverse change in NECB;

         o        the absence of legal proceedings;

         o        timely filing of tax returns and absence of tax claims;

         o existence of employee benefit plans and compliance with applicable law;

         o        existence of material contracts and their effectiveness;

         o        absence of supervisory agreements with banking regulators;

         o        compliance with environmental law;

         o        adequacy of loss reserves;

         o existence of properties and assets, absence of encumbrances, and existence of good title;

         o existence of insurance policies and their material compliance with applicable laws;

         o existence of loans, their material compliance with applicable laws, proper organization of loan information, and proper perfection of security interests;

         o affiliates and the stockholder agreement regarding ownership of Webster's common stock;

         o        existence of loan participation interests sold;

         o        receipt of the fairness opinions of A.G. Edwards and HAS;

         o        Year 2000 compliance; and

         o accuracy of information regarding NECB to be included in this document.

         In the merger agreement, Webster made representations and warranties to NECB. The material representations and warranties of Webster are the following:

         o the proper organization and good standing of Webster and Webster Bank;

         o        capitalization of Webster;

         o        existence of corporate power and authority to execute, deliver
                  and  perform  Webster's   obligations  under  the  transaction
                  documents;

         o receipt of regulatory consents and approvals to complete the merger;

         o        proper presentation of financial statements;

         o        absence of any material adverse change in Webster;

         o        absence of material legal proceedings;

         o        timely filing of tax returns and absence of tax claims;

         o        compliance with applicable laws;

         o receipt of accounting opinion regarding "pooling of interests" accounting for the merger; and

         o        Year 2000 compliance.

TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT

         Before or after our stockholders approve the merger agreement, it may be terminated:

         o        by mutual written consent of Webster and NECB;

         o        by Webster or NECB if:

                  o 30 days pass after any required regulatory approval is denied or regulatory application is withdrawn at a regulator's request unless action is taken during the 30 day period for a rehearing or to file an amended application;

                  o the merger has not taken place on or before June 29, 2000, unless the failure to complete the merger by that date is due to the terminating party's failure to perform its obligations in the merger agreement; or

                  o Webster's or NECB's shareholders do not approve the merger agreement;

         o by Webster or NECB, if the board of directors of the other shall have withdrawn, modified, or changed, in a manner adverse to the terminating party, its approval or recommendation of the merger agreement;

         o by Webster, provided that Webster is not in breach of any representation, warranty or covenant contained in the merger agreement, if there is a breach of any representation, warranty, covenant or agreement in the merger agreement by NECB, if the breach or breaches would entitle Webster not to consummate the merger if the breach occurred or continued on the date of the closing of the merger and the breach is not cured within 30 days after receiving written notice of the breach; and

         o by NECB, provided that NECB is not in breach of any representation, warranty or covenant contained in the merger agreement, if there is a breach of any representation, warranty, covenant or agreement in the merger agreement by Webster, if the breach or breaches would entitle NECB not to consummate the merger if the breach occurred or continued on the date of the closing of the merger and the breach is not cured within 30 days after receiving written notice of the breach.

         In addition, the merger agreement provides NECB with a termination right in the event that, generally, the price of Webster's common stock falls by more than 20% on an absolute basis and underperforms the price performance of a group of peer savings and loan holding companies by more than fifteen percentage points. More specifically, during the 10-day period starting two days after we receive approval of the merger from the OTS, NECB's board can terminate the merger agreement if both of the following conditions are met:

         o the average closing price of Webster's common stock (the "Webster closing price") on Nasdaq over the twenty days ending on the date of OTS approval (the "measurement period") is less than $22.70; and

         o the ratio of Webster's closing price to $28.38 (the closing price of Webster's common stock on June 29, 1999, the last Nasdaq trading date before we executed the merger agreement), is more than 0.15 less than the ratio of the average price over the measurement period of an index of Webster peer financial institutions (the "index group") to the price of that index on June 29, 1999.

         For five days after Webster receives notice that NECB intends to exercise its termination right, Webster can opt to increase the exchange ratio according to a formula in the merger agreement. This formula generally provides for an increase with the effect that the dollar value of the revised merger consideration per share of NECB's common stock, based on the Webster closing price, would be equal to the value that would have been received by an NECB stockholder if the Webster closing price was the minimum necessary so that one of the two conditions described above would not have been met. If Webster elects to increase the exchange ratio according to this formula, then NECB will no longer have its right to terminate the merger agreement and the exchange ratio will be revised accordingly. Because the formula is dependent on the future price of Webster's common stock and that of the index group, it is not possible presently to determine what the adjusted conversion ratio would be, but, in general, the ratio would be increased and, consequently, more shares of Webster's common stock issued, to take into account the extent the average price of Webster's common stock exceeded the decline in the average price of the common stock of the index group.

         The price of the index group on any date is determined based on the weighted average closing prices on that date of each of 16 financial institutions. The weightings are based on the number of outstanding shares of each of the companies. The companies comprising the index group, and their weightings, are as follows:

Sovereign Bancorp, Inc........................       16.13%  Astoria Financial Corporation...........      5.48%
Dime Bancorp, Incorporated.....................      10.93   Keystone Financial, Inc...............        4.78
Peoples Heritage Financial Group, Inc...........     10.22   Staten Island Bancorp, Inc............        4.15
Roslyn Bancorp, Inc...........................        7.55   Hudson United Bancorp.................        3.88
Fulton Financial Corporation..................        6.79   Susquehanna Bancshares, Inc...........        3.63
Independence Community Bank Corp................      6.58   Richmond County Financial Corp........        3.21
People's Bank (MHC)...........................        6.16   Commerce Bancorp, Inc.................        2.70
Valley National Bancorp.......................        5.70   Queens County Bancorp, Inc............        2.12

         If:

         o the common stock of any of the companies in the index group stops being publicly traded, or

         o any of the companies in the index group announces a proposal to be acquired, or

         o any of the companies in the index group announces a proposal to acquire another company or companies in transactions with a value of more than 25% of the acquiror's market capitalization on June 29, 1999, that company will be removed from the index group and the weights will be redistributed proportionately among the remaining companies.

         The merger agreement also permits, subject to applicable law, the boards of directors of Webster and NECB to:

         o        amend the merger agreement except as provided below;

         o extend the time for performance of any of the obligations or other acts of the other party;

         o waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered under the merger agreement; or

         o waive compliance with any of the agreements or conditions contained in the merger agreement.

         After approval of the merger agreement by NECB's shareholders, no amendment of the merger agreement may be made without further shareholder approval if the amendment would reduce the amount or change the form of the consideration to be delivered to NECB's shareholders under the merger agreement.

FEDERAL INCOME TAX CONSEQUENCES

         The following summary discusses the material federal income tax consequences of the merger to NECB shareholders. The summary is based on the Internal Revenue Code of 1986, as amended, referred to in this section as the Code, applicable U.S. Treasury regulations under the Code, administrative rulings and judicial authority, all as of the date of this document. All of the foregoing authorities are subject to change, and any change could affect the continuing validity of this summary. The summary assumes that the holders of shares of NECB's common stock hold their shares as a capital asset. The summary does not address the tax consequences that may be applicable to particular NECB shareholders in light of their individual circumstances or to NECB shareholders who are subject to special tax rules, including:

         o        tax-exempt organizations;

         o        dealers in securities;

         o        financial institutions;

         o        insurance companies;

         o        non-United States persons;

         o shareholders who acquired shares of NECB's common stock through the exercise of options or otherwise as compensation or through a qualified retirement plan;

         o        shareholders who are subject to the alternative minimum tax;

         o shareholders who hold shares of NECB's common stock as part of a straddle, hedge, or conversion transaction; and

         o traders in securities who elect to apply a mark-to-market method of accounting.

This summary also does not address any consequences arising under the tax laws of any state, locality, or foreign jurisdiction or under any federal laws other than those pertaining to the federal income tax.

         One of the conditions for the merger to take place is that Webster and NECB must receive opinions from their counsel, Wachtell, Lipton, Rosen & Katz, and Day, Berry and Howard LLP, respectively, dated as of the effective date that the merger and each of the mergers included in the bank merger will be treated for federal income tax purposes as a reorganization within the meaning of
Section 368(a) of the Code and that Webster and NECB will each be a party to the reorganization in respect of the merger within the meaning of Section 368(b) of the Code, and that, accordingly,

         o no gain or loss will be recognized by Webster or NECB as a result of the merger or by the constituent banks as a result of the bank merger,

         o no gain or loss will be recognized by the shareholders of NECB who exchange all of their NECB's common stock solely for Webster's common stock in the merger (except with respect to cash received in lieu of a fractional share interest in Webster's common stock), and

         o the aggregate tax basis of the Webster's common stock received (including a fractional share interest deemed received) by shareholders who exchange all of their NECB's common stock solely for Webster's common stock in the merger will be the same as the aggregate tax basis of the NECB's common stock surrendered in exchange for the Webster's common stock.

The opinions will be based on the Code, the U.S. Treasury regulations promulgated under the Code and related administrative interpretations and judicial decisions, all as in effect as of the effective time of the merger, on the assumption that the merger takes place as described in the merger agreement, and on the basis of facts, representations or assumptions set forth or referred to in the opinions. Unlike a ruling from the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the opinions or that those positions will be upheld by the courts if challenged by the Internal Revenue Service.

         In addition, Webster and NECB have received opinions of Wachtell, Lipton, Rosen & Katz and Day, Berry, and Howard LLP, respectively, dated as of the date of this document. Accordingly,

         o Except as discussed below with respect to cash received in lieu of fractional shares, a NECB shareholder who exchanges all of his or her NECB's common stock solely for Webster's common stock pursuant to the merger will recognize no gain or loss on the exchange.

         o The aggregate tax basis of the Webster's common stock received (including a fractional share interest deemed received) by a NECB shareholder who exchanged all of its NECB's common stock solely for Webster's common stock in the merger will be the same as the shareholder's aggregate tax basis in the NECB's common stock surrendered in exchange for the Webster's common stock.

         o The holding period of the Webster's common stock received by a NECB shareholder in the merger (including a fractional share interest deemed received) will include the holding period of the NECB's common stock surrendered in exchange for the Webster's common stock.

         o The receipt by a NECB shareholder of cash instead of fractional shares of Webster's common stock will be treated as if the fractional shares were distributed as part of the merger and then were redeemed by Webster. In general, NECB shareholders should recognize capital gain or loss for U.S. federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of the share of NECB's common stock allocable to the fractional share interest. This will be a long-term capital gain or loss if the holding period for the share of Webster's common stock (determined as described above) is more than one year at the effective time.

         o None of Webster, Webster Bank, NECB nor the NECB Subsidiary Banks will recognize any gain or loss as a result of the merger or the bank merger.

         Unless an exemption applies, the exchange agent will be required to withhold, and will withhold, 31% of any cash payments to which a NECB shareholder or other payee is entitled pursuant to the merger, unless the shareholder or other payee provides his or her tax identification number (social security number or employer identification number) and certifies that the number is correct. Each shareholder and, if applicable, each other payee, is required to complete and sign the Form W-9 that will be included as part of the transmittal letter to avoid being subject to backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to Webster and the exchange agent.

         The federal income tax consequences set forth above are based upon present law and do not purport to be a complete analysis or listing of all potential tax effects that may apply to a holder of NECB's common stock. The tax effects that are applicable to a particular holder of NECB's common stock may be different from the tax effects that are applicable to other holders of NECB's common stock, including the application and effect of state, local and other tax laws other than those pertaining to the federal income tax, and thus, holders of NECB's common stock are urged to consult their own tax advisors.

ACCOUNTING TREATMENT

         It is a condition to Webster's obligations to complete the merger that Webster receives a written opinion from KPMG LLP, Webster's independent public accountant, to the effect that the merger will be accounted for as a "pooling of interests." See "-- Conditions to the Merger." Under the "pooling of interests" method of accounting, the historical basis of the assets and liabilities of Webster and NECB will be combined and carried forward at their historically recorded amounts.

RESALES OF WEBSTER'S COMMON STOCK RECEIVED IN THE MERGER

         Webster is registering the sale of the shares of its common stock to be issued in the merger under the securities act. The shares will be freely transferable under the Securities Act, except for shares received by NECB shareholders who are deemed to be affiliates of NECB before the merger and/or affiliates of Webster thereafter. These affiliates only may resell their shares pursuant to an effective registration statement under the Securities Act covering the shares, in compliance with Securities Act Rule 145 or under another exemption from the Securities Act's registration requirements. This joint proxy statement/prospectus does not cover any resales of Webster's common stock by Webster or NECB affiliates. Affiliates will generally include individuals or entities who control, are controlled by or are under common control with NECB or Webster, and may include officers or directors, as well as principal shareholders of NECB or Webster.

EMPLOYEE BENEFITS

         To the extent permissible under applicable law, the NECB Subsidiary Banks' employees who become employees of Webster Bank at the effective time generally will be given credit for service at the NECB Subsidiary Banks for the following purposes:

         o eligibility to participate in and the satisfaction of vesting and service requirements for retirement benefits (such as early, normal and disability retirement benefits), but not for benefit accrual purposes, under the Webster Bank 401(k) savings plan and the Webster Bank defined benefit pension plan (and not for any purpose under the Webster Financial employee stock ownership plan), and

         o eligibility to participate in and levels of benefits under the Webster welfare benefit and vacation plans.

         In addition, following the effective time, Webster will provide full time NECB employees whose employment is terminated within one year of the effective date by Webster other than for cause or by the employee for good reason with severance payments equal to two weeks' base pay per year of credited service with a minimum benefit of four weeks' base pay and a maximum benefit of 26 weeks' base pay.

         Webster has agreed to honor existing written deferred compensation, employment, change of control and severance contracts with directors and employees of NECB and the NECB Subsidiary Banks that were disclosed to Webster prior to the execution of the merger agreement.

ABSENCE OF DISSENTERS' RIGHTS

         Under the Delaware General Corporation Law, holders of NECB's and Webster's common stock are not entitled to assert dissenters' rights in connection with the merger.

INTERESTS OF NECB DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER THAT ARE DIFFERENT THAN YOURS

         In considering the recommendation of the NECB board of directors, the NECB shareholders should be aware that certain members of NECB's senior management and of the NECB board of directors have interests in the transaction that are different from, or in addition to, the interests of shareholders generally. The NECB board of directors knew about these additional interests, and considered them when approving the merger agreement.

         EXISTING NECB EXECUTIVE RETENTION AGREEMENTS. NECB is a party to executive retention agreements with the following NECB executive officers:

       NAME                                                        TITLE
       ----                                                        -----
David A. Lentini                                Chairman, President and Chief Executive Officer
Frank A. Falvo                                  Executive Vice President
Anson C. Hall                                   Vice President, Chief Financial Officer and Treasurer
Donat A. Fournier                               Vice President and Senior Loan Officer

         Each of these retention agreements provides that if, during the three year period following a "change in control" of NECB, the executive's employment is terminated other than for cause or the executive terminates his employment for good reason, NECB is required to pay to the executive a lump sum consisting of:

         o three times the sum of the executive's highest annual base salary in effect during the twelve months preceding his termination of employment or the change in control, if higher, plus his highest incentive bonus compensation during the three years before the change in control for David A. Lentini, and two times the executive's highest annual base salary in effect during the twelve months preceding his termination of employment or the change in control, if higher, plus his highest incentive bonus compensation during the three years before the change in control for the other three executives;

         o a pro rata bonus for the year in which executive's employment is terminated; and

         o the amount of what NECB's matching contribution to the executive's 401(k) retirement account would have been if the executive had received the above amounts over a three-year period in Mr. Lentini's case and over a two year period in the case of the other three executives.

In addition, the executive is entitled to have transferred to him title to the company car then used by the executive, all stock options and shares of restricted stock vest, the executive will be entitled to continue to receive benefits and to accrue service credit under NECB's employee benefit plans and to the continuation of his country club membership for a period of three years following the termination, and the executive will be provided with outplacement services.

         Any of the payments to an executive described above will be reduced, but not below zero, to the extent necessary so that these payments, together with any other payments in the nature of compensation or a benefit to the executive, will not subject the executive to the excise tax described in Section 4999 of the Code.

         The merger will constitute a change in control for purposes of the retention agreements. For purposes of the retention agreements with each of Messrs. Lentini, Falvo, Hall and Fournier, each of these NECB executives will be deemed to have been terminated other than for cause upon completion of the merger and the letter agreements with Webster will then supersede the retention agreements. See "-- Letter Agreements with Webster."

         LETTER AGREEMENTS WITH WEBSTER. In connection with the signing of the merger agreement, Webster entered into letter agreements with each of Messrs. Lentini, Falvo, Hall and Fournier. Under the letter agreements, each of the executive agrees, during a "restricted period" of up to 24 months after the consummation of the merger, to:

         o hold in a fiduciary capacity for the benefit of Webster, and not disclose, any and all secret or confidential information, knowledge or data relating to Webster obtained by the executive during his employment by Webster;

         o not employ or solicit the employment of any person who was during the previous twelve months an employee, representative, officer or director of Webster;

         o not attempt to persuade any Webster client or customer to cease to do business or to reduce the amount of business the client or customer has customarily done or contemplates doing with Webster, and not to solicit the business of any Webster client or customer other than on behalf or for the benefit of Webster; and

         o not engage in or become associated with the banking business in any county in Connecticut (other than Fairfield County in the case of Mr. Fournier) or in the Portsmouth, New Hampshire area, other than through employment with Webster.

         The letter agreements provide that, upon completion of the merger, each executive will be deemed to have been terminated other than for cause for purposes of the NECB retention agreements described above, and will receive payments based on the executive's rights under the retention agreement and in consideration for the non-competition and other restrictions described above. The aggregate amount payable to the executives as a group under their letter agreements is $4,559,407. If any payment to an executive under his letter agreement or otherwise is determined to be subject to the excise tax under Section 4999 of the Code, Webster will make additional payments such that the amount retained by the executive after application of the excise tax and federal and state income taxes will equal the total payments amount the executive would have retained under the letter agreement.

         NECB STOCK OPTIONS. Pursuant to the merger agreement, upon consummation of the merger, each outstanding option or other right to acquire shares of NECB's common stock (whether or not vested) will cease to represent the right to acquire shares of NECB's common stock and will be converted into and become a right with respect to Webster's common stock. In connection with the merger, the unvested stock options to purchase NECB's common stock granted by NECB to Messrs. Lentini, Falvo, Hall and Fournier and to the non-employee directors of NECB who cease serving as directors following the merger will vest. Assuming we complete the merger on November 10, 1999, NECB expects that approximately 156,200 options held by these executive officers and 33,000 options held by the non-employee directors will vest in connection with the merger.

         BOARD MEMBERSHIP. As of the effective time, Webster will appoint one person from among those serving on the NECB board of directors to serve as a director on Webster's board of directors for a period to terminate at the annual meeting of Webster stockholders next following the first anniversary of the effective time. Additionally, that person shall also be added to the board of Webster Bank.

         INDEMNIFICATION. In the merger agreement, Webster agreed to indemnify, defend and hold harmless each person who is, has been, or before the effective time of the merger becomes, a director, officer or employee of NECB to the fullest extent permitted under applicable law and Webster's restated certificate of incorporation and bylaws or the federal stock charter and by-laws of Webster Bank, for any claims made against the person because he or she is or was a director, officer or employee of NECB or in connection with the merger agreement. Webster also agrees to use commercially reasonable efforts to cover for a period of at least two years after the effective time the officers and directors of NECB under a directors' and officers' liability insurance policy of substantially the same coverage and amounts for a total premium cost of not more than 200% of the current amount expended by NECB to maintain this insurance.

OPTION AGREEMENT

         As a condition of and inducement to Webster's entering into the merger agreement, Webster and NECB entered into the option agreement immediately after the execution of the merger agreement. Under the option agreement, NECB granted Webster an option, referred to in this section as the "NECB option", which entitles Webster to purchase, subject to the terms of the option agreement, up to 1,400,252 fully paid and nonassessable shares of NECB's common stock, or approximately 19.9% of the shares of NECB's common stock then outstanding, under the circumstances described below, at a price per share of $22.14. That price is subject to adjustment in specified circumstances. The NECB option is intended to discourage the making of alternative acquisition-related proposals and, under specified circumstances, may significantly increase the cost to a potential third party of acquiring NECB compared to its cost had NECB not entered into the option agreement. Therefore, the NECB option is likely to discourage third parties from proposing a competing offer to acquire NECB even if the offer involves a higher price per share for NECB's common stock than the per share consideration to be paid under the merger agreement.

         The following brief summary of the option agreement is qualified in its entirety by reference to the option agreement. A copy of the option agreement, as well as the other documents described in this document, will be provided to you without charge if you call or write to James M. Sitro, Vice

President, Investor Relations, Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2399.

         Subject to applicable law and regulatory restrictions, Webster may exercise the NECB option, in whole or in part, following the occurrence of both an initial triggering event as defined below and a subsequent triggering event as defined below. An initial triggering event means, in substance:

         o the entry by NECB, without the prior written consent of Webster, into a letter of intent or definitive agreement to engage in an acquisition transaction with any third party;

         o the acquisition of any other person of beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of common stock;

         o the recommendation by NECB's board of directors that its shareholders approve or accept any acquisition transaction with any third party;

         o any third party makes a proposal, which is or becomes public, to NECB or its shareholders to enter into an acquisition transaction;

         o after a third party proposal for an acquisition is made to NECB, NECB breaches its covenants under the merger agreement with regard to such situation; or

         o a third party files a regulatory application with regard to an acquisition transaction with NECB.

         A subsequent triggering event, as defined in the option agreement includes either:

         o the acquisition by any person of beneficial ownership of 20% or more of the then outstanding common stock, or

         o entering into an agreement to enter into an acquisition transaction, except that the percentage referred to in that definition is 20% instead of 10%.

         For   purposes  of  the  option   agreement,   the  term   "acquisition
transaction" means:

         o        a  merger,   consolidation   or  other  business   combination
                  involving NECB or its subsidiaries,

         o a purchase, lease or other acquisition of all or substantially all of the assets and/or deposits of NECB or its subsidiaries, or

         o a purchase or the acquisition, including through merger, consolidation, share exchange or otherwise, of beneficial ownership of securities representing 10% or more of the voting power of NECB.

         The NECB option terminates on the occurrence of any of the following events:

         o        the effective time of the merger;

         o the termination of the merger agreement in accordance with the provisions provided therein, if such termination occurs prior to the occurrence of an initial triggering event, except if the termination is due to a volitional breach by NECB; or

         o the passage of 12 months after termination of the merger agreement if such termination follows the occurrence of an initial triggering event or if the termination is due to a volitional breach by NECB.

There are provisions that could extend the term of the NECB option, but in no event beyond 18 months from the termination of the merger agreement.

         The NECB option may not be assigned by Webster to any other person without the express written consent of NECB, except that Webster may assign its rights in whole or in part after the occurrence of a subsequent triggering event, as defined above. There are provisions that the NECB option is to be assigned widely so that no person is able to acquire rights to purchase more than 2% of the NECB's common stock if Webster has not received all federal regulatory approvals needed to complete the merger.

         In the event that before the NECB option is terminated, NECB enters into a letter of intent or definitive agreement:

         o to consolidate or merge with any third party, and NECB is not the continuing or surviving corporation in the consolidation or merger;

         o to permit any third party to merge into NECB, and NECB is the continuing or surviving corporation, but, in connection with the merger, the then outstanding shares of NECB's common stock will be changed into or exchanged for stock or other securities of any third party or cash or any other property or the then outstanding shares of NECB's common stock will represent after the merger less than 50% of the outstanding shares and share equivalents of the merged company; or

         o to sell or otherwise transfer all or substantially all of its assets to any third party, then the agreement governing the transaction must make proper provision so that the NECB option will, upon the completion of that transaction, be converted into, or exchanged for, a substitute option, at the election of Webster, of either

                       o     the acquiring corporation, or

                       o     any person that controls the acquiring corporation.

The substitute option will be exercisable for shares of the issuer's common stock in a number and at an exercise price in accordance with the option agreement and will otherwise have the same terms as the NECB option, except that the number of shares subject to the substitute option may not exceed 19.99% of the issuer's outstanding shares of common stock.

         There are provisions in the option agreement permitting Webster to receive cash payments from NECB, or the issuer of the substitute option, upon surrender of the NECB option and/or shares previously acquired in full or partial exercise of the NECB option. These shares are described in this discussion as the "option shares." One provision, in general, permits Webster to surrender the NECB option and/or the option shares and receive on a per share basis the difference between the price Webster would have paid for to NECB, or the issuer of the substitute option, upon exercise of the option and the price per share paid by a third party in a merger, consolidation or similar transaction with NECB, or any purchase, lease or other acquisition of all or a substantial portion of NECB's assets or the acquisition of 50% or more of the then outstanding common stock of NECB, or the highest closing price over the preceding six months, in the case of the issue of the substitute option.

         Another provision, in general, permits Webster to surrender the NECB option and any option shares then owned by Webster and receive a $5,000,000 cash payment if any of the third party transactions described in the last paragraph occurs. As a result of this provision, Webster would expect to receive a minimum of $5,000,000 as a result of the grant of the option if NECB enter into the transactions described in which a third party directly or indirectly acquires control of NECB during the term of the option.

                           MARKET PRICES AND DIVIDENDS

WEBSTER'S COMMON STOCK

         The table below sets forth the range of high and low sale prices of Webster's common stock as reported on the Nasdaq, as well as cash dividends paid during the periods indicated, restated to reflect the two-for-one split of Webster's common stock in April 1998:

                                                      Market Price
                                                      ------------                       Cash
                                                    High            Low             Dividends Paid
                                                    ----            ---             --------------
Quarter Ended:
     March 31, 1997.................               $20.69         $17.56                 $0.10
     June 30, 1997..................                22.88          17.31                  0.10
     September 30, 1997.............                29.88          21.69                  0.10
     December 31, 1997..............                33.88          28.50                  0.10

     March 31, 1998.................                35.00          28.56                  0.10
     June 30, 1998..................                36.25          31.44                  0.11
     September 30, 1998.............                34.63          20.63                  0.11
     December 31, 1998..............                28.13          18.88                  0.11

     March 31,1999..................                31.63          27.38                  0.11
     June 30, 1999..................                34.13          26.13                  0.12

Period Ended:
   September 27, 1999...............                28.81          24.75                  0.12



         On June 29, 1999, the last trading day before the public announcement of the merger, the closing price of Webster's common stock on the Nasdaq was $28.38. On September 27, 1999, the most recent practicable date before the printing of this document, the closing price of Webster's common stock on the Nasdaq was $25.75.

NECB'S COMMON STOCK

         The table below sets forth the range of high and low sale prices of NECB's common stock as reported on the Nasdaq, as well as cash dividends paid during the periods indicated, restated to reflect a ten percent stock dividend in November 1997:

                                                      Market Price
                                                      ------------                        Cash
                                                    High            Low              Dividends Paid
                                                    ----            ---              --------------
Quarter Ended:
     March 31, 1997.................               $18.38         $14.88                 $ 0.076
     June 30, 1997..................                17.50          15.00                   0.076
     September 30, 1997.............                24.75          16.88                   0.084
     December 31, 1997..............                25.75          20.93                    0.09

     March 31, 1998.................                26.88          23.38                    0.09
     June 30, 1998..................                26.00          21.63                    0.10
     September 30, 1998.............                24.25          17.00                    0.10
     December 31, 1998..............                21.00          13.93                    0.10

     March 31,1999..................                20.88          19.38                    0.12
     June 30, 1999..................                28.88          18.00                    0.12
Period Ended:
     September 27, 1999.............                29.38          25.25                    0.12


         On June 29, 1999, the last trading day before the public announcement of the merger, the closing price of NECB's common stock on the Nasdaq was $26.63. On September 27, 1999, the most recent practicable date before the printing of this document, the closing price of NECB's common stock on the Nasdaq was $26.00.

                        DESCRIPTION OF CAPITAL STOCK AND
                        COMPARISON OF SHAREHOLDER RIGHTS

         Set forth below is a description of Webster's capital stock, as well as a summary of the material differences between the rights of holders of NECB's common stock and their prospective rights as holders of Webster's common stock. If the merger agreement is approved and the merger takes place, the holders of NECB's common stock will become holders of Webster's common stock. As a result, Webster's restated certificate of incorporation, as amended, and bylaws, as amended, and the applicable provisions of the General Corporation Law of the State of Delaware, referred to in this section as the "Delaware corporation law", will govern the rights of current holders of NECB's common stock. The rights of those shareholders are governed at the present time by the amended and restated certificate of incorporation and the bylaws of NECB and the applicable provisions of the Delaware corporation law.

         The following comparison is based on the current terms of the governing documents of Webster and NECB and on the provisions of the Delaware corporation law. The discussion is intended to highlight important similarities and differences between the rights of holders of Webster's common stock and NECB's common stock.

WEBSTER'S COMMON STOCK

         Webster is authorized to issue 50,000,000 shares of common stock, par value $.01 per share. If the proposed amendment is authorized, the total number of shares of common stock Webster would be authorized to issue would increase to 200,000,000. As of June 30, 1999, 38,008,607 shares of Webster's common stock were outstanding and Webster had outstanding stock options granted to directors, officers and other employees for another 2,303,541 shares of Webster's common stock. Each share of Webster's common stock has the same relative rights and is identical in all respects to each other share of Webster's common stock. Webster's common stock is non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other governmental entity.

         Holders of Webster's common stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Webster's common stock is not subject to additional calls or assessments by Webster, and all shares of Webster's common stock currently outstanding are fully paid and nonassessable. For a discussion of the voting rights of Webster's common stock, its lack of preemptive rights, the classification of Webster's board of directors and provisions of Webster's restated certificate of incorporation and bylaws that may prevent a change in control of Webster or that would operate only in an extraordinary corporate transaction involving Webster or its subsidiaries, see "-- Restated Certificate of Incorporation and Bylaw Provisions."

         Holders of Webster's common stock and any class or series of stock entitled to participate with it are entitled to receive dividends declared by the board of directors of Webster out of any assets legally available for distribution. No dividends or other distributions may be declared or paid, however, unless all accumulated dividends and any sinking fund, retirement fund or other retirement payments have been paid, declared or set aside on any class of stock having preference as to payments of dividends over Webster's common stock. In addition, as described below, the indenture for Webster's senior notes places restrictions on Webster's ability to pay dividends on its common stock. See "-- Senior Notes."

         In the unlikely event of any liquidation, dissolution or winding up of Webster, the holders of Webster's common stock and any class or series of stock entitled to participate with it would be entitled to receive all remaining assets of Webster available for distribution, in cash or in kind, after payment or provision for payment of all debts and liabilities of Webster and after the liquidation preferences of all outstanding shares of any class of stock having preference over Webster's common stock have been fully paid or set aside.

NECB'S COMMON STOCK

         The certificate of incorporation of NECB authorizes 20,000,000 shares of NECB's common stock, par value $ .10 per share, of which 7,036,494 shares were outstanding as of June 30, 1999. In addition, as of June 30, 1999, there were outstanding options to purchase NECB's common stock granted to officers and other employees of NECB for 496,356 shares of NECB's common stock, plus the option for 1,400,252 shares of NECB's common stock granted to Webster in connection with the merger.

         Each share of NECB's common stock also has the same relative rights and is identical in all respect to each other share of NECB's common stock. As with the Webster's common stock, the NECB's common stock is non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other governmental entity.

         Holders of the NECB's common stock also are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Holders of the NECB's common stock have distribution and liquidation rights similar to those of holders of the Webster's common stock. The NECB's common stock is also not subject to additional calls or assessments by NECB, and all shares of NECB's common stock currently outstanding are fully paid and nonassessable. For a discussion of the voting rights of NECB's common stock, its lack of preemptive rights and provisions in NECB's amended and restated certificate of incorporation which may prevent a change in control of NECB, see "--Certificate of Incorporation and Bylaw Provisions."

WEBSTER'S PREFERRED STOCK AND SHAREHOLDER RIGHTS AGREEMENT

         Webster's certificate of incorporation authorizes its board of directors, without further shareholder approval, to issue up to 3,000,000 shares of serial preferred stock for any proper corporate purpose. In approving any issuance of serial preferred stock, the board of directors has broad authority to determine the rights and preferences of the serial preferred stock, which may be issued in one or more series. These rights and preferences may include voting, dividend, conversion and liquidation rights that may be senior to Webster's common stock.

         Webster's Series C participating preferred stock was authorized in connection with a rights agreement, which was adopted in February 1996 and amended in October 1998. Webster adopted the rights agreement to protect shareholders in the event of an inadequate takeover offer or to deter coercive or unfair takeover tactics. The rights agreement is a complicated document, but, in general, each right entitles a holder to purchase for $100, 1/1,000th of a share of series C preferred stock upon the occurrence of specified events. As of the date of this document, no shares of Webster's Series C preferred stock have been issued.

         The rights will be distributed upon the earliest of:

         o 10 business days following a public announcement that a person or group of affiliated or associated persons (referred to in this discussion as an "acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Webster's common stock,

         o 10 business days following the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group beneficially owning 15% or more of such outstanding shares of Webster's common stock, or

         o 10 business days after the Webster board has declared any person to be an adverse person (as explained in the next paragraph).

         The Webster board, by a majority vote, shall declare a person to be an "adverse person" upon making:

         o a determination that the person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of Webster's common stock (provided that this determination will not be effective until the person has become the beneficial owner of 10% or more of the outstanding shares of Webster's common stock), and

         o a determination, after reasonable inquiry and investigation, including consultation with anyone as the Webster board deems appropriate, that

                  o the beneficial ownership by this person is intended to cause, is reasonably likely to cause or will cause Webster to repurchase the Webster's common stock beneficially owned by the person or to cause pressure on Webster to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Webster board believes that the best long-term interests of Webster and the Webster shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time,

                  o the beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of Webster's ability to maintain its competitive position) on the business or prospects of Webster or

                  o the beneficial ownership is otherwise determined to be not in the best interests of Webster and the Webster shareholders, employees, customers and the communities in which Webster and its subsidiaries do business.

However, the Webster board may not declare a person to be an adverse person if, prior to the time that the person acquired 10% or more of the shares of Webster's common stock then outstanding, the person provided to the Webster board a written statement of the person's purpose and intentions with respect to the acquisition of Webster's common stock, and the Webster board deemed it appropriate not to declare the person an adverse person. The Webster board may impose conditions on its determination (such as the person not acquiring more than a specified amount of Webster's common stock).

         In the event that the Webster board determines that a person is an adverse person or a person becomes the beneficial owner of 15% or more of the then outstanding shares of Webster's common stock, each holder of a right, will have the right to receive:

         o upon exercise and payment of the exercise price, Webster's common stock (or, in certain circumstances, cash, property or other securities of Webster) having a value equal to two times the exercise price of the right or

         o at the discretion of the Webster board, upon exercise and without payment of the exercise price, Webster's common stock (or, in certain circumstances, cash, property or other securities of Webster) having a value equal to the difference between the exercise price of the right and the value of the consideration that would be payable under the bullet point above.

The rights are not exercisable until distributed and will expire at the close of business on February 4, 2006, unless earlier redeemed by Webster as described below. A copy of the Webster rights agreement has been filed with the SEC. See "Where You Can Find More Information" for information on where you can obtain a copy. A copy of the Webster rights agreement also is available free of charge from Webster. This summary description of the Webster rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement.

NECB'S PREFERRED STOCK

         NECB's certificate of incorporation authorizes 200,000 shares of serial preferred stock, without par value. None are outstanding.

WEBSTER'S SENIOR NOTES

         The 8 3/4% Senior Notes due on June 30, 2000 were issued by Webster in an aggregate principal amount of $40,000,000 under an indenture, dated as of June 15, 1993, between Webster and Chemical Bank, as trustee. Chemical Bank is now known as The Chase Manhattan Bank. Particular provisions of the indenture are summarized below because of their impact on Webster's common stock. The senior notes bear interest at 8 3/4% payable semi-annually on each June 30 and December 30 until maturity on June 30, 2000. The senior notes are unsecured general obligations only of Webster and not of its subsidiaries. The senior notes may not be redeemed by Webster prior to June 30, 2000. The indenture contains covenants that limit Webster's ability at the holding company level to incur additional funded indebtedness, to make restricted distributions, to engage in specified dispositions affecting Webster Bank or its voting stock, to create specified liens upon Webster's assets at the holding company level, including a negative pledge clause, and to engage in mergers, consolidations, or a sale of substantially all of Webster's assets unless specified conditions are satisfied. The indenture does not affect Webster's ability to consummate the merger with NECB. The indenture also requires that Webster maintain a specified level of liquid assets at the holding company level.

         RESTRICTIONS ON ADDITIONAL INDEBTEDNESS. The indenture limits the amount of funded indebtedness which Webster may incur or guarantee at the holding company level. Funded indebtedness includes any obligation of Webster with a maturity in excess of one year for borrowed money, for the deferred purchase price of property or services, for capital lease payments, or related to the guarantee of these kinds of obligations. Webster may not incur or guarantee any funded indebtedness if, immediately after giving effect to it, the amount of funded indebtedness of Webster at the holding company level, including the senior notes, would be greater than 90% of Webster's consolidated net worth. As of June 30, 1999, Webster's consolidated net worth was $565.4 million and it had $74.0 million of funded indebtedness.

         RESTRICTED  DISTRIBUTIONS.   Under  the  indenture,  Webster  may  not,
directly or indirectly, make any restricted distribution, except in capital stock of Webster, if, at the time or after giving effect to the distribution:

         o an event of default has occurred and is continuing under the indenture;

         o        Webster Bank would fail to meet any of the applicable  minimum
                  capital   requirements  under  Office  of  Thrift  Supervision
                  regulations;

         o        Webster  would fail to maintain  sufficient  liquid  assets to
                  comply  with  the  terms  of  the  covenant   described  under
                  "Liquidity Maintenance" below; or

         o        the   aggregate   amount  of  all   restricted   distributions
                  subsequent to September 30, 1993 would exceed the sum of

                  o        $5 million, plus

                  o 75% of Webster's aggregate consolidated net income, or if the aggregate consolidated net income is a deficit, minus 100% of the deficit, accrued on a cumulative basis in the period commencing on June 30, 1993 and ending on the last day of the fiscal quarter immediately preceding the date of the restricted distribution, and plus

                  o 100% of the net proceeds received by Webster from any capital stock issued by Webster other than to a subsidiary subsequent to September 30, 1993. As of June 30 1999, Webster had the ability to pay $306.9 million in restricted distributions.

         Restricted distribution means:

         o any dividend, distribution or other payment on the capital stock of Webster or any subsidiary other than a wholly owned subsidiary, except for dividends, distributions or payments payable in capital stock;

         o any payment to purchase, redeem, acquire or retire any capital stock of Webster or the capital stock of any subsidiary other than a wholly owned subsidiary; and

         o any payment by Webster of principal, whether a prepayment, redemption or at maturity of, or to acquire, any indebtedness for borrowed money issued or guaranteed by Webster, other than the senior notes or under a guarantee by Webster of any borrowing by any employee stock ownership plan established by Webster or a wholly owned subsidiary, except that any payment of, or to acquire, any indebtedness for borrowed money of this kind that is not subordinated to the senior notes will not constitute a restricted distribution if the indebtedness was issued or guaranteed by Webster at a time when the senior notes were rated on the same or higher rating category as the rating assigned to the senior notes by Standard & Poor's at the time the senior notes were issued.

         LIQUIDITY MAINTENANCE. The indenture requires that Webster maintain at all times, on an unconsolidated basis, liquid assets in an amount equal to or greater than 150% of the aggregate interest expense on the senior notes and all other indebtedness for borrowed money of Webster for 12 full calendar months immediately following each determination date under the indenture, provided that Webster will not be required to maintain liquid assets in that amount once the senior notes have been rated BBB- or higher by Standard & Poor's for six calendar months and remain rated in that category.

WEBSTER'S CAPITAL SECURITIES

         In January 1996, Webster raised $100 million through the sale of capital securities that will be used for general corporate purposes. Webster formed a business trust for the purpose of issuing capital securities and investing the net proceeds in subordinated debentures issued by Webster.

         Before its acquisition by Webster, Eagle Financial Corp. raised $50 million through the sale of capital securities to be used for general corporate purposes. Eagle also formed a business trust for the purpose of issuing capital securities and investing the net proceeds in the Eagle capital debentures. In connection with the acquisition of Eagle by Webster in April 1998, Webster assumed all of Eagle's rights and obligations with respect to the Eagle capital securities and capital debentures.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

         The following discussion is a general summary of provisions of Webster's certificate of incorporation and bylaws, and a comparison of those provisions to similar types of provisions in the certificate of incorporation and bylaws of NECB. The discussion is necessarily general and, for provisions contained in Webster's certificate of incorporation and bylaws or in NECB's certificate of incorporation and bylaws, reference should be made to the documents in question. Some of the provisions included in Webster's certificate of incorporation and bylaws may serve to discourage a change in control of Webster even if desired by a majority of shareholders. These provisions are designed to encourage potential acquirers to negotiate directly with the board of directors of Webster and to discourage other takeover attempts.

         DIRECTORS. Some of the provisions of Webster's certificate of incorporation and bylaws will impede changes in majority control of Webster's board of directors. The certificate of incorporation provides that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms. The certificate of incorporation further provides that the size of the board of directors is to be within a 7 to 15 director range. The bylaws currently provide that there are to be 14 directors. The bylaws also provide that:

         o to be eligible for nomination as a director, a nominee must be a resident of the State of Connecticut at the time of his nomination or, if not then a resident, have been previously a resident for at least three years;

         o each director is required to own not less than 100 shares of Webster's common stock; and

         o more than three consecutive absences from regular meetings of the board of directors, unless excused by a board resolution, will automatically constitute a resignation.

Webster's bylaws also contain a provision prohibiting particular contracts and transactions between Webster and its directors and officers and some other entities unless specific procedural requirements are satisfied.

         NECB has one class of directors who are elected to one-year terms or until a successor has been elected or until the director's death, resignation or removal. The bylaws of NECB provide that the number of directors shall be fixed from time to time by resolution of the board of directors but will not be less than three (3) and that all directors are to be stockholders.

         Webster's certificate of incorporation and bylaws provide that a vacancy occurring in the board of directors, including a vacancy created by any increase in the number of directors, is to be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Similarly, NECB's bylaws provide that any vacancy on the board of directors, including any newly created directorships, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, unless otherwise provided by the amended and restated certificate of incorporation or the laws of the State of Delaware.

         Webster's certificate of incorporation provides that a director may be removed only for cause and then only by the affirmative vote of at least two-thirds of the total votes eligible to be voted at a duly constituted meeting of shareholders called for that purpose and that 30 days' written notice must be provided to any director or directors whose removal is to be considered at a shareholders' meeting.

         NECB's directors may be removed with or without cause by a majority of the shares entitled to vote under Delaware law.

         Webster's bylaws impose restrictions on the nomination by shareholders of candidates for election to the board of directors and the proposal by shareholders of business to be acted upon at an annual meeting of shareholders. The certificate of incorporation and bylaws of NECB contain similar provisions.

         CALL OF SPECIAL MEETINGS. Webster's certificate of incorporation provides that a special meeting of shareholders may be called at any time but only by the Chairman, the President or by the board of directors. Shareholders are not authorized to call a special meeting. The bylaws of NECB contain similar provisions.

         SHAREHOLDER ACTION WITHOUT A MEETING. Webster's certificate of incorporation provides that shareholders may act by written consent without a meeting but only if the vote is unanimous. Under Delaware law, NECB shareholders may act without a meeting, with signed consents of the number of shareholders required to approve such action.

         LIMITATION ON LIABILITY OF DIRECTORS AND INDEMNIFICATION. Webster's certificate of incorporation provides that no director shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director other than liability:

         o for any breach of the director's duty of loyalty to the corporation or its shareholders,

         o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

         o for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the Delaware corporation law, or

         o for any transaction from which a director derived an improper personal benefit. The certificate of incorporation of NECB contains similar provisions.

         Webster's bylaws also provide for indemnification of directors, officers, trustees, employees and agents of Webster, and for those serving in those roles with other business organizations or entities, in the event that the person was or is made a party to or is threatened to be made a party to any civil, criminal, administrative, arbitration or investigative action, suit, or proceeding, other than an action by or in the right of Webster, by reason of the fact that the person is or was serving in that kind of capacity for or on behalf of Webster. The bylaws provide that Webster will indemnify any person of this kind against expenses including attorneys' fees, judgments, fines, penalties and amounts paid in settlement if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Webster, and, for any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similarly, the bylaws provide that Webster will indemnify these persons for expenses reasonably incurred and settlements reasonably paid in actions, suits, or proceedings brought by or in the right of Webster, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Webster; provided, however, that no indemnification may be made against expenses for any claim, issue, or matter as to which the person is adjudged to be liable to Webster or against amounts paid in settlement unless and only to the extent that there is a determination made by the appropriate party set forth in Webster's bylaws that the person to be indemnified is, in view of all the circumstances of the case, fairly and reasonably entitled to indemnity for expenses or amounts paid in settlement. In addition, Webster's bylaws permit the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee, or agent of Webster or is acting in this kind of capacity for another business organization or entity at Webster's request, against any liability asserted against the person and incurred in that capacity, or arising out of that status, whether or not Webster would have the power or obligation to indemnify him against that kind of liability under the indemnification provisions of Webster's bylaws.

         The indemnification provisions in NECB's certificate of incorporation and bylaws are less extensive than Webster's. NECB's certificate of incorporation and bylaws which authorize the corporation to indemnify any person who has or is a party or is threatened to be made a party to any action, suit or proceeding in which a person is made a party because of that person's status as a director, officer or employee to the maximum extent permitted by Section 145 of the Delaware corporation law except where the person is finally adjudged to be liable for negligence or misconduct in the performance of their duties.

         CUMULATIVE VOTING. Neither Webster nor NECB stockholders may cumulate voting rights in the election of directors.

         PREEMPTIVE RIGHTS. Both Webster's certificate of incorporation and NECB's amended and restated certificate of incorporation provide that shareholders do not have any preemptive rights regarding the entity's securities.

         NOTICE OF MEETINGS. Webster's bylaws require that notice be given not less than 20 nor more than 50 days prior to each annual or special meeting of shareholders. NECB's bylaws require that notice of an annual or special meeting be given not less than 10 days prior to a meeting. Under Delaware law, NECB is generally not permitted to give such notice more than 60 days before the meeting date.

         QUORUM. Webster's and NECB's bylaws each provide that the holders of one-third of the capital stock issued and outstanding and entitled to vote at a meeting constitutes a quorum.

         GENERAL VOTE. Webster's bylaws provide that any matter brought before a meeting of shareholders will be decided by the affirmative vote of a majority of the votes cast on the matter except as otherwise required by law or Webster's certificate of incorporation or bylaws. NECB's bylaws contain similar provisions.

         RECORD DATE. Webster's bylaws provide that the record date for determination of shareholders entitled to notice of or to vote at a meeting and for other specified purposes may not be less than 10 nor more than 60 days before the date of the meeting or other action. NECB's bylaws provide that the record date may not be less than 10 nor more than 50 days prior to the date of the meeting.

         APPROVALS FOR ACQUISITIONS OF CONTROL AND OFFERS TO ACQUIRE CONTROL. Webster's certificate of incorporation prohibits any person, whether an individual, company or group acting in concert, from acquiring beneficial ownership of 10% or more of Webster's voting stock, unless the acquisition has received the prior approval of at least two-thirds of the outstanding shares of voting stock at a duly called meeting of shareholders held for that purpose and of all required federal regulatory authorities. Also, no person may make an offer to acquire 10% or more of Webster's voting stock without obtaining prior approval of the offer by at least two-thirds of Webster's board of directors or, alternatively, before the offer is made, obtaining approval of the acquisition from the Office of Thrift Supervision. These provisions do not apply to the purchase of shares by underwriters in connection with a public offering or employee stock ownership plan or other employee benefit plan of Webster or any of its subsidiaries, and the provisions remain effective only so long as an insured financial institution is a majority-owned subsidiary of Webster. Shares acquired in excess of these limitations are not entitled to vote or take other shareholder action or be counted in determining the total number of outstanding shares in connection with any matter involving shareholder action. These excess shares are also subject to transfer to a trustee, selected by Webster, for the sale on the open market or otherwise, with the expenses of the trustee to be paid out of the proceeds of the sale. The certificate of incorporation and bylaws of NECB do not contain a similar provision.

         PROCEDURES FOR BUSINEss COMBINATIONS. Webster's certificate of incorporation requires that business combinations between Webster or any majority-owned subsidiary of Webster and a 10% or more shareholder or its affiliates or associates, referred to collectively in this section as the interested shareholder, either be approved by at least 80% of the total number of outstanding shares of voting stock of Webster, or be approved by at least two-thirds of Webster's continuing directors, which means those directors unaffiliated with the interested shareholder and serving before the interested shareholder became an interested shareholder, or meet specified price and procedure requirements that provide for consideration per share generally equal to or greater than that paid by the interested shareholder when it acquired its block of stock. The types of business combinations with an interested shareholder covered by this provision include: any merger, consolidation and share exchange; any sale, lease, exchange, mortgage, pledge or other transfer of assets other than in the usual and regular course of business; an issuance or transfer of equity securities having an aggregate market value in excess of 5% of the aggregate market value of Webster's outstanding shares; the adoption of any plan or proposal of liquidation proposed by or on behalf of an interested shareholder; and any reclassification of securities, recapitalization of Webster or any merger or consolidation of Webster with any of its subsidiaries or any other transaction which has the effect of increasing the proportionate ownership interest of the interested shareholder. Webster's restated certificate of incorporation excludes employee stock purchase plans and other employee benefit plans of Webster and any of its subsidiaries from the definition of interested shareholder. The certificate of incorporation and bylaws of NECB do not contain a similar provision.

         ANTI-GREENMAIL. Webster's certificate of incorporation requires approval by a majority of the outstanding shares of voting stock before Webster may directly or indirectly purchase or otherwise acquire any voting stock beneficially owned by a holder of 5% percent or more of Webster's voting stock, if the holder has owned the shares for less than two years. Any shares beneficially held by the person are required to be excluded in calculating majority shareholder approval. This provision would not apply to a pro rata offer made by Webster to all of its shareholders in compliance with the Securities Exchange Act of 1934 and the rules and regulations under that statute or a purchase of voting stock by Webster if the board of directors has determined that the purchase price per share does not exceed the fair market value of that voting stock. The certificate of incorporation and bylaws of NECB do not contain a similar provision.

         CRITERIA FOR EVALUATING OFFERS. Webster's certificate of incorporation provides that the board of directors, when evaluating any acquisition offers, shall give due consideration to all relevant factors, including, without limitation, the economic effects of acceptance of the offer on depositors, borrowers and employees of its insured institution subsidiaries and on the communities in which its subsidiaries operate or are located, as well as on the ability of its subsidiaries to fulfill the objectives of insured institutions under applicable federal statutes and regulations. The certificate of incorporation and bylaws of NECB do not contain a similar provision.

         AMENDMENT TO CERTIFICATE OF INCORPORATION AND BYLAWS. Amendments to Webster's certificate of incorporation must be approved by at least two-thirds of Webster's board of directors at a duly constituted meeting called for that purpose and also by shareholders by the affirmative vote of at least a majority of the shares entitled to vote thereon at a duly called annual or special meeting; provided, however, that approval by the affirmative vote of at least two-thirds of the shares entitled to vote thereon is required to amend the provisions regarding amendment of the certificate of incorporation, directors, bylaws, approval for acquisitions of control and offers to acquire control, criteria for evaluating offers, the calling of special meetings of shareholders,
greenmail,   and
shareholder action by written consent. In addition, the provisions regarding business combinations may be amended only by the affirmative vote of at least 80% of the shares entitled to vote thereon. Webster's bylaws may be amended by the affirmative vote of at least two-thirds of the board of directors or by shareholders by at least two-thirds of the total votes eligible to be voted, at a duly constituted meeting called for that purpose.

         The voting requirements to amend NECB's certificate of incorporation and bylaws are less stringent. The amended and restated certificate of incorporation of NECB provides that the bylaws may be made, altered, amended or repealed by the board of directors. NECB's bylaws provide that the bylaws may be altered, amended or repealed either by the affirmative vote of the holders of a majority of the stock issued and outstanding and entitled to vote in respect thereof and represented in person or by proxy at any annual or special meeting of the stockholders, or by the board of directors at any regular or special meeting of the board.

APPLICABLE LAW

         The following discussion is a general summary of particular federal statutory and regulatory provisions that may be deemed to have an anti-takeover effect. This discussion is applicable both to Webster and NECB.

         Federal law provides that, subject to some exemptions, no person acting directly or indirectly or through or in concert with one or more other persons may acquire control of an insured institution or holding company of an insured institution, without giving at least 60 days prior written notice providing specified information to the appropriate federal banking agency. In the case of Webster and Webster Bank, the appropriate federal banking agency is the OTS and in the case of NECB and the NECB Subsidiary Banks, the appropriate federal banking agency is the Federal Reserve Board or the FDIC. Control is defined for this purpose as the power, directly or indirectly, to direct the management or policies of an insured institution or to vote 25% or more of any class of voting securities of an insured institution. Control is presumed to exist where the acquiring party has voting control of at least 10% of any class of the institution's voting securities and other conditions are present. The OTS, the FDIC or the Federal Reserve may prohibit the acquisition of control if the agency finds, among other things, that:

         o the acquisition would result in a monopoly or substantially lessen competition;

         o        the  financial   condition  of  the  acquiring   person  might
                  jeopardize the financial stability of the institution; or

         o the competence, experience or integrity of any acquiring person or any of the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by that person.

                       WHERE YOU CAN FIND MORE INFORMATION

         Webster and NECB file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Webster or NECB files with the SEC at the SEC's Public Reference Room at 450 Fifth
Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. Webster can be found on the Internet at http://www.websterbank.com. NECB can be found on the Internet at http://www.necbancorp.com. Webster's common stock is traded on the Nasdaq Stock Market's National Market Tier under the trading symbol WBST. NECB's common stock is traded on the Nasdaq under the trading symbol NECB.

         Webster has filed with the SEC a registration statement on Form S-4 under the Securities Act relating to Webster's common stock to be issued to NECB's shareholders in the merger. As permitted by the rules and regulations of the SEC, this joint proxy statement/prospectus does not contain all the information set forth in the registration statement. You can obtain that additional information from the SEC's principal office in Washington, D.C. or the SEC's Internet site as described above. Statements contained in this joint proxy statement/prospectus or in any document incorporated by reference into this joint proxy statement/prospectus about the contents of any contract or other document are not necessarily complete and, in each instance where the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, with each statement of that kind in this joint proxy statement/prospectus being qualified in all respects by reference to the document.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows Webster and NECB to incorporate by reference information into this joint proxy statement/prospectus, which means that Webster and NECB can disclose important information to you by referring you to another document filed separately with the SEC. The information that Webster and NECB incorporate by reference is considered a part of this joint proxy statement/prospectus, except for any information superseded by information presented in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates important business and financial information about Webster, NECB and their subsidiaries that is not included in or delivered with this document.

WEBSTER DOCUMENTS

         This joint proxy statement/prospectus incorporates by reference the documents listed below that Webster has filed with the SEC:

FILINGS                                              PERIOD OF REPORT OR DATE FILED
- -------                                              ------------------------------
o        Annual Report on Form 10-K                  Year ended December 31, 1998
o        Quarterly Report on Form 10-Q               For the quarter ended March 31, 1999
o        Quarterly Report on Form 10-Q               For the quarter ended June 30, 1999
o        Current Report on Form 8-K                  Filed February 25, 1999
o        Current Report on Form 8-K                  Filed April 9, 1999
o        Current Report on Form 8-K                  Filed May 6, 1999
o        Current Report on Form 8-K                  Filed July 13, 1999
o        For description of Webster common stock
         o        Form 8-A                           Filed December 2, 1986
         o        Current Report on Form 8-K         Filed October 30, 1998
         o        Current Report on Form 8-K         Filed November 25, 1996
         o        Current Report on Form 8-K         Filed February 12, 1996



         THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE TO YOU IF YOU CALL OR WRITE TO: JAMES M. SITRO, VICE PRESIDENT, INVESTOR RELATIONS OF WEBSTER FINANCIAL CORPORATION, WEBSTER PLAZA, WATERBURY, CONNECTICUT 06702, TELEPHONE
(203) 578-2399. IN ORDER TO OBTAIN TIMELY DELIVERY OF DOCUMENTS, YOU SHOULD REQUEST INFORMATION AS SOON AS POSSIBLE, BUT NO LATER THAN OCTOBER 26, 1999.

NECB DOCUMENTS

         This joint proxy statement/prospectus incorporates by reference the documents listed below that NECB has filed with the SEC:

FILINGS                                              PERIOD OF REPORT OR DATE FILED
- -------                                              ------------------------------
o        Annual Report on Form 10-K                  Year ended December 31, 1998
o        Quarterly Report on Form 10-Q               For the quarter ended March 31, 1999
         as amended by Form 10-Q/A
o        Quarterly Report on Form 10-Q               For the quarter ended June 30, 1999
o        For description of NECB common stock
         Form 8-A                                    Filed April 30, 1986
         (Filed by Olde Windsor Bancorp, Inc.)

         THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE TO YOU IF YOU CALL OR WRITE TO: ANSON C. HALL, VICE PRESIDENT AND TREASURER OF NEW ENGLAND COMMUNITY BANCORP, INC., TELEPHONE (860) 683-4610. IN ORDER TO OBTAIN TIMELY DELIVERY OF DOCUMENTS, YOU SHOULD REQUEST INFORMATION AS SOON AS POSSIBLE, BUT NO LATER THAN OCTOBER 26, 1999.

         Webster and NECB incorporate by reference additional documents that either company may file with the SEC between the date of this document and the respective dates of the Webster and the NECB special meetings. These documents include periodic reports, such as annual reports on form 10-K, quarterly reports on form 10-Q and current reports on form 8-K, as well as proxy statements.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We have made forward-looking statements in this document, and in documents that we incorporate by reference. These kinds of statements are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of our operations. When we use words like believes, expects, anticipates or similar expressions, we are making forward-looking statements.

         You should note that many factors, some of which are discussed elsewhere in this document and in the documents that we incorporate by reference, could affect our future financial results and could cause those results to differ materially from those expressed in our forward-looking statements. These factors include the following:

         o        the effect of economic conditions;
         o inability to realize expected cost savings in connection with business combinations and other acquisitions;
         o higher than expected costs related to integration of combined or merged businesses;
         o        deposit attrition; o adverse changes in interest rates;
         o change in any applicable law, rule, regulation or practice with respect to tax or accounting issues or otherwise; and
         o        adverse changes or conditions in capital or financial markets.

         The forward-looking statements are made as of the date of this document, and we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

         No person is authorized to give any information or to make any representation not contained in this document, and, if given or made, that information  or  representation  should  not  be  relied  upon  as  having  been authorized. This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any of Webster's common stock offered by this document, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make that kind of offer or solicitation. Neither the delivery of this document nor any distribution of Webster's common stock offered pursuant to this joint proxy statement/prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of NECB or Webster or the information in this document or the documents or reports incorporated by reference into this document since the date of this document.

                              SHAREHOLDER PROPOSALS

         Any proposal which a NECB shareholder wishes to have included in NECB's proxy statement and form of proxy relating to NECB's 2000 annual meeting of shareholders under Rule 14a-8 of the SEC must be received by NECB at its principal executive offices at 175 Broad Street, P.O. Box 130, Windsor, Connecticut 06095, not less than 60 days nor more than 90 days prior to the date of the meeting, or by April 10, 2000. Nothing in this paragraph shall be deemed to require NECB to include in its proxy statement and form of proxy for such meeting any shareholder proposal which does not meet the requirements of the SEC in effect at the time. If the merger agreement is approved and the merger takes place, NECB will not have an annual meeting of shareholders in 2000. If the merger does not take place, NECB anticipates that its 2000 annual meeting will be held in April 2000.

         Any proposal which a Webster shareholder wishes to have included in Webster's proxy statement and form of proxy relating to Webster's 2000 annual meeting of shareholders under Rule 14a-8 of the SEC must be received by Webster's secretary at Webster Plaza, Waterbury, Connecticut 06702 by November 20, 1999. Nothing in this paragraph shall be deemed to require Webster to include in its proxy statement and form of proxy for such meeting any shareholder proposal which does not meet the requirements of the SEC in effect at the time. Any other proposal for consideration by shareholders at Webster's 2000 annual meeting of shareholders must be delivered to, or mailed to and received by, the secretary of Webster not less that 30 days nor more than 90 days prior to the date of the meeting if Webster gives at least 45 days' notice or prior public disclosure of the meeting date to shareholders.

                                  OTHER MATTERS

         We do not expect that any matters other than those described in this document will be brought before the special meetings. If any other matters are presented, however, it is the intention of the persons named in the Webster or NECB proxy card, to vote proxies in accordance with the determination of a majority of Webster's or NECB's board of directors, as the case may be including, without limitation, a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement or otherwise.

                                     EXPERTS

         The consolidated financial statements of Webster at December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference into this document and in the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, which is incorporated by reference into this document and into the registration statement, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of NECB, incorporated into this document by reference from NECB's Annual Report on Form 10-K for the year ended December 31, 1998 and 1997, have been audited by Shatswell, MacLeod & Company, P.C., independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                         INDEPENDENT PUBLIC ACCOUNTANTS

         Representatives of KPMG LLP will be present at the Webster special meeting, and representatives of Shatswell, MacLeod & Company, P.C. will be present at the NECB special meeting. In each case, such representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                                  LEGAL MATTERS

         The validity of Webster's common stock to be issued in the merger has been passed upon by Hogan & Hartson L.L.P., Washington, D.C. Day, Berry and Howard LLP and Wachtell, Lipton, Rosen & Katz will be passing upon certain tax matters in connection with the merger.

                              FINANCIAL INFORMATION

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

         The following unaudited pro forma condensed combined financial information and explanatory notes are presented to show the impact on the historical financial positions and results of operations of Webster and NECB of the merger under the "pooling of interests" method of accounting. The unaudited pro forma condensed combined financial information combines the historical financial information of Webster and NECB as of June 30, 1999 and for the six months ended June 30, 1999 and 1998 and for the year ended December 31, 1998. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger occurred at the beginning of each period covered by such statements of income. The pro forma condensed combined statement of condition assumes the merger was consummated on June 30, 1999.

         The pro forma condensed combined financial information as of June 30, 1999 and for the six months ended June 30, 1999 and 1998 and the year ended December 31, 1998, is based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of Webster, which are incorporated by reference herein, and the historical consolidated financial statements and the related notes thereto of NECB, which we incorporate into this document by reference. See "Where You Can Find More Information."

         The pro forma condensed combined financial statements do not give effect to the anticipated cost savings or potential revenue enhancements in connection with the merger. The pro forma data is presented for comparative purposes only and is not necessarily indicative of the future financial position or results of operations of the combined company or of the combined financial position or the results of operations that would have been realized had the merger been consummated during the periods or as of the dates for which the pro forma data are presented.

                    PRO FORMA COMBINED STATEMENT OF CONDITION
                                  JUNE 30, 1999
                                   (UNAUDITED)

                                                       WEBSTER          NECB           PRO FORMA         PRO FORMA
                                                    (HISTORICAL)    (HISTORICAL)      ADJUSTMENTS        COMBINED
                                                    ------------    ------------      -----------        --------
                                                                             (IN THOUSANDS)
ASSETS

Cash and Due from Depository Institutions......      $   161,332    $    33,040     $                   $   194,372
Interest-bearing Deposits......................            6,658          7,803                              14,461
Securities:

  Trading, at Fair Value.......................           70,561             --                              70,561
  Available for Sale, at Fair Value............        2,693,847        212,663          (2,321)(a)       2,904,189
  Held to Maturity.............................          346,826          4,122                             350,948
Loans Receivable, Net..........................        5,278,808        514,907                           5,793,715
Accrued Interest Receivable....................           55,883          5,560                              61,443
Premises and Equipment, Net....................           85,883         13,454          (1,250)(c)          98,087
Foreclosed Properties, Net.....................            3,939          1,641                               5,580
Intangible Assets..............................          139,338          4,651                             143,989
Cash Surrender Value of Life Insurance.........          144,788             --                             144,788
Prepaid Expenses and Other Assets..............           69,127         10,557             165(b)           79,849
                                                     -----------    -----------     -----------         -----------

Total Assets...................................      $ 9,056,990    $   808,398     $    (3,406)        $ 9,861,982
                                                     ===========    ===========     ============        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

  Deposits.....................................      $ 5,719,866    $   640,721     $                   $ 6,360,587
  Federal Home Loan Bank Advances..............        1,394,404         49,290                           1,443,694
  Other Borrowings.............................        1,082,045         42,750                           1,124,795
  Advanced Payments by Borrowers for Taxes
   and Insurance...............................           10,976          3,063                              14,039
  Accrued Expenses and Other Liabilities.......           84,684          2,982           7,750(c)           95,416
                                                     -----------    -----------     -----------         -----------
  Total Liabilities............................        8,291,975        738,806           7,750           9,038,531
                                                     -----------    -----------    ------------         -----------
  Corporation-Obligated Mandatorily Redeemable
   Capital Securities of Subsidiary Trusts.....          150,000             --              --             150,000
                                                     -----------    -----------    ------------         -----------
  Preferred Stock of Subsidiary Corporation....           49,577             --              --              49,577
                                                     -----------    -----------    ------------         -----------

SHAREHOLDERS' EQUITY:
  Common Stock.................................              385            704            (632)(d)             457
  Paid In Capital..............................          254,102         61,921          (3,957)(a)(b)(d)   312,066
  Retained Earnings............................          351,352         11,869          (9,000)(c)         354,221
  Less Treasury Stock at Cost..................          (13,286)        (2,681)          2,681(d)          (13,286)
  Accumulated Other Comprehensive Loss.........          (25,987)        (2,221)           (248)(a)         (28,456)
  Less Employee Stock Ownership Plan Shares
   Purchased with Debt.........................           (1,128)            --                  --          (1,128)
                                                     ------------   -----------     ----------------    ------------

  Total Shareholders' Equity...................          565,438         69,592          (11,156)           623,874
                                                     -----------    -----------     -------------       -----------

  Total Liabilities And Shareholders' Equity...      $ 9,056,990    $   808,398     $     (3,406)       $ 9,861,982
                                                     ===========    ===========     =============       ===========


         The pro forma combined  statement of condition has not been adjusted to
reflect  any  of  the  improvements  in  operating   efficiencies  that  Webster
anticipates may occur in the future due to the merger.

       See accompanying notes to pro forma combined financial statements.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                   (UNAUDITED)

                                                                     WEBSTER             NECB           PRO FORMA
                                                                    (HISTORICAL)      (HISTORICAL)       COMBINED
                                                                    ------------      ------------       --------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME:
  Loans ......................................................      $   188,894       $    22,150       $   211,044
  Securities and Interest-bearing Deposits....................          102,528             6,267           108,795
                                                                    -----------       -----------       -----------
   Total Interest Income......................................          291,422            28,417           319,839
                                                                    -----------       -----------       -----------
INTEREST EXPENSE:
  Deposits....................................................           95,486             8,175           103,661
  Borrowings..................................................           65,261             1,790            67,051
                                                                    -----------       -----------       -----------
   Total Interest Expense.....................................          160,747             9,965           170,712
                                                                    -----------       -----------       -----------
   Net Interest Income........................................          130,675            18,452           149,127
Provision for Loan Losses.....................................            4,100               333             4,433
                                                                    -----------       -----------       -----------
  Net Interest Income After Provision for Loan Losses.........          126,575            18,119           144,694
                                                                    -----------       -----------       -----------
NONINTEREST INCOME:
  Fees and Service Charges....................................           26,943             1,950            28,893
  Gain on Sale of Loans and Loan Servicing, Net...............            1,439             1,915             3,354
  Gain on Sale of Securities, Net.............................            3,419               499             3,918
  Other Noninterest Income....................................            7,856               125             7,981
                                                                    -----------       -----------       -----------
   Total Noninterest Income...................................           39,657             4,489            44,146
                                                                    -----------       -----------       -----------
NONINTEREST EXPENSES:
  Salaries and Employee Benefits..............................           42,396             7,838            50,234
  Occupancy Expense of Premises...............................            8,771             1,479            10,250
  Furniture and Equipment Expenses............................            9,481             1,027            10,508
  Marketing Expenses..........................................            4,350               353             4,703
  Foreclosed Property Expenses and Provisions, Net............               10               146               156
  Intangibles Amortization....................................            5,610               235             5,845
  Capital Securities Expenses.................................            7,323                --             7,323
  Dividends on Preferred Stock of Subsidiary Corporation......            2,000                --             2,000
  Acquisition-related Expenses................................               --             1,353             1,353
  Other Operating Expenses....................................           18,142             3,404            21,546
                                                                    -----------       -----------       -----------
   Total Noninterest Expenses.................................           98,083            15,835           113,918
                                                                    -----------       -----------       -----------
Income before Income Taxes....................................           68,149             6,773            74,922
Income Taxes..................................................           23,171             2,428            25,599
                                                                    -----------       -----------       -----------
NET INCOME....................................................      $    44,978       $     4,345       $    49,323
                                                                    ===========       ===========       ===========
NET INCOME PER COMMON SHARE:
  Basic.......................................................      $       1.23      $       0.62      $       1.13(e)
                                                                    ============      ============      ============
  Diluted.....................................................      $       1.20      $       0.61      $       1.11(e)
                                                                    ============      ============      ============


         The pro forma  combined  statement  of income has not been  adjusted to
reflect  any  of  the  improvements  in  operating   efficiencies  that  Webster
anticipates may occur in the future due to the merger.

       See accompanying notes to pro forma combined financial statements.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (UNAUDITED)

                                                                      WEBSTER             NECB           PRO FORMA
                                                                    (HISTORICAL)      (HISTORICAL)       COMBINED
                                                                    ------------      ------------       --------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME:

  Loans ......................................................      $   382,906       $    47,730       $   430,636
  Securities and Interest-bearing Deposits....................          239,547            12,054           251,601
                                                                    -----------       -----------       -----------
   Total Interest Income......................................          622,453            59,784           682,237
                                                                    -----------       -----------       -----------
INTEREST EXPENSE:
  Deposits....................................................          221,288            19,893           241,181
  Borrowings..................................................          155,730             2,715           158,445
                                                                    -----------       -----------       -----------
   Total Interest Expense.....................................          377,018            22,608           399,626
                                                                    -----------       -----------       -----------
   Net Interest Income........................................          245,435            37,176           282,611
Provision for Loan Losses.....................................            6,800             1,303             8,103
                                                                    -----------       -----------       -----------
  Net Interest Income After Provision for Loan Losses.........          238,635            35,873           274,508
                                                                    -----------       -----------       -----------
NONINTEREST INCOME:
  Fees and Service Charges....................................           43,181             3,693            46,874
  Gain on Sale of Loans and Loan Servicing, Net...............            3,290             2,840             6,130
  Gain on Sale of Securities, Net.............................           15,351             1,664            17,015
  Other Noninterest Income....................................           12,341               278            12,619
                                                                    -----------       -----------       -----------
   Total Noninterest Income...................................           74,163             8,475            82,638
                                                                    -----------       -----------       -----------
NONINTEREST EXPENSES:
  Salaries and Employee Benefits..............................           76,861            15,645            92,506
  Occupancy Expense of Premises...............................           16,295             2,773            19,068
  Furniture and Equipment Expenses............................           17,363             1,972            19,335
  Marketing Expenses..........................................            6,604               801             7,405
  Foreclosed Property Expenses and Provisions, Net............              576                27               603
  Intangibles Amortization....................................            9,642               391            10,033
  Capital Securities Expense..................................           14,708                --            14,708
  Dividends on Preferred Stock of Subsidiary Corporation......            4,151                --             4,151
  Acquisition-related Expenses................................           17,400             3,593            20,993
  Other Operating Expenses....................................           34,189             6,442            40,631
                                                                    -----------       -----------       -----------
   Total Noninterest Expenses.................................          197,789            31,644           229,433
                                                                    -----------       -----------       -----------
Income before Income Taxes....................................          115,009            12,704           127,713
Income Taxes..................................................           44,544             5,150            49,694
                                                                    -----------       -----------       -----------
NET INCOME....................................................      $    70,465       $     7,554       $    78,019
                                                                    ===========       ===========       ===========
NET INCOME PER COMMON SHARE:
  Basic.......................................................      $       1.86      $       1.07      $       1.74(e)
                                                                    ============      ============      ============  -
  Diluted.....................................................      $       1.83      $       1.05      $       1.70(e)
                                                                    ============      ============      ============

         The pro forma  combined  statement  of income has not been  adjusted to
reflect  any  of  the  improvements  in  operating   efficiencies  that  Webster
anticipates may occur in the future due to the merger.

       See accompanying notes to pro forma combined financial statements.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                                   (UNAUDITED)

                                                                      WEBSTER             NECB           PRO FORMA
                                                                    (HISTORICAL)      (HISTORICAL)       COMBINED
                                                                    ------------      ------------       --------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME:
  Loans ......................................................      $   192,893       $    24,198       $   217,091
  Securities and Interest-bearing Deposits....................          125,934             5,923           131,857
                                                                    -----------       -----------       -----------
   Total Interest Income......................................          318,827            30,121           348,948
                                                                    -----------       -----------       -----------
INTEREST EXPENSE:
  Deposits....................................................          113,693            10,291           123,984
  Borrowings..................................................           82,086             1,229            83,315
                                                                    -----------       -----------       -----------
   Total Interest Expense.....................................          195,779            11,520           207,299
                                                                    -----------       -----------       -----------
   Net Interest Income........................................          123,048            18,601           141,649
Provision for Loan Losses.....................................            3,800               805             4,605
                                                                    -----------       -----------       -----------
  Net Interest Income After Provision for Loan Losses.........          119,248            17,796           137,044
                                                                    -----------       -----------       -----------
NONINTEREST INCOME:
  Fees and Service Charges....................................           19,065             1,813            20,878
  Gain on Sale of Loans and Loan Servicing, Net...............            2,565               873             3,438
  Gain on Sale of Securities, Net.............................           10,126             1,417            11,543
  Other Noninterest Income....................................            5,380               165             5,545
                                                                    -----------       -----------       -----------
   Total Noninterest Income...................................           37,136             4,268            41,404
                                                                    -----------       -----------       -----------
NONINTEREST EXPENSES:
  Salaries and Employee Benefits..............................           38,756             7,807            46,563
  Occupancy Expense of Premises...............................            7,767             1,411             9,178
  Furniture and Equipment Expenses............................            8,638               987             9,625
  Marketing Expenses..........................................            4,029               452             4,481
  Foreclosed Property Expenses and Provisions, Net............              559              (114)              445
  Intangibles Amortization....................................            4,662               195             4,857
  Capital Securities Expense..................................            7,354                --             7,354
  Dividends on Preferred Stock of Subsidiary Corporation......            2,076                --             2,076
  Acquisition-related Expenses................................           17,400               190            17,590
  Other Operating Expenses....................................           17,070             3,300            20,370
                                                                    -----------       -----------       -----------
   Total Noninterest Expenses.................................          108,311            14,228           122,539
                                                                    -----------       -----------       -----------
Income before Income Taxes....................................           48,073             7,836            55,909
Income Taxes..................................................           18,952             3,211            22,163
                                                                    -----------       -----------       -----------
NET INCOME....................................................      $    29,121       $     4,625       $    33,746
                                                                    ===========       ===========       ===========
NET INCOME PER COMMON SHARE:
  Basic.......................................................      $      0.77      $       0.66      $       0.75(e)
                                                                    ===========      ============      ============
  Diluted.....................................................      $      0.75      $       0.64      $       0.73(e)
                                                                    ===========      ============      ============

         The pro forma  combined  statement  of income has not been  adjusted to
reflect  any  of  the  improvements  in  operating   efficiencies  that  Webster
anticipates may occur in the future due to the merger.

       See accompanying notes to pro forma combined financial statements.

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

         (a) Represents the conversion to treasury stock and subsequent retirement of NECB common stock owned by Webster.
         (b) Represents the reversal of the tax effect of the gain on NECB common stock currently owned by Webster.
         (c) Represents the estimated merger costs that will be incurred by Webster and NECB. These costs are not reflected in the pro forma combined statements of income since these items do not have a continuing impact on Webster. The following table summarizes the financial impact of the additional accruals as reflected in the pro forma combined statement of financial condition (in thousands):

                      Acquisition-related expenses:
                      Transaction costs (including investment bankers,
                            attorneys and accountants)..........................  $1,900

                      Compensation (severance and related costs)................   5,650
                      Writedown of fixed assets in preparation of sale..........   1,250
                      Conversion and miscellaneous expenses.....................   3,800
                      Total acquisition-related expenses........................  10,700
                      Total pre-tax adjustments.................................  12,600
                      Income tax effect.........................................  (3,600)
                      Net after-tax adjustments.................................$  9,000

         The above estimated acquisition-related expenses that will be incurred by Webster and NECB include only those expenses that are estimated to be incurred as a result of the acquisition. Compensation costs include estimated severance to NECB employees and other related expenses as a result of merging administrative staff and consolidating overlapping branch locations. The writedown of fixed assets represents the estimated loss on the sale of fixed assets due to consolidated of overlapping branch locations.

         (d) Represents the issuance of Webster's common stock at the aggregate $0.01 per share par value and the elimination of shares of NECB treasury stock and the net effect on paid in capital.

         (e) Pro forma combined Webster and NECB net income per common share data have been determined based upon the combined historical net income of Webster and NECB and the combined historical weighted average common equivalent shares of Webster and NECB. For the purposes of this determination, the historical weighted average common shares outstanding of NECB was multiplied by 1.06, the exchange ratio. See "The Merger - Exchange Ratio."

               AMENDMENT TO WEBSTER'S CERTIFICATE OF INCORPORATION

         Webster stockholders will also vote on the certificate amendment at the Webster special meeting. Approval of the certificate amendment by Webster shareholders is not a condition to Webster's or NECB's obligation to consummate the merger.

         Article 4 of Webster's certificate of incorporation presently provides that the total number of all shares of all classes of stock which Webster has the authority to issue is 53,000,000 shares, consisting of 50,000,000 shares of common stock and 3,000,000 shares of preferred stock, par value $0.01 per share. The proposed amendment to Article 4 of the certificate of incorporation is to increase the number of authorized shares of common stock from 50,000,000 to 200,000,000. This increase will be effected by amending the first sentence of
Article 4 of the certificate of incorporation to read as follows:

                  "The total number of shares of all classes of the capital stock which the Corporation has authority to issue is two hundred three million (203,000,000), of which two hundred million (200,000,000) shall be common stock, par value $.01 per share, amounting in the aggregate to two million dollars ($2,000,000), and three million (3,000,000) shall be serial preferred stock, par value $.01 per share, amounting in the aggregate to thirty thousand dollars ($30,000)."

         Of the 50,000,000 presently authorized shares of common stock, 38,117,759 shares were issued and outstanding on September 24, 1999, and there were options outstanding to purchase 2,208,214 shares of Webster's common stock. An additional 7,255,265 shares are expected to be newly issued in connection with the merger and options for an additional 500,208 shares will be issued to individuals who now hold options to buy NECB common stock issued by NECB. Accordingly, at September 24, 1999, and giving effect to the merger, only 1,918,554 shares of authorized but not outstanding and unreserved shares of common stock remained available for future issuance. At September 24, 1999, no shares of Webster preferred stock were outstanding. Since the number of authorized and unissued shares of Webster's common stock is already limited, if the merger is consummated, substantially all of Webster's authorized shares will have been issued or reserved for issuance.

         The board of directors believes that the lack of authorized common stock available for future issuance would unnecessarily limit Webster's ability to pursue opportunities for future financings, acquisitions, mergers and other transactions. Webster would also be limited in its ability to effectuate future stock splits or stock dividends. The board of directors believes the increase in the authorized shares is necessary to provide Webster with the flexibility to act in the future without the delay and expense incidental to obtaining shareholder approval each time an opportunity requiring the issuance of shares may arise.

         Other than with respect to the NECB transaction and currently outstanding options issued by Webster to its directors and employees, as of the date of this document and the stock plans under which those Webster options have been issued, Webster has no plans or commitments that would involve the issuance of the additional shares of common stock. The increase in the authorized shares of Webster's common stock will allow the Webster board of directors to consider and, if in the best interests of Webster shareholders, take advantage of merger or acquisition opportunities. As part of its business strategy, Webster continually considers potential strategic business combination and other acquisition opportunities, and it is the policy of Webster not to comment on such matters publicly until a definitive agreement has been reached regarding a particular transaction. In addition, the discretion vested in the Webster board of directors to authorize the issuance and sale of authorized but unissued shares of Webster's common stock could, under some circumstances, be used to discourage certain potential business combinations that some Webster shareholders may believe to be in the best interests of Webster shareholders and make more difficult management changes that may occur if a potential business combination were successful, although Webster has no current intention to issue shares of Webster's common stock for such purpose.

         In general, the authorized but unissued shares of Webster's common stock may be issued by the board of directors without a future shareholder vote. Under applicable provisions of Delaware law and the Nasdaq rules, however, issuances of additional shares of common stock, in transactions where Webster may be issuing shares of common stock and securities convertible into common stock exceeding 20% of the shares of common stock outstanding immediately prior to such merger, will require the approval of the Webster shareholders.

         The authorization of additional shares of common stock under this proposal will have no dilutive effect upon the proportionate voting power of the present shareholders of Webster. However, to the extent that shares are subsequently issued to persons other than the present stockholders and/or in proportions other than the proportion that presently exists, such issuance could have a substantial dilutive effect on present shareholders with respect to voting rights, book value of their stock and earnings per share.

         THE WEBSTER BOARD RECOMMENDS THAT WEBSTER SHAREHOLDERS VOTE FOR THE CERTIFICATE AMENDMENT. The affirmative vote of the holders of a majority of the shares of Webster's common stock entitled to vote on this matter and present in person or by proxy, at the special meeting, as long as a quorum is present.

                                                                      Appendix A


                            A.G. EDWARDS & SONS, INC.
                               Investment Banking
                               One North Jefferson
                            St. Louis, Missouri 63103

September 27, 1999

Board of Directors
New England Community Bancorp, Inc.
Old Windsor Mall
Windsor, CT  06095

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders (the "Stockholders") of the outstanding shares of common stock of New England Community Bancorp ("New England") of the Merger Consideration (as defined below) to be received in the proposed merger (the "Merger") of New England with and into Webster Financial Corporation ("Webster") pursuant to an Agreement and Plan of Merger dated June 30, 1999 (the "Agreement").

Pursuant to the Agreement, each share of the common stock of New England will be converted into 1.06 shares of Webster common stock, and cash in lieu of fractional shares (the "Merger Consideration").

A.G. Edwards & Sons, Inc. ("Edwards"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with New England through our engagement with the Board of Directors with respect to the Merger. As part of our engagement for this transaction, we will receive a fee for rendering our fairness opinion. We will also receive a fee at the closing of the Merger equal to a percentage of the total Merger Consideration received by the Stockholders. We are not aware of any present or contemplated relationship between A.G. Edwards, New England, or New England's directors and officers or the Stockholders, or Webster, its directors, officers or stockholders, which, in our opinion, would affect our ability to render a fair and independent opinion in this matter.

In connection with this opinion, we have, among other things:

         (i)      reviewed the Agreement and related documents;

         (ii) reviewed expressions of interest for New England by other potential bidders with the New England Board of Directors;

         (iii) held discussions with management of New England and Webster regarding the nature and extent of the terms of the Merger;

         (iv) reviewed publicly available information regarding New England and Webster which we deemed relevant, including New England's and Webster's annual and quarterly reports, proxy statements and other relevant filings with the Securities and Exchange Commission through the fiscal period ended March 31, 1999, as well as research reports and analyst opinions;

         (v)      reviewed  financial  projections  for New  England  for fiscal
                  years  1999  through   2003  as  provided  by  New   England's
                  management;

         (vi) investigated certain other internal operating and financial information regarding New England and Webster supplied to us by the management of New England and Webster, respectively, concerning the business, operations and financial prospects of New England and Webster, individually and as combined entities;

         (vii) reviewed the industry and market segments in which New England and Webster each operate;

         (viii) reviewed the reported price and trading activity for the common stocks of New England and Webster;

         (ix) reviewed publicly available information concerning certain other companies that we believe to be relevant in evaluating New England and Webster and the trading of their respective securities;

         (x) reviewed information relating to the nature and financial terms of certain other mergers or acquisitions that we consider relevant in evaluating the Merger; and

         (xi) assessed such other information that we consider relevant to our analysis.

In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information publicly available or that was supplied or otherwise made available to us by New England and Webster. We have not been engaged to, and therefore we have not, verified the accuracy or completeness of any such information. We have been informed and assumed that the financial projections supplied to, discussed with or otherwise made available to us reflect the best currently available estimates and judgments of the managements of New England and Webster, in each case on a stand-alone basis and after giving effect to the Merger, including, without limitation, the projected cost savings and operating synergies resulting from the Merger as projected by the management of Webster. We have not independently verified such information or assumptions, nor do we express any opinion with respect thereto.

We have not conducted a physical inspection of any of the properties or facilities of New England or Webster or analyzed any loan or asset documentation, nor have we made, obtained or reviewed any independent evaluation or appraisals of any such properties or facilities or of any loans, investments or financial assets and liabilities. Furthermore, we are not experts in the evaluation of allowances for loan losses and we have not made an independent evaluation of the adequacy of the allowances for loan losses of New England or Webster or reviewed the loan portfolios of New England or Webster beyond what was required to conduct our due diligence review of the Merger. We have relied upon the assurances of the management of New England and Webster that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.

In performing our analysis, we made numerous assumptions with respect to the industry and markets in which New England and Webster operate, general business and economic conditions and government regulations, each of which are beyond the control of New England or Webster. The analysis we performed is not necessarily indicative of actual values or actual future results that may be significantly more or less favorable than suggested by such analysis. We do not express any opinion as to what the value of the Webster common stock will be when issued to the Stockholders pursuant to the Merger, or the price at which Webster common stock will trade subsequent to the Merger.

In rendering our opinion, we have assumed that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. Generally Accepted Accounting Principles and that the Merger will be consummated on the terms contained in the Agreement, without any waiver of any material terms or conditions by New England or Webster.

This letter is for the information of the New England Board of Directors and does not constitute a recommendation as to how any Stockholder should vote with respect to the Merger. This opinion may not be summarized, excerpted from or otherwise publicly referred to without our prior written consent, except that this opinion may be included in its entirety in any proxy materials distributed to the Stockholders regarding the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received, pursuant to the Agreement is fair, from a financial point of view, to the New England Stockholders.

                                        Very truly yours,

                                        A.G. Edwards & Sons, Inc.

                                        By:/s/ John H. Howland

                                        John H. Howland
                                                Vice President
                                                -  Investment Banking

                                                                      APPENDIX B



                       HAS ASSOCIATES, INC.
                  76 Northeastern Blvd. Suite 34           P.O. Box 84
                        Nashua, N.H. 03062               Boston, MA 02171


September 27, 1999



Board of Directors
New England Community Bancorp, Inc.
176 Broad Street
Windsor, CT  06095

Members of the Board:

     You have requested our opinion as to the fairness to the stockholders of New England Community Bancorp, Inc., Windsor, Connecticut ("NECB"), from a financial point of view, of the terms of the Agreement and Plan of Merger ("the Merger") by and between NECB and Webster Financial Corporation ("Webster"), a Connecticut corporation. Shareholders of NECB who do not exercise their right to dissent will receive the per share merger consideration which will be payable in common stock of Webster. The exchange ratio will be 1.05 shares of Webster common stock for each share of NECB common stock.

     In connection with its opinion, HAS, among other things: (1) reviewed NECB' Annual Reports and related audited financial information for the three fiscal years ended December 31, 1998; (2) reviewed Webster's Annual Reports and related audited financial information for the three fiscal years ended December 31, 1998; (3) reviewed certain limited financial information relating to the respective businesses, earnings, assets and prospects of NECB and Webster furnished to HAS by senior management of NECB and Webster as well as projected cost savings and related expenses expected to result from the Merger furnished to it by senior management of NECB and Webster; (4) conducted certain limited discussions with members of senior management of NECB and Webster concerning the respective businesses, financial condition, earnings, assets, liabilities, operations, regulatory condition, contingencies and prospects of NECB and Webster and their respective views as to the future financial performance of NECB, Webster and the Combined Company, as the case may be, following the Merger; (5) reviewed the historical market prices and trading activity for NECB and Webster Common Stock and compared them with that of certain publicly traded companies which HAS deemed to be relevant; (6) compared the respective results of operations of NECB and Webster with those of certain companies which HAS deemed to be relevant; (7) compared the proposed financial terms of the Merger contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which HAS deemed to be relevant; (8) reviewed the amount and timing of the expected savings following the Merger as prepared, and discussed with it; (9) considered, based upon information provided by Webster's senior management, the pro forma impact of the Merger on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of Webster; (10) reviewed the most recent Agreement; and
(11) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as HAS deemed necessary.

     In conducting its review and arriving at its opinion, HAS relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and HAS did not attempt to verify such information independently or undertake an independent appraisal of the assets and liabilities of NECB. HAS relied upon the accuracy and opinion of the audit reports prepared by the Bank's independent accountants. HAS assumes no responsibility for the accuracy and completeness of the financial and other information relied upon.

     We have acted as financial advisor to the Board of NECB in connection with the Merger and will receive a fee for this service.

     In reliance upon and subject to the foregoing, it is our opinion that, as of September 27, 1999, the per share merger consideration to be received by the shareholders of NECB and the financial terms of the Merger were, and as of the date hereof, such terms are, fair, from a financial point of view, to the current shareholders of NECB.

     This letter is furnished to you in connection with the Merger and we consent to its inclusion in the Registration Statement and proxy solicitation material.

Sincerely,

/s/ HAS Associates Inc.
HAS Associates, Inc.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Reference is made to the provisions of Article 6 of Webster's certificate of incorporation, and the provisions of Article IX of the Webster's bylaws, as amended.

         Webster is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law"). Section 145 of the Delaware Corporation Law provides for the indemnification, under certain circumstances, of persons who are or were directors, officers, employees or agents of Webster, or are or were serving at the request of Webster in such a capacity with another business organization or entity, against expenses, judgments, fines and amounts paid in settlement in actions, suits or proceedings, whether civil, criminal, administrative, or investigative, brought or threatened against or involving such persons because of such person's service in any such capacity. In the case of actions brought by or in the right of Webster, Section 145 provides for indemnification only of expenses, and only upon a determination by the Court of Chancery or the court in which such action or suit was brought that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

         Webster's bylaws provide for indemnification of directors, officers, trustees, employees and agents of Webster, and for those serving in such roles with other business organizations or entities, in the event that such person was or is made a party to (or is threatened to be made a party to) any civil, criminal, administrative, arbitration or investigative action, suit, or proceeding (other than an action by or in the right of Webster) by reason of the fact that such person is or was serving in such a capacity for or on behalf of Webster. Webster will indemnify any such person against expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Webster, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similarly, Webster shall indemnify such persons for expenses reasonably incurred and settlements reasonably paid in actions, suits, or proceedings brought by or in the right of Webster, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Webster; provided, however, that no indemnification shall be made against expenses in respect of any claim, issue, or matter as to which such person is adjudged to be liable to Webster or against amounts paid in settlement unless and only to the extent that there is a determination made by the appropriate party set forth in the bylaws that the person to be indemnified is, in view of all the circumstances of the case, fairly and reasonably entitled to indemnity for such expenses or amounts paid in settlement. In addition, Webster may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee, or agent of Webster or is acting in such capacity for another business organization or entity at Webster's request, against any liability asserted against such person and incurred in such capacity, or arising out of such person's status as such, whether or not Webster would have the power or obligation to indemnify him against such liability under the provisions of Article IX of Webster's bylaws.

         Article 6 of Webster's restated certificate of incorporation provides that no director will be personally liable to Webster or its shareholders for monetary damages for breach of fiduciary duty as a director other than liability for any breach of such director's duty of loyalty to Webster or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the Delaware Corporation Law, or for any transaction from which the director derived an improper personal benefit.

         The foregoing indemnity and insurance provisions have the effect of reducing directors' and officers' exposure to personal liability for actions taken in connection with their respective positions.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Webster pursuant to the foregoing provisions, or otherwise, Webster has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Webster of expenses incurred or paid by a director, officer or controlling person of Webster in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Webster will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)      EXHIBITS.

   Exhibit
     No.                                    Exhibit
   -------                                  -------


     2.1 Agreement and Plan of Merger, dated as of June 29, 1999, by and between Webster Financial Corporation ("Webster") and New England Community Bancorp, Inc. ("NECB").

     2.2 Stock Option Agreement, dated as of June 29, 199, between NECB and Webster.

     5 Opinion of Hogan & Hartson L.L.P. as to the validity of the securities registered hereunder, including the consent of that firm.

     8.1 Opinion of Day, Berry and Howard LLP as to certain tax matters, including the consent of that firm.

     8.2 Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters, including the consent of that firm.

     10.1 Executive Retention Agreement, dated as of June 29, 1999 by and between NECB and David A. Lentini, amending provisions of the Executive Retention Agreement, dated as of October 16, 1997 (filed as Exhibit 10(g) to NECB's Annual Report on Form 10-K filed with the SEC on March 31, 1998 and incorporated by reference in this document).

     10.2 Executive Retention Agreement, dated as of June 29, 1999 by and between NECB and Frank A. Falvo, amending provisions of the Executive Retention Agreement, dated as of October 16, 1997 (filed as Exhibit 10(j) to NECB's Annual Report on Form 10-K filed with the SEC on March 31, 1998 and incorporated by reference in this document).

     10.3 Executive Retention Agreement, dated as of June 29, 1999 by and between NECB and Donat A. Fournier, amending provisions of the Executive Retention Agreement, dated as of October 16, 1997 (filed as Exhibit 10(h) to NECB's Annual Report on Form 10-K filed with the SEC on March 31, 1998 and incorporated by reference in this document).

     10.4 Executive Retention Agreement, dated as of June 29, 1999 by and between NECB and Anson C. Hall, amending provisions of the Executive Retention Agreement, dated as of October 16, 1997(filed as Exhibit 10(I) to NECB's Annual Report on Form 10-K filed with the SEC on March 31, 1998 and incorporated by reference in this document).

     10.5 Non-Compete Agreement, dated as of June 29, 1999, by and between David A. Lentini and Webster Financial Corporation.

     10.6 Non-Compete Agreement, dated as of June 29, 1999, by and between Frank A. Falvo and Webster Financial Corporation.

     10.7 Non-Compete Agreement, dated as of June 29, 1999, by and between Donat A. Fournier and Webster Financial Corporation.

     10.8 Non-Compete Agreement, dated as of June 29, 1999, by and between Anson C. Hall and Webster Financial Corporation.

     23.1     Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5).

     23.2     Consent of Day,  Berry and Howard LLP (included as part of Exhibit
              8).

     23.3     Consent of  Wachtell,  Lipton,  Rosen & Katz  (included as part of
              Exhibit 8).

     23.4     Consent of KPMG LLP.

     23.5     Consent of Shatswell, MacLeod & Company, P.C.

     23.6     Consent of A.G. Edwards, Inc.

     23.7     Consent of HAS Associates, Inc.

     24       Power of attorney (included on signature page).

     99.1     Form of Webster proxy card.

     99.2     Form of NECB proxy card

- ---------------

(B) Not required.

(C) See Appendix A and Appendix B to the Proxy Statement/Prospectus.

ITEM 22. UNDERTAKINGS.

          (a)  Webster hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or
                         any   material  change  to  such   information  in the
                         registration statement.

                (2) That, for the purpose of determining any liability under the
                    Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (3) To remove  from  registration  by means of a  post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Webster hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Webster's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Webster hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), Webster undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (d) Webster undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (e) The undertaking concerning indemnification is included as part of the response to Item 20.

         (f) Webster hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (g) Webster hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterbury, State of Connecticut, on September 28, 1999.

                                     WEBSTER FINANCIAL CORPORATION


                                     By:  /s/ James C. Smith
                                          ------------------------------------
                                          James C. Smith
                                          Chairman and Chief Executive Officer

          Each person whose signature appears below James C. Smith or John V. Brennan, jointly and severally, each in his own capacity, as true and lawful attorneys-in-fact, with full power or substitution in such person's name, place and stead, in any and all capacities to sign any amendments to this Registration Statement on Form S-4 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 23, 1999.

         Name:                                      Title:

/s/ James C. Smith                     Chairman and Chief Executive Officer
- ------------------------------           (Principal Executive Officer)
James C. Smith



/s/ John v. Brennan                    Executive Vice President, Chief Financial
- ------------------------------           Officer and Treasurer
John V. Brennan                          (Principal Financial Officer and
                                          Principal Accounting Officer)


/s/ Richard H. Alden                   Director
- ------------------------------
Richard H. Alden



/s/ Achille A. Apicella                Director
- ------------------------------
Achille A. Apicella



/s/ Joel S. Becker                    Director
- ------------------------------
Joel S. Becker



/s/ O. Joseph Bizzozero, Jr.          Director
- ------------------------------
O. Joseph Bizzozero, Jr.

/s/ George T. Carpenter               Director
- ------------------------------
George T. Carpenter



/s/ John J. Crawford                  Director
- ------------------------------
John J. Crawford



/s/ Harry P. DiAdamo, Jr.             Director
- ------------------------------
Harry P. DiAdamo, Jr.



/s/ Robert A. Finkenzeller            Director
- ------------------------------
Robert A. Finkenzeller



/s/ C. Michael Jacobi                 Director
- ------------------------------
C. Michael Jacobi



/s/ John F. McCarthy                  Director
- ------------------------------
John F. McCarthy



/s/ Sister Marguerite Waite           Director
- ------------------------------
Sister Marguerite Waite

                                  EXHIBIT INDEX

   Exhibit
     No.                          Exhibit
   -------                        -------


     2.1 Agreement and Plan of Merger, dated as of June 29, 1999, by and between Webster Financial Corporation ("Webster") and New England Community Bancorp, Inc. ("NECB").

     2.2 Stock Option Agreement, dated as of June 29, 199, between NECB and Webster.

     5 Opinion of Hogan & Hartson L.L.P. as to the validity of securities registered hereunder, including the consent of that firm.

     8.1 Opinion of Day, Berry and Howard LLP as to certain tax matters, including the consent of that firm.

     8.2 Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters, including the consent of that firm.

     10.1 Executive Retention Agreement, dated as of June 29, 1999 by and between NECB and David A. Lentini, amending provisions of the Executive Retention Agreement, dated as of October 16, 1997 (filed as Exhibit 10(g) to NECB's Annual Report on Form 10-K filed with the SEC on March 31, 1998 and incorporated by reference in this document).

     10.2 Executive Retention Agreement, dated as of June 29, 1999 by and between NECB and Frank A. Falvo, amending provisions of the Executive Retention Agreement, dated as of October 16, 1997(filed as Exhibit 10(j) to NECB's Annual Report on Form 10-K filed with the SEC on March 31, 1998 and incorporated by reference in this document).

     10.3 Executive Retention Agreement, dated as of June 29, 1999 by and between NECB and Donat A. Fournier, amending provisions of the Executive Retention Agreement, dated as of October 16, 1997 (filed as Exhibit 10(h) to NECB's Annual Report on Form 10-K filed with the SEC on March 31, 1998 and incorporated by reference in this document).

     10.4 Executive Retention Agreement, dated as of June 29, 1999 by and between NECB and Anson C. Hall, amending provisions of the Executive Retention Agreement, dated as of October 16, 1997 (filed as Exhibit 10(i) to NECB's Annual Report on Form 10-K filed with the SEC on March 31, 1998 and incorporated by reference in this document).

     10.5 Non-Compete Agreement, dated as of June 29, 1999, by and between David A. Lentini and Webster Financial Corporation.

     10.6 Non-Compete Agreement, dated as of June 29, 1999, by and between Frank A. Falvo and Webster Financial Corporation.

     10.7 Non-Compete Agreement, dated as of June 29, 1999, by and between Donat A. Fournier and Webster Financial Corporation.

     10.8 Non-Compete Agreement, dated as of June 29, 1999, by and between Anson C. Hall and Webster Financial Corporation.


     23.1     Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5).

     23.2     Consent of Day,  Berry and Howard LLP (included as part of Exhibit
              8).

     23.3     Consent of  Wachtell,  Lipton,  Rosen & Katz  (included as part of
              Exhibit 8).

     23.4     Consent of KPMG LLP.

     23.5     Consent of Shatswell, MacLeod & Company, P.C.

     23.6     Consent of A.G. Edwards, Inc.

     23.7     Consent of HAS Associates, Inc.

     24       Power of attorney (included on signature page).

     99.1     Form of Webster proxy card.

     99.2     Form of NECB proxy card

- --------------